UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 26, 2019

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Report on Economic and Financial Analysis

1st Quarter 2019

bradesco

Table of contents

Some numbers included in this Report have been subjected to rounding adjustments.

As a result, some amounts indicated as total amounts in some charts may not be the arithmetic sum of the preceding numbers.

Percentage variations not presented in the framework of this report, are related, in their majority, to the low value balances compared with the other periods presented.

Press Release

Main Information

1Q19

Recurring Net Income	Profitability	Market Capitalization
"R$6.2 billion"	"Return on Average Equity	"R$270.3 billion"
+ 7.0% in the quarter	20.5%"	+ 11.4% in the quarter
+ 22.3% in 12 months		+ 14.0% in 12 months

R$ million (unless otherwise stated)	1Q19	4Q18	1Q18	Variation% (unless otherwise stated) 1Q19 x 4Q18	1Q19 x 1Q18
Result					
Recurring Net Income (1)	6,238	5,830	5,102	7.0	22.3
Net Interest Income	14,087	14,774	13,522	(4.7)	4.2
Expanded ALL (2)	(3,604)	(3,786)	(3,935)	(4.8)	(8.4)
Fee and Commission Income	8,074	8,434	7,886	(4.3)	2.4
Income from Insurance, Pension Plans and Capitalization Bonds (3)	3,826	3,542	3,127	8.0	22.4
Statement of Financial Position					
Total Assets (4)	1,388,429	1,386,010	1,303,842	0.2	6.5
Loans - Expanded Loan Portfolio (5)	548,294	531,615	486,645	3.1	12.7
- Individuals	200,164	194,723	177,814	2.8	12.6
- Companies	348,130	336,892	308,831	3.3	12.7
Shareholders' Equity	126,674	121,121	113,776	4.6	11.3
Assets under Management	2,205,050	2,181,893	2,040,686	1.1	8.1
Highlights					
Annualized Return on Average Equity (ROAE) - % (6)	20.5	19.7	18.6	0.8 p.p.	1.9 p.p.
Efficiency Ratio (ER) - %	48.6	50.4	49.0	(1.8) p.p.	(0.4) p.p.
Recurring Net Income per Share (in the last 12 months) - R$ (7)	2.83	2.68	2.42	5.3	16.5
Market Capitalization (8)	270,349	242,606	237,219	11.4	14.0
Interest on Shareholders' Equity - Net	1,752	1,648	1,519	6.3	15.3
Delinquency Ratio (> 90 days (9) / Loan Portfolio) - %	3.3	3.5	4.4	(0.2) p.p.	(1.1) p.p.
Tier I Capital - %	14.4	13.7	12.4	0.7 p.p.	2.0 p.p.

(1) According to the non-recurring events described on page 5 of this Economic and Financial Analysis Report;
(2) Includes provision for sureties, guarantees, income from loan recoveries, discounts granted, result with BNDU (assets not for own use) and impairment of financial assets;
(3) Income from Insurance, Pension Plans and Capitalization Bonds = Retained Premiums from Insurance, Pension Plans and Capitalization Bonds - Variation in technical reserves for Insurance, Pension Plans and Capitalization Bonds - Retained Claims - Capitalization Bond Draws and Redemptions - Insurance Plan, Pension Plan and Capitalization Bond Selling Expenses + Financial Income of the Operation;
(4) For more information, please see note 4 – Balance Sheet and Managerial Statement of Income, in chapter "Complete Financial Statements" of this report;
(5) Besides the Loan portfolio – Central Bank of Brazil (Bacen) concept includes sureties, guarantees, letters of credit, advances on credit card receivables, debentures, promissory notes, co-obligations in real estate receivable certificates and rural credit;
(6) It excludes the asset evaluation adjustments recorded under the Shareholders' Equity;
(7) For comparison purposes, shares were adjusted in accordance with bonuses and stock splits occurred in the periods;
(8) Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period's last trading day; and
(9) Overdue loans.

Recurring Net Income *vs.* Book Net Income

Below is a comparison between the main non-recurring events that affected the net income in the period:

R$ million	1Q19	4Q18	1Q18
Recurring Net Income	**6,238**	**5,830**	**5,102**
Non-Recurring Events	**(418)**	**(750)**	**(635)**
- Goodwill amortization (Gross)	(373)	(375)	(607)
- Impairment of Non-Financial Assets (1)	-	(514)	-
- Reversal of Complementary Reserve for Coverage (2)	-	288	-
- Other (3)	(45)	(149)	(28)
Book Net Income	**5,820**	**5,080**	**4,467**

(1) It is substantially composed by impairments of: (i) software, in the amount of R$212 million; (ii) goodwill of investments, in the amount of R$59 million; (iii) real state, in the amount of R$33 million; and (iv) hardware/equipment, in the amount of R$19 million;
(2) Provision fully reversed in compliance with SUSEP Circular No. 517/15 and its amendments; and
(3) Essentially composed of contingent liabilities, and in the 4Q18, includes tax incentives in the amount of R$79 million.

Summarized Analysis of Recurring Income

For more information about the summarized analysis of recurring income presented as follows, see chapter "Economic and Financial Analysis" of this report.

Recurring Income Statement (R$ million)	1Q19	4Q18	1Q18	Variation % 1Q19 x 4Q18	Variation % 1Q19 x 1Q18
Net Interest Income	**14,087**	**14,774**	**13,522**	**(4.7)**	**4.2**
- Client Portion	11,960	11,884	11,264	0.6	6.2
- Market Portion	2,127	2,890	2,258	(26.4)	(5.8)
Expanded ALL	**(3,604)**	**(3,786)**	**(3,935)**	**(4.8)**	**(8.4)**
ALL Expenses (1)	(6,292)	(4,495)	(4,599)	40.0	36.8
Income from Credit Recovery (1)	3,008	1,546	1,447	94.6	107.9
Granted Discounts / Other (2)	(364)	(593)	(528)	(38.6)	(31.1)
Impairment of Financial Assets (1)	44	(244)	(255)	-	-
Gross Income from Financial Intermediation	**10,483**	**10,988**	**9,587**	**(4.6)**	**9.3**
Income from Insurance, Pension Plans and Capitalization Bonds (3)	3,826	3,542	3,127	8.0	22.4
Fee and Commission Income	8,074	8,434	7,886	(4.3)	2.4
Personnel Expenses	(5,158)	(5,224)	(4,829)	(1.3)	6.8
Other Administrative Expenses	(5,026)	(5,395)	(4,810)	(6.8)	4.5
Tax Expenses	(1,752)	(1,844)	(1,821)	(5.0)	(3.8)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	48	79	27	(39.2)	77.8
Other Operating Income / (Expenses)	(1,625)	(1,976)	(1,497)	(17.8)	8.6
Operating Income	**8,870**	**8,604**	**7,670**	**3.1**	**15.6**
Non-Operating Income	24	22	(9)	9.1	-
Income Tax / Social Contribution	(2,602)	(2,742)	(2,483)	(5.1)	4.8
Non-controlling interests in subsidiaries	(54)	(54)	(76)	-	(28.9)
Recurring Net Income	**6,238**	**5,830**	**5,102**	**7.0**	**22.3**

(1) In the 1Q19, the expense lines with ALL Gross is impacted in R$1,836 million, due to the entry of the judicial recovery plan of clients written off for losses, taking effects in the lines of Income from Credit Recovery and Impairment of Financial Assets, without effects in the total ALL expense as well as in the income of this quarter;
(2) Includes the result with BNDU, provision for sureties and guarantees and others; and
(3) Income from Insurance, Pension Plans and Capitalization Bonds = Retained Premiums from Insurance, Pension Plans and Capitalization Bonds - Variation in technical reserves for Insurance, Pension Plans and Capitalization Bonds - Retained Claims - Capitalization Bond Draws and Redemptions - Insurance Plan, Pension Plan and Capitalization Bond Selling Expenses + Financial Income of the Operation.

Summarized Analysis of Recurring Income

Recurring Net Income

In 1Q19, we reached a return on the Average Adjusted Shareholders' Equity (ROAE) of 20.5%, the highest index in the last fifteen quarters. The net income increase reflects a good performance of the operating income both in the quarterly comparison (1Q19 x 4Q18) and in the annual comparison (1Q19 x 1Q18), which despite originating from a high level in 4Q18, increased 3.1% in the quarter and 15.6% in relation to 1Q18. This evolution originates mainly from the highest client portion, the lowest Expanded ALL and the highest income from insurance, pension plans and capitalization bonds, in addition to the good performance of the fee and commission Income.



▲ 22.3%
▲ 7.0%
R$ million
5,102
5,830
6,238
30.6%
30.6%
29.1%
69.4%
69.4%
70.9%
1Q18
4Q18
1Q19
Banking Activities
Insurance Activities

Efficiency Ratio (ER)



70.2%
68.4%
67.0%
65.2%
64.5%
49.0%
49.4%
49.3%
49.6%
49.5%
49.0%
49.7%
49.4%
50.4%
48.6%
1Q18
2Q
3Q
4Q
1Q19
Quarterly ER
12-month ER
12-month risk-adjusted ER

In comparison with the previous quarter, the ER showed a positive performance, highlighting the improvement of 1.8 p.p. in the quarterly ER (1Q19 x 4Q18), originating from lower personal expenses, administrative expenses and other operating expenses, net of income and higher results related to income from insurance, pension plans and capitalization bonds and net interest income with clients. The constant improvement of the risk-adjusted ER, is due to the continuous decrease in the Expanded ALL, which maintained its sequence of decline.

Net Interest Income

Client Portion



▲ 6.2%
▲ 0.6%
R$ million
11,264
11,884
11,960
1Q18
4Q18
1Q19

The growth in relation to the other periods is due to the positive effects of the average business volume increase, mainly because of the improvement of transactions to individuals and the better results of the products' mix. These effects were impacted by the lower average spread. In addition, in relation to the 4Q18, the margin was impacted by the lower number of days.

Market Portion



▼ -5.8%
▼ -26.4%
R$ million
2,258
2,890
2,127
1Q18
4Q18
1Q19

The decrease in the periods is justified by lower gains in the management of assets/liabilities (ALM), mainly by the lowest margin of the fixed positions.

Summarized Analysis of Recurring Income

Expanded ALL (Expenses)


3.2%
2.8%
2.6%
R$ million
▼ -8.4%
▼ -4.8%
3,935
3,786
3,604
3,680
3,542
3,648
255
244
(44)
1Q18
4Q18
1Q19
ALL, Credit Recovery and Granted Discounts
Impairment of Financial Assets
Expanded ALL (Expense) / Expanded Loan Portfolio (Annualized)

Even considering the loan portfolio evolution of 12.7% in 12 months, the Expanded ALL continues to show a reduction, due to the improvement in the quality of the operations, which can be explained by the slumps in the delinquency rates. We also highlight the lower levels of losses realized in the periods. As a consequence of the growth of the loan portfolio and lower Expanded ALL, we observed, once again, a reduction in the ratio of these expenses and the expanded loan portfolio, which registered 2.6% in this quarter, the lowest level since the 4Q17. It is highlighted that, in this quarter the expense lines with ALL Gross is impacted in R$1,836 million, due to the entry of the judicial recovery plan of clients written off for losses, taking effects in the lines of Income from Credit Recovery and Impairment of Financial Assets, without effects in the total ALL expense as well as in the income of this quarter.

Fee and Commission Income


27.9
28.3
28.8
R$ million
▲ 2.4%
▼ -4.3%
7,886
8,434
8,074
61
62
61
1Q18
4Q18
1Q19
Fee and Commission Income
Checking Account Holders - million
Business Days

The performance of this quarter in relation to the 1Q18 was boosted by the increase of the operational volume, due to the higher offer and placement of products and services, which benefitted, mainly the consortium management, custody and brokerage services, and collection income. We also highlight, the positive performance of the income from the checking accounts, reflecting the management of the products portfolio according to the client segmentation.

In comparison with the 4Q18, the decrease is related to the lower number of working days and to the seasonal effect of the previous quarter, mainly affecting the card income and loan operations income. In addition, the lower activity of the capital market affected the performance of the underwriting / financial advisory services.

Income from Insurance Operations, Pension Plans and Capitalization Bonds


R$ million
▲ 22.4%
▲ 8.0%
3,127
3,542
3,826
1,612
1,423
1,335
1,515
2,119
2,491
1Q18
4Q18
1Q19
Operating Income
Financial Result

In the comparison with the 4Q18, the evolution of the operating income reflects the improvement of the claim and expense ratios, highlighting the segments of "Health", "Life and Pension" and "Auto P&C". In addition to the improvements mentioned above, in relation to the 1Q18, the operating income was impacted by the effect of the annual review of the assumptions that restate the long-term technical provisions. The lower financial income, in relation to the periods is mainly justified, by the IGP-M performance and the lower income from variable income in comparison to the 1Q18.

Operating Expenses

(Personnel and Administrative)


R$ million
▲ 5.7%
▼ -4.1%
9,639
10,619
10,184
4,829
5,224
5,158
4,810
5,395
5,026
1Q18
4Q18
1Q19
Administrative Expenses
Personnel Expenses

Personnel Expenses – The "structural part" presented a drop in the comparative with the 4Q18, which reflects the lower expenses with payroll / social charges and benefits occurring in the 1Q19. In relation to the 1Q18, the growth is related to the effects of the collective bargaining agreement of 2018 / 2019 (readjustment of 5%) and to the evolution of the personnel, in their majority allocated in the business area. In the "non-structural" part, the evolutions in the periods are justified, essentially, by higher and variable expenses related to the growth of results, highlighting that as per this year we implemented a program of variable compensation directed to the branch network. In relation to the 1Q18, this growth was practically neutralized by lower expenses with labor claims.

Administrative Expenses – The reduction of the expenses in the comparative with the 4Q18 reflects the lower expenses in practically all the lines, highlighting advertising and marketing, outsourced services and data processing. In the comparative with the 1Q18, the increment of these expenses is concentrated in variable expenses and other expenses related to business growth, in addition to contractual readjustments and rate adjustments of concessionaires of public services occurring in the period. It stresses that we are still capturing the benefits of the strategy of optimizing the customer service points that, even considering the contractual readjustments, have reduced the level of expenses in various lines, like, for example, security and surveillance, rent and transportation.

Summarized Analysis of Recurring Income

Expanded Loan Portfolio

R$ million	Mar19	Dec18	Mar18	Variation % Mar19 x Dec18	Variation % Mar19 x Mar18	As % of Mar19
Companies	**348,130**	**336,892**	**308,831**	**3.3**	**12.7**	**63.5**
Large Corporates	248,374	235,329	216,907	5.5	14.5	45.3
Micro, Small and Medium-Sized Enterprises	99,756	101,563	91,924	(1.8)	8.5	18.2
Individuals	**200,164**	**194,723**	**177,814**	**2.8**	**12.6**	**36.5**
Payroll-deductible Loans	53,505	50,932	45,281	5.1	18.2	9.8
Real Estate Financing	39,759	38,284	34,396	3.9	15.6	7.3
Credit Card	34,319	35,850	32,982	(4.3)	4.1	6.3
CDC / Vehicle Leasing	24,628	23,696	21,584	3.9	14.1	4.5
Personal Loans	21,688	19,874	17,581	9.1	23.4	4.0
Other	26,265	26,087	25,990	0.7	1.1	4.8
Expanded Loan Portfolio	**548,294**	**531,615**	**486,645**	**3.1**	**12.7**	**100.0**
		Without exchange variation		**3.1**	**11.4**	

Delinquency Ratio over 90 days


%
7.2
6.8
6.6
6.1
5.2
4.7
4.43
4.33
6.2
5.8
5.5
5.1
4.8
4.5
4.25
4.19
4.9
4.8
4.7
4.4
3.9
3.6
3.51
3.27
1.5
1.8
1.9
2.0
1.7
1.5
1.46
0.97
June17
Sept
Dec
Mar18
June
Sept
Dec
Mar19
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

For the eighth consecutive quarter, the delinquency ratio showed a decrease, reflecting the better quality of the new captures and adjustments in the loan granting and credit recovery processes. All the segments showed an improvement in index since the beginning of 2018, particularly the segments of micro, small and medium-sized enterprises, and of individuals. Since the peak of delinquency in March 2017, the total index experienced a decrease of 2.4 p.p..

Coverage Ratio over 90 days


%
202.5
207.7
211.4
219.3
230.0
243.4
245.3
269.2
255.8
10.0
9.9
9.9
9.6
9.0
8.8
8.6
8.8
6.0
5.6
5.5
5.4
4.7
4.5
4.2
4.0
4.0
3.7
3.5
3.2
3.1
2.6
2.6
2.5
June17
Sept
Dec
Mar18
June
Sept
Dec
Mar19
Net losses in 12 months
E-H Non-Performing Loans
Total Provision
Coverage Ratio over 90 Days
Coverage Ratio over 90 Days - no effect of restructured credits

The coverage ratio presented a growth of 24 p.p. in the quarter, reaching 269.2% highlighting that, in addition to the delinquency ratio improvement, almost 13 p.p. is justified by the restructuring of corporate client loans made in this quarter, whose values are 100% provisioned. Our net loss estimated for March 2019 point to 2.5%, and keep the downward trend shown in the E-H Non-Performing operations. In addition to the effects mentioned above, our level of provisioning concerning the loan portfolio reflects the quality improvement of our operations and the models of provisioning improvement, which are based on statistical models that capture historical, actuarial and prospective data.

NPL Creation – 90 days *vs.* Write-offs

The total NPL Creation in relation to the loan portfolio reached the lowest historical level in the 1Q19, showing a decrease in all segments, highlighting the decrease on the large corporates' portfolio.


R$ million
1.4%
1.4%
1.4%
1.2%
1.0%
1.0%
1.1%
0.9%
5,200
8,180
4,997
5,934
5,118
5,443
4,396
5,363
3,904
4,892
4,011
4,859
4,478
4,650
3,826
4,389
2Q17
3Q
4Q
1Q18
2Q
3Q
4Q
1Q19
NPL Creation - 90 days
Write-offs
NPL Creation - 90 days / Loan Portfolio (Bacen)

Digital in Figures

Developed as a 100% stand-alone digital bank platform, whose main objective is to complement the Bradesco Organization's ecosystem of solutions, Next was officially launched to the market on October 30, 2017. The data below shows the important evolutions related to the conquests of clients and to the volumes that are transacted on this new platform.

Amount of transactions


In millions
Average growth
72%
7
16
22
45
61
1Q18
2Q18
3Q18
4Q18
1Q19

Opening of New Accounts


In thousand
Average growth
60%
45
83
119
218
300
77%
were not Bradesco Accounts
1Q18
2Q18
3Q18
4Q18
1Q19


Active Accounts and Projections 2019
1.5 million
800 thousand
500 thousand
126.7 thousand
CHURN less than 2.0%
Mar18
Dec18
Mar19
Dec19

In March 2019, Next reached 800 thousand active accounts. Of these, 77% were not clients of Bradesco, which shows that we are expanding to new market niches. And our churn of 2.0% indicates the good acceptance of Next among its users.

Clients executed 61.3 million transactions (a volume 35% higher than the one performed in the previous quarter), which shows that, in addition to opening accounts, clients are becoming more and more engaged with Next.

Digital Channels

In the Digital Channels, we highlight the growth in volume of the loans authorized in 2019, mainly observing the evolutions of the mobile channel, whose authorized loans grew 159% for companies and 96% for Individuals. These evolutions relate to the implantation of new features of this channel. For companies, the implantation of the Programmed Advance contributed to the growth of 99% in the Anticipation of Receivables product. The implantation of the *Giro Fácil* product in November 2018, has also contributed to this growth.


Loans authorized in the Digital Channels – R$ billion
Individuals
▲49.2%
▲27.6%
2.7
3.4
5.1
1Q17
1Q18
1Q19
Highlights
Loans Authorized by Product
1Q19 x 1Q18
Personal Loans +43% (origination of R$3.9 bi)
Payroll-deductible loans +74% (origination of R$1.1 bi)
Loans Authorized by Mobile Channel
Base 100 Evolution
100
210
413
1Q17
1Q18
1Q19
Companies
▲36.2%
▲17.6%
3.9
4.6
6.3
1Q17
1Q18
1Q19
Highlights
Loans Authorized by Product
1Q19 x 1Q18
Discount +24% (origination R$4.4 bi)
Advance Payment to Suppliers +71% (origination of R$1.4 bi)
Loans Authorized by Mobile Channel*
Base 100 Evolution
100
259
1Q18
1Q19
* Mobile companies was launched in Sept17.


Digital Account Holders
In millions
11.6
13.0
14.7
1.0
1.1
1.2
1Q17
1Q18
1Q19
Individuals
Companies
15.9 MM Clients WITH A DIGITAL PROFILE
38 thousand new accounts were opened in 1Q19 via Mobile App

Main Economic Indicators

Main Indicators (%)	1Q19	4Q18	1Q18
Interbank Deposit Certificate (CDI)	1.51	1.54	1.59
Ibovespa	8.56	10.77	11.73
USD – Commercial Rate	0.57	(3.22)	0.48
General Market Price Index (IGP-M)	2.16	(0.69)	1.48
Extended Consumer Price Index (IPCA)	1.51	0.39	0.70
Business Days (#)	61	62	61
Calendar Days (#)	90	92	90
Indicators (Closing Rate)			
USD – Commercial Selling Rate (R$)	3.8967	3.8748	3.3238
5 years CDS (Points)	180	208	164
Selic - Base Interest Rate (% p.a.)	6.50	6.50	6.50
BM&F Fixed Rate (% p.a.)	6.58	6.55	6.29

Bradesco's Projections up to 2021

%	2019	2020	2021
USD - Commercial Rate (year-end) - R$	3.70	3.77	3.84
Extended Consumer Price Index (IPCA)	3.80	3.90	3.75
General Market Price Index (IGP-M)	5.71	4.22	4.17
Selic (year-end)	6.50	7.50	7.00
Gross Domestic Product (PIB)	1.90	2.20	3.00

Guidance

Perspectives for 2019

		Realized 1Q19 x 1Q18
Expanded Loan Portfolio	9% to 13%	12.7% (11.4% without exchange variation)
Net Interest Income	4% to 8%	4.2%
Fee and Commission Income	3% to 7%	2.4%
Operating Expenses (Administrative and Personnel Expenses)	0% to 4%	5.7%
Income from Insurance, Pension Plans and Capitalization Bonds (1)	5% to 9%	22.4%
Expanded ALL - R$ billion	R$11.5 to R$14.5	R$3.6 (Realized 1Q19)

(1) Includes the financial income of the operation.

This Economic and Financial Analysis Report contains forward-looking statements related to our business. Such statements are based on Management's current expectations, estimates and projections concerning future events and financial trends that may affect our business. However, the forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may be beyond our control. In addition, certain forward-looking statements, such as the guidance, for example, are based on assumptions, which depending on future events, may not prove accurate. Thus, the actual results may differ significantly from the plans, objectives, expectations, forecasts and intentions expressed or implied in such forward-looking statements. The factors that can modify the actual results include changes in business and economic conditions, changes in interest rates, inflation, loss of the ability to capture deposits, and loss of clients or of income, among others.

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Economic and Financial Analysis

Net Interest Income

Net Interest Income Breakdown and Analysis

(R$ million)	1Q19	4Q18	1Q18	Variation 1Q19 x 4Q18	Variation 1Q19 x 1Q18
Net Interest Income	14,087	14,774	13,522	(687)	565
Client Portion [1]	11,960	11,884	11,264	76	696
Average Balance	470,993	460,309	415,962	276	1,490
Average Rate	10.6%	10.7%	11.3%	(200)	(794)
Market Portion [2]	2,127	2,890	2,258	(763)	(131)

(1) It relates to the result of operations made with assets (loans and other) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rate of the deducted operations from the internal funding cost and the liabilities result represents the difference between the cost of raising funds and the transfer rate of these funds; and
(2) Composed by Assets and Liabilities Management (ALM), Trading and Working Capital.

Net interest income with clients



11.9%
11.7%
11.7%
11.3%
11.4%
11.0%
10.7%
10.6%
10.6%
9.3%
7.2%
6.5%
6.4%
6.5%
6.3%
6.2%
12,139
11,734
11,725
11,264
11,694
11,887
11,884
11,960
2Q17
3Q
4Q
1Q18
2Q
3Q
4Q
1Q19
Client Portion
Average Rate
Average Interbank Deposit Certificate (CDI)

Change in the Client Portion 1Q19 x 4Q18



11,884
276
(287)
327
(240)
11,960
4Q18
Average volume
Spread
Products Mix
Number of Days
1Q19

The growth related to the other periods is due to the positive effects of the average business volume increase, mainly because of the improvement of operations to individuals, highlighting the real state financing products, payroll-deductible loans and vehicles, and the better result of the products' mix. These effects were impacted by the lower average spread, due to the higher competitive market dynamics. In addition, in relation to the 4Q18, the margin was impacted by the lower number of days.

Net interest income with clients *vs.* Expanded ALL

The increase in the average business volume and the better products' mix have contributed to the growth of the client portion, in addition, the quality improvement of the portfolio continues to positively reflect the cost of delinquency (Expanded ALL), contributing with the growth of the net spread.



44.8%
39.7%
46.5%
34.9%
29.9%
29.8%
31.9%
30.1%
6.5%
7.0%
6.1%
7.2%
7.9%
7.6%
7.2%
7.3%
R$ million
12,139
11,734
11,725
11,264
11,694
11,887
11,884
11,960
5,438
4,663
5,456
3,935
3,491
3,543
3,786
3,604
6,701
7,071
6,269
7,329
8,203
8,344
8,098
8,356
2Q17
3Q
4Q
1Q18
2Q
3Q
4Q
1Q19
Expanded ALL
Net Client Portion
Expanded ALL / Client Portion - Gross %
Net Spread %

Net Interest Income with Market

The decrease in the periods is justified by lower gains in the management of assets/liabilities (ALM), mainly by the lowest margins of the fixed positions.

Main Indicators of Loan Portfolio

The charts below refer to the Loan Portfolio, as defined by Bacen:

Flow of Maturities[1]

As one of its features, the loan portfolio by flow of maturities of operations has a longer profile, mainly due to the representativeness of real estate financing and payroll-deductible loans. It must be noted that, due to their guarantees and characteristics, these operations not only present a lower risk, but also provide more favorable conditions to gain customer loyalty.



%
Mar19
Medium-/ Long-Term
64.5
49.3
15.2
12.1
6.3
5.9
11.2
35.5
Short-Term
181 to 360 days
1 to 30 days
31 to 60 days
Over 360 days
61 to 90 days
91 to 180 days

(1) Only normal course operations.

Delinquency Ratio

Over 90 days

For the eighth consecutive quarter, the delinquency declined in every segment, reflecting the better quality of the new captures and adjustments in the loan granting and recovery processes. We highlight that, in the last 12 months, the total of the loans overdue for over 90 days presented a 16% decrease, with a decrease in every segment: 25% for micro, small and medium-sized enterprises, 4% for individuals, and 44% in the large corporate portfolio.



%
7.2
6.8
6.6
6.1
5.2
4.5
4.25
4.19
6.2
5.8
5.5
5.1
4.8
4.7
4.43
4.33
4.9
4.8
4.7
4.4
3.9
3.6
3.51
3.27
1.5
1.8
1.9
2.0
1.7
1.5
1.46
0.97
June17
Sept
Dec
Mar18
June
Sept
Dec
Mar19
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

15-90 days

The growth presented in the quarter reflects the seasonal behavior at the beginning of the year, observed, mainly, in the operations with individuals, therefore, not presenting a change of trend.



%
5.5
5.5
5.1
5.4
5.2
5.2
4.76
5.33
5.4
5.4
6.1
5.2
4.6
4.3
4.31
4.54
4.2
4.3
4.0
4.2
4.0
3.9
3.51
3.81
1.4
1.8
0.6
1.4
1.7
1.5
0.88
0.94
June17
Sept
Dec
Mar18
June
Sept
Dec
Mar19
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

Main Indicators of Loan Portfolio

Coverage Ratios

The substantial growth of the coverage ratio, presented in March 2019, is justified by the restructuring of corporate client loans made in this quarter, whose values are 100% provisioned. Excluding the restructuring effect, the 60 and 90 days coverage ratios would be of 209% and 256%, respectively. In the annual comparison (1Q19 x 1Q18), while the Loan Portfolio (Bacen) increased 13.1%, loans overdue for over 60 and 90 days showed a 16% decrease. These movements reflect the quality improvement of our operations and the improvement of the models of provisioning, which are based on statistical models that capture historical, actuarial and prospective data.



R$ million
June17 Sept Dec Mar18 June Sept Dec Mar19
Total Provision (A): 37,536 36,557 36,527 35,763 35,240 35,237 35,084 36,987
Loan Portfolio Overdue for over 60 Days (B): 22,483 20,937 20,868 19,900 18,610 17,538 17,403 16,798
Loan Portfolio Overdue for over 90 Days (C): 18,540 17,603 17,278 16,311 15,323 14,474 14,302 13,739
Coverage Ratio over 90 Days (A/C): 202.5% 207.7% 211.4% 219.3% 230.0% 243.4% 245.3% 269.2%
Coverage Ratio over 60 Days (A/B): 167.0% 174.6% 175.0% 179.7% 189.4% 200.9% 201.6% 220.2%
Coverage Ratio - no effect of restructured credits: 255.8% 209.3%

NPL Creation – 90 days *vs.* Write-offs

In 1Q19, the NPL Creation in relation to the loan portfolio reached 0.9%, the lowest historical level, reflecting the strength of our policies and of the loan granting and loan recovery processes. We highlight the low origination loan portfolio in arrears from large corporates in this quarter, boosting the lower total NPL creation. In the other portfolios, the indicator is still at low levels. Below we have demonstrated the opening of the NPL Creation per portfolio:



Total - 90 days
R$ million
2Q17 3Q 4Q 1Q18 2Q 3Q 4Q 1Q19
NPL Creation - 90 days: 5,200 4,997 5,118 4,396 3,904 4,011 4,478 3,826
Write-offs: 8,180 5,934 5,443 5,363 4,892 4,859 4,650 4,389
NPL Creation - 90 days / Loan Portfolio (Bacen): 1.4% 1.4% 1.4% 1.2% 1.0% 1.0% 1.1% 0.9%



Large Corporates
R$ million
2Q17 3Q 4Q 1Q18 2Q 3Q 4Q 1Q19
NPL Creation - Large Corporates: 669 754 475 573 327 572 627 18
Write-offs - Large Corporates: 1,649 513 439 459 494 816 672 530
NPL / Large Corporates: 0.6% 0.7% 0.4% 0.5% 0.3% 0.5% 0.5% -



Micro, Small and Medium-Sized Enterprises
R$ million
2Q17 3Q 4Q 1Q18 2Q 3Q 4Q 1Q19
NPL Creation - Micro, Small and Medium-Sized Enterprises: 1,578 1,523 1,996 1,323 1,089 814 1,266 1,233
Write-offs - Micro, Small and Medium-Sized Enterprises: 2,815 2,000 2,043 1,766 1,690 1,313 1,344 1,332
NPL / Micro, Small and Medium-Sized Enterprises: 1.9% 1.8% 2.4% 1.6% 1.2% 0.9% 1.4% 1.3%



Individuals
R$ million
2Q17 3Q 4Q 1Q18 2Q 3Q 4Q 1Q19
NPL Creation - Individuals: 2,953 2,720 2,647 2,500 2,488 2,625 2,585 2,575
Write-offs - Individuals: 3,716 3,421 2,961 3,138 2,708 2,730 2,634 2,527
NPL / Individuals: 1.7% 1.6% 1.5% 1.4% 1.4% 1.4% 1.3% 1.3%

Loan Portfolio

Bacen Portfolio *vs.* Expanded Portfolio

The loan portfolio (Bacen) of March 2019, which registered a positive increase in the quarter and in the last 12 months, was boosted both by operations with companies and operations with individuals, with emphasis on operations related to consumer finance (personal loans, payroll-deductible loans and vehicle) and real estate financing, which presents, again, a two-digit growth in the 12 month comparison.

Our average daily origination of 1Q19 in comparison with the 1Q18 increased 27% (21% with individuals, and 30% with companies). It should be noted that, in the loans authorized for individuals through digital channels reached R$5.1 billion in 1Q19 (+49% in relation to 1Q18), and from this total there was an increase of 96% in the Individual mobile channel only, all that in relation to the 1Q18 releases, reaching R$2.7 billion in this quarter.

In the expanded portfolio, we highlight the growth in 12 months of operations with debentures, in which the majority are designed for large corporates, which are part of the line of operations with credit risk.

	Mar19	Dec18	Mar18	Variation % Quarter	Variation % 12 months
Individuals	199,480	193,732	176,879	3.0	12.8
Companies	220,734	213,953	194,520	3.2	13.5
Loan Portfolio - Bacen	**420,214**	**407,685**	**371,399**	**3.1**	**13.1**
Sureties and Guarantees	73,314	72,871	72,676	0.6	0.9
Operations bearing Credit Risk - Commercial Portfolio [1]	49,364	45,883	38,336	7.6	28.8
Other [2]	5,401	5,176	4,234	4.4	27.6
Expanded Loan Portfolio	**548,294**	**531,615**	**486,645**	**3.1**	**12.7**
		Without exchange variation		3.1	11.4

(1) It includes debentures operations and promissory notes; and
(2) It considers letters of credit, advances of credit card receivables and co-obligation in the assignment (CRI and rural credit).

Expanded Loan Portfolio

Expanded Loan Portfolio Breakdown by Customer Profile, Product and Currency

R$ million	Mar19	Dec18	Mar18	Variation % Quarter	Variation % 12 months
Individuals	**200,164**	**194,723**	**177,814**	**2.8**	**12.6**
Consumer Financing	**134,140**	**130,353**	**117,428**	**2.9**	**14.2**
Payroll-deductible Loans	53,505	50,932	45,281	5.1	18.2
Credit Card	34,319	35,850	32,982	(4.3)	4.1
CDC / Vehicle Leasing	24,628	23,696	21,584	3.9	14.1
Personal Loans	21,688	19,874	17,581	9.1	23.4
Real Estate Financing	**39,759**	**38,284**	**34,396**	**3.9**	**15.6**
Other Products	**26,265**	**26,086**	**25,990**	**0.7**	**1.1**
Rural Loans	7,860	7,979	8,032	(1.5)	(2.1)
BNDES/Finame Onlendings	6,221	6,229	6,376	(0.1)	(2.4)
Other	12,185	11,878	11,582	2.6	5.2
Companies	**348,130**	**336,892**	**308,831**	**3.3**	**12.7**
Working Capital	41,570	40,932	39,894	1.6	4.2
Operations Abroad	34,938	32,728	28,436	6.8	22.9
Export Financing	42,195	36,629	30,979	15.2	36.2
Real Estate Financing	21,537	23,000	25,886	(6.4)	(16.8)
BNDES/Finame Onlendings	18,443	18,941	21,945	(2.6)	(16.0)
Overdraft Account	7,003	6,255	6,894	12.0	1.6
CDC / Leasing	10,642	9,977	7,371	6.7	44.4
Rural Loans	5,019	5,467	6,248	(8.2)	(19.7)
Sureties and Guarantees	72,693	72,143	72,060	0.8	0.9
Operations bearing Credit Risk - Commercial Portfolio	49,364	45,883	38,336	7.6	28.8
Other	44,727	44,937	30,782	(0.5)	45.3
Expanded Loan Portfolio	**548,294**	**531,615**	**486,645**	**3.1**	**12.7**
Real	506,084	491,608	451,469	2.9	12.1
Foreign Currency	42,210	40,007	35,176	5.5	20.0

Expanded Loan Portfolio

Real Estate Financing


R$ million
Portfolio
32,926
33,305
33,687
34,396
35,618
37,051
38,284
39,759
28,454
27,712
27,179
25,886
25,425
24,515
23,000
21,537
Quartely origination
1,944
412
1,532
1,993
403
1,590
1,977
365
1,612
2,972
936
2,036
3,803
866
2,937
4,119
1,098
3,021
4,227
1,317
2,910
3,738
926
2,812
June17
Sept
Dec
Mar18
June
Sept
Dec
Mar19
Borrower
Builder
Individuals
Companies


Units Financed
11,498
3,679
7,819
16,916
6,050
10,866
15,438
5,137
10,301
1Q18
4Q18
1Q19
Borrower
Builder

Payroll-Deductible Loans

Distribution of the Portfolio by Sector


6.0%
47.7%
Mar19
46.3%
Private Sector
Public Sector
Social Security National Institute (INSS)/Dataprev


Portfolio
70.5%
71.3%
72.3%
72.0%
71.6%
71.6%
71.9%
71.2%
R$ million
41,191
26,687
64.8%
14,504
35.2%
42,551
28,577
67.2%
13,974
32.8%
43,968
30,182
68.6%
13,786
31.4%
45,281
31,770
70.2%
13,511
29.8%
46,593
33,544
72.0%
13,049
28.0%
48,572
35,403
72.9%
13,169
27.1%
50,932
38,092
74.8%
12,840
25.2%
53,505
41,239
77.1%
12,266
22.9%
June17
Sept
Dec
Mar18
June
Sept
Dec
Mar19
Network of Branches
Correspondent / Other Channels
As a % of total Personal Loans

Vehicle Financing


Portfolio
R$ million
31,155
11,153
20,002
30,925
10,550
20,375
31,802
10,497
21,305
32,300
10,196
22,104
33,227
10,553
22,674
34,435
11,273
23,162
36,811
12,564
24,247
38,226
13,062
25,164
June17
Sept
Dec
Mar18
June
Sept
Dec
Mar19
Individuals
Companies

Distribution of the Portfolio by Product


11.7%
1.5%
Mar19
86.7%
CDC Portfolio
Leasing Portfolio
Finame Portfolio

Expanded Loan Portfolio

Expanded Loan Portfolio Concentration – By Economic Sector

R$ million	Mar19	%	Dec18	%	Mar18	%
Economic Sector						
Public Sector	**14,723**	**2.7**	**13,531**	**2.5**	**11,577**	**2.4**
Oil, derivatives and aggregate activities	10,016	1.8	10,626	2.0	9,632	2.0
Production and distribution of electricity	3,733	0.7	1,844	0.3	1,194	0.2
Other sectors	974	0.2	1,061	0.2	751	0.2
Private Sector	**533,571**	**97.3**	**518,085**	**97.5**	**475,068**	**97.6**
Companies	**333,407**	**60.8**	**323,362**	**60.8**	**297,254**	**61.1**
Real estate and construction activities	32,456	5.9	32,011	6.0	35,240	7.2
Retail	35,453	6.5	37,898	7.1	29,853	6.1
Transportation and concession	26,817	4.9	26,539	5.0	24,250	5.0
Services	30,826	5.6	28,852	5.4	26,430	5.4
Wholesale	14,353	2.6	14,695	2.8	13,920	2.9
Automotive	18,126	3.3	16,022	3.0	12,691	2.6
Food products	13,838	2.5	14,036	2.6	10,727	2.2
Other sectors	161,538	29.5	153,309	28.8	144,143	29.6
Individuals	**200,164**	**36.5**	**194,723**	**36.6**	**177,814**	**36.5**
Total	**548,294**	**100.0**	**531,615**	**100.0**	**486,645**	**100.0**

Changes in the Expanded Loan Portfolio by Rating

Also, as a consequence of the reinforcement of loan granting policies and risk management, 97% of new borrowers were classified in ratings from AA to C, collaborating with the loan portfolio's quality improvement.

Changes in Expanded Loan Portfolio by Rating between March 2018 and 2019	Total Credit on March 2019		New Customers between April 2018 and March 2019		Remaining customers from March 2018	
Rating	R$ million	%	R$ million	%	R$ million	%
AA - C	488,471	89.1	38,009	96.6	450,365	88.5
D	11,092	2.0	361	0.9	10,731	2.1
E - H	48,730	8.9	962	2.4	47,768	9.4
Total	**548,294**	**100.0**	**39,332**	**100.0**	**508,865**	**100.0**

Expanded Loan Portfolio by Rating and Customer Size (%)

The range represented by credits classified between AA-C is at satisfying levels. We highlight the frequent improvement recorded in the loan portfolio of individuals. The growth observed in the E-H credits of the large corporates reflects the restructuring of loans made in the 1Q19, disregarding this effect, there was a decline in those loans.

Customer Profile	Mar19 By Rating			Dec18 By Rating			Mar18 By Rating		
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporates	87.9	2.0	10.1	88.5	1.9	9.6	87.9	2.4	9.7
Micro, Small and Medium-Sized Enterprises	87.4	2.7	9.8	87.7	2.8	9.5	84.8	3.8	11.4
Individuals	91.3	1.8	6.9	91.2	1.8	7.0	89.9	2.1	8.0
Total	89.1	2.0	8.9	89.4	2.0	8.6	88.0	2.6	9.4

Expanded Loan Portfolio

Portfolio by Debtors


%
31.9
33.2
34.2
33.0
33.7
25.0
26.5
27.4
26.3
27.2
16.2
16.8
17.6
17.5
17.9
11.1
11.2
11.8
12.2
12.0
2.1
2.0
2.1
2.1
1.9
Mar18
June
Sept
Dec
Mar19
100 Largest
50 Largest
20 Largest
10 Largest
Largest borrower

Bacen Portfolio Indicators

With the aim of facilitating the monitoring of the quantitative and qualitative performance of our loan portfolio, a comparative summary of the main figures and indicators is presented below:

R$ million (except %)	Mar19	Dec18	Mar18	Variation% (unless otherwise) Quarter	Variation% (unless otherwise) 12 months
Total Provision	**36,987**	**35,084**	**35,763**	5.4	3.4
- Specific	13,661	14,100	16,499	(3.1)	(17.2)
- Generic	16,428	14,081	12,365	16.7	32.9
- Excess	6,899	6,903	6,899	(0.1)	-
Specific Provision / Total Provision (%)	36.9	40.2	46.1	(3.3) p.p.	(9.2) p.p.
Total Provision / Loans (%)	8.8	8.6	9.6	0.2 p.p.	(0.8) p.p.
AA - C Rated Loans / Loans (%)	89.3	89.5	87.6	(0.2) p.p.	1.7 p.p.
D-rated Operations under Risk Management / Loans (%)	2.5	2.5	3.0	(0.1) p.p.	(0.5) p.p.
E-H rated Loans / Loans(%)	9.5	9.0	9.4	0.5 p.p.	0.1 p.p.
D-rated loans	9,169	9,413	11,137	(2.6)	(17.7)
Provision for D-rated loans	1,414	1,468	1,710	(3.7)	(17.3)
Provision / D-rated loans (%)	15.4	15.6	15.4	(0.2) p.p.	-
D-H rated Non-Performing Loans	19,535	19,815	23,205	(1.4)	(15.8)
Total Provision / D-to-H-rated Non-performing Loans (%)	189.3	177.1	154.1	12.3 p.p.	35.2 p.p.
E-H Rated Loans	35,589	33,636	34,901	5.8	2.0
Provision for E-H rated loans	32,759	30,894	31,478	6.0	4.1
Provision / E-H rated loans (%)	92.0	91.8	90.2	0.2 p.p.	1.8 p.p.
E-H rated Non-Performing Loans	16,772	17,228	20,191	(2.6)	(16.9)
Total Provision / E-to-H-rated Non-performing Loans (%)	220.5	203.6	177.1	16.9 p.p.	43.4 p.p.

Main Funding Sources

Funds Raised and Managed

R$ million	Mar19	Dec18	Mar18	Variation % Quarter	Variation % 12 months
Demand Deposits	32,977	36,134	33,177	(8.7)	(0.6)
Savings Deposits	108,575	111,171	101,777	(2.3)	6.7
Time Deposits + Debentures	192,907	204,818	156,981	(5.8)	22.9
Borrowing and Onlending	59,944	56,659	50,052	5.8	19.8
Funds from Issuance of Securities	157,507	147,721	142,590	6.6	10.5
Subordinated Debts	18,528	18,650	22,993	(0.7)	(19.4)
Eligible Debt Capital Instruments	35,430	34,993	23,155	1.2	53.0
Subtotal	**605,868**	**610,146**	**530,725**	**(0.7)**	**14.2**
Securities Sold Under Agreements to Repurchase (1)	258,162	272,054	273,738	(5.1)	(5.7)
Interbank Deposits	597	599	1,648	(0.3)	(63.8)
Working Capital (Own/Managed)	99,059	93,604	86,026	5.8	15.2
Foreign Exchange Portfolio	21,733	5,554	15,256	-	42.5
Payment of Taxes and Other Contributions	4,139	643	3,341	-	23.9
Technical provisions for insurance, pension plans and capitalization bonds	261,106	258,755	251,231	0.9	3.9
Funds raised	**1,250,664**	**1,241,355**	**1,161,965**	**0.7**	**7.6**
Investment Funds and Managed Portfolios	**954,386**	**940,538**	**878,721**	**1.5**	**8.6**
Total Assets under Management	**2,205,050**	**2,181,893**	**2,040,686**	**1.1**	**8.1**

(1) It does not consider debentures.

Loans *vs.* Funding

In order to evaluate loan operations in relation to funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, the amount of funds available within the customer service network and we added the funds from domestic and foreign lines of credit that finance the demand for loans. We show low dependency on interbank deposits and foreign lines of credit, given its capacity to obtain funding from clients effectively. This is a result of significant capillarity, the broad diversity of products offered, and the market's confidence in the Bradesco brand and the important presence in the client's sector.

Note that the percentage of funds used provides a comfortable margin. Essentially, it proves that we met the demands for loaning funds through our own funding.

R$ million	Mar19	Dec18	Mar18	Variation % Quarter	Variation % 12 months
Funding vs. Investments					
Demand Deposits + Sundry Floating	37,116	36,777	36,518	0.9	1.6
Savings Deposits	108,575	111,171	101,777	(2.3)	6.7
Time Deposits + Debentures	192,907	204,818	156,981	(5.8)	22.9
Funds from Financial Bills	153,590	143,628	139,720	6.9	9.9
Customer Funds (1)	**492,188**	**496,394**	**434,996**	**(0.8)**	**13.1**
(-) Reserve Requirements	(86,646)	(87,597)	(70,814)	(1.1)	22.4
(-) Available Funds (Brazil)	(13,051)	(14,987)	(14,297)	(12.9)	(8.7)
Customer Funds Net of Reserve Requirements	**392,491**	**393,810**	**349,885**	**(0.3)**	**12.2**
Borrowing and Onlending	59,944	56,659	50,052	5.8	19.8
Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards)	78,545	80,623	73,940	(2.6)	6.2
Total Funding (A)	**530,980**	**531,092**	**473,877**	**-**	**12.1**
Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	**474,979**	**458,744**	**413,969**	**3.5**	**14.7**
B / A	**89.5%**	**86.4%**	**87.4%**	**3.1 p.p.**	**2.1 p.p.**

(1) It considers: Demand Deposits, Miscellaneous Floating, Saving Deposits, Time Deposits, Debentures (with collateral of repo operations) and Funds from Financial Bills (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificate).

Insurance, Pension Plans and Capitalization Bonds

Below is an analysis of Grupo Bradesco Seguro's Balance Sheet and Consolidated Statement of Income.

Consolidated Balance Sheet

R$ million	Mar19	Dec18	Mar18	Variation % Mar19 x Dec18	Variation % Mar19 x Mar18
Assets					
Current and Long-Term Assets	**301,790**	**297,376**	**289,487**	**1.5**	**4.2**
Securities	291,422	286,518	278,982	1.7	4.5
Life and Pension Plans	244,086	241,595	236,081	1.0	3.4
Other Lines	47,336	44,923	42,901	5.4	10.3
Insurance Premiums Receivable	3,694	3,771	3,431	(2.0)	7.7
Other Loans	6,674	7,087	7,073	(5.8)	(5.6)
Permanent Assets	**6,786**	**6,553**	**6,158**	**3.6**	**10.2**
Total	**308,576**	**303,929**	**295,645**	**1.5**	**4.4**
Liabilities					
Current and Long-Term Liabilities	**275,652**	**270,150**	**261,142**	**2.0**	**5.6**
Tax, Civil and Labor Contingencies	2,397	2,297	2,298	4.3	4.3
Payables on Insurance, Pension Plan and Capitalization Bond Operations	523	646	610	(19.1)	(14.3)
Other liabilities (1)	11,628	8,452	7,003	37.6	66.0
Insurance Technical Provisions	15,882	15,907	15,260	(0.2)	4.1
Life and Pension Plan Technical Provisions	236,888	234,661	228,269	0.9	3.8
Capitalization Bond Technical Provisions	8,336	8,187	7,702	1.8	8.2
Non-controlling Interest	**715**	**714**	**625**	**0.1**	**14.4**
Shareholder's Equity (1)	**32,209**	**33,065**	**33,878**	**(2.6)**	**(4.9)**
Total	**308,576**	**303,929**	**295,645**	**1.5**	**4.4**

(1) The reduction of the shareholder's equity and the increase in other liabilities, in comparison from March 2019 until December 2018, are justified by the dividends provisioned in the amount of R$2.5 billion. In March 2019, the shareholders' equity of Bradesco Seguros S.A., which controls the operational companies (insurance, pension plans and capitalization bonds), is of R$18,993 million.

Consolidated Statement of Income

R$ million	1Q19	4Q18	1Q18	Variation % 1Q19 x 4Q18	Variation % 1Q19 x 1Q18
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income (1)	10,952	10,899	9,860	0.5	11.1
Retained Claims	(6,378)	(6,574)	(6,253)	(3.0)	2.0
Capitalization Bond Draw s and Redemptions	(1,305)	(1,376)	(1,265)	(5.2)	3.2
Selling Expenses	(778)	(830)	(827)	(6.3)	(5.9)
Financial Results	1,335	1,423	1,612	(6.2)	(17.2)
Income from Insurance, Pension Plans and Capitalization Bonds	**3,826**	**3,542**	**3,127**	**8.0**	**22.4**
Fee and Commission Income	536	528	500	1.5	7.2
Personnel Expenses	(414)	(438)	(345)	(5.5)	20.0
Other Administrative Expenses	(337)	(422)	(345)	(20.1)	(2.3)
Tax Expenses / Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries / Other Operating Income / Expenses	(609)	(343)	(113)	77.6	-
Operating Income	**3,002**	**2,867**	**2,824**	**4.7**	**6.3**
Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries	(1,188)	(1,084)	(1,261)	9.6	(5.8)
Net Income	**1,814**	**1,782**	**1,563**	1.8	16.1

(1) It includes reinsurance premiums.

Note: For comparison purposes, the effects of non-recurring events are not considered.

Insurance, Pension Plans and Capitalization Bonds

Net Income Distribution and Revenue of Insurance, Pension Plans and Capitalization Bonds

Net Income


R$ million
18.5
20.9
19.4
19.7
19.7
18.2
22.3
23.4
1,270
1,483
1,407
1,563
1,582
1,462
1,782
1,814
877
910
885
879
987
745
1,003
934
195
351
271
400
230
334
355
398
86
94
135
154
215
250
323
340
112
128
117
130
150
133
101
142
2Q17
3Q
4Q
1Q18
2Q
3Q
4Q
1Q19
Life and Pension Plans
Property & Casualty and Others
Health
Capitalization Bonds
ROAE - %

Written Premiums, Pension Plan Contributions and Capitalization Bond Income – Revenue


R$ million
18,512
18,637
21,192
17,570
18,223
17,588
19,187
18,062
9,440
9,540
12,394
8,774
8,795
8,172
9,659
8,685
5,869
5,957
6,041
6,077
6,247
6,369
6,574
6,586
1,640
1,558
1,296
1,293
1,511
1,504
1,385
1,313
1,563
1,582
1,461
1,426
1,670
1,543
1,569
1,478
2Q17
3Q
4Q
1Q18
2Q
3Q
4Q
1Q19
Capitalization Bonds
Auto/P&C + DPVAT
Health
Life/AP/VGBL/PGBL/Basic Lines

The evolution of 16.1% of the net income in the comparison with the 1Q18 originates mainly from the good performance of the companies of the Insurance Group, in which we highlight:

- **Bradesco Health**: presented an increased income of 8.4% and an improvement of 7.8 p.p. in the claims ratio, reflecting the implemented measures (ex: the canceling the corporate policies, improvement of the level of retention of clients, improvement of the expense ratio and etc.);
- **Bradesco Auto/P&C**: claim ratio improvement of the auto segment, due to the evolution in the pricing and risk acceptance process, automation of processes, in the claims adjustment and the higher financial results;
- **Bradesco Life and Pension Plans**: due to the review of the pricing model of the collective insurances of the life segment, which reflected in the revenue increase, in addition to the offer and the placement of lesser claims products; and
- **Bradesco Capitalization Bonds**: the growth of 9.2% of income, reflects the improvement of the administrative efficiency.

The constant work of rationalization of expenses, combined with the factors aforementioned, resulted in the ROAE of 23.4% in the quarter.

We also highlight the advance of the commercialization of products through the digital channels, whose turnover in the 1Q19 surpassed R$161 million, totaling more than 277 thousand transactions.

Performance Ratios


%
Claims Ratio (1)
76.6
75.0
74.0
75.1
73.8
72.4
70.4
68.5
2Q17
3Q
4Q
1Q18
2Q
3Q
4Q
1Q19


%
Expense Ratio (2)
9.6
9.0
8.8
9.5
8.4
8.5
8.3
8.2
2Q17
3Q
4Q
1Q18
2Q
3Q
4Q
1Q19


%
Administrative Efficiency Ratio (3)
3.9
3.9
3.9
3.9
4.0
4.4
4.3
4.0
2Q17
3Q
4Q
1Q18
2Q
3Q
4Q
1Q19


%
Combined Ratio (4) (5)
86.6
86.2
86.1
85.3
84.8
84.1
80.8
80.3
2Q17
3Q
4Q
1Q18
2Q
3Q
4Q
1Q19

(1) Retained Claims/Earned Premiums; (2) Selling expenses/Earned Premiums; (3) Administrative Expenses/Net Written Premiums; (4) (Retained Claims + Selling Expenses + Other Operating Income and Expenses)/Earned Premiums + (Administrative Expenses + Taxes)/Net Written Premiums; and (5) Excludes additional provisions.

Note: For comparison purposes, the effects of non-recurring events are not considered.


Clients and Employees
52,762
52,160
53,619
7,016
7,277
7,254
Mar18
Dec18
Mar19
Policyholders / Pension Plan Participants and Capitalization Bond Customers (thousands)
Number of Employees

Insurance, Pension Plans and Capitalization Bonds

Combined Ratio per Industry


%
101.8
103.8
107.8
102.3
98.7
97.4
99.8
98.4
101.6
96.9
99.8
100.9
94.6
96.8
93.8
92.6
55.2
62.9
60.4
59.3
56.1
54.3
54.4
50.4
2Q17
3Q
4Q
1Q18
2Q
3Q
4Q
1Q19
Health
Auto/P&C
Life

Claims Ratio per Industry


%
92.5
87.3
86.4
88.9
87.9
85.7
84.0
81.1
76.6
75.0
74.0
75.1
73.8
72.4
70.4
68.5
65.5
66.6
65.5
63.6
60.2
62.2
61.9
59.2
32.6
35.1
33.9
34.0
32.4
30.4
31.2
33.3
31.3
34.6
32.5
31.7
31.3
29.3
23.5
25.3
2Q17
3Q
4Q
1Q18
2Q
3Q
4Q
1Q19
Life/AP
Property & Casualty
Auto/Optional Third-Party Liability
Total
Health

Expense Ratio per Industry


%
27.0
25.0
25.3
24.6
22.1
22.5
21.1
21.3
17.7
17.6
17.3
17.9
16.8
18.5
17.3
17.1
16.4
15.7
16.1
16.3
16.5
16.2
16.7
16.7
9.6
9.0
8.8
9.5
8.4
8.5
8.3
8.2
5.0
4.7
4.6
5.5
4.4
4.5
4.6
4.6
2Q17
3Q
4Q
1Q18
2Q
3Q
4Q
1Q19
Health
Total
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty

Technical Provisions


R$ million
233,640
239,287
246,653
251,231
252,072
254,653
258,755
261,106
210,812
217,106
224,253
228,269
228,408
230,754
234,661
236,888
9,393
9,575
9,754
10,230
10,311
10,358
10,392
10,378
7,357
7,420
7,563
7,702
7,873
8,022
8,187
8,336
5,562
4,668
4,574
4,476
4,521
4,579
4,608
4,567
June17
Sept
Dec
Mar18
June
Sept
Dec
Mar19
Total Reserves
Pension Plans and Life / VGBL
Health
Capitalization Bonds
Auto/P&C (1)

(1) It does not include technical provisions for the DPVAT segment.

Insurance, Pension Plans and Capitalization Bonds

Life and pension plans


R$ million
879
1,003
934
8,774
9,659
8,685
1Q18
4Q18
1Q19
Premium and Contribution Income (1)
Net Income

(1) Life/VGBL/PGBL/Traditional.

In the quarterly comparison, the revenue and net income decrease is mainly due to the seasonal effect of the last quarter.

It is important to highlight the improvement of the expense and administrative efficiency ratios, due to the constant process of rationalization of expenses and the continuous improvement of the internal processes.

The growth of 6.3% in the net income for the period (1Q18 x 1Q19) originates from the increase of 17.9% in the amount of Mass Life insurance policyholders, the increase in the invoicing of the Life Insurance segment, and the continuous improvement of the claim and expense ratios.

Evaluation of Participants and Life and Personal Accident Policyholders


In thousands
Number of Life and Personal Accidents Policyholders
34,220
32,647
34,157
10,817
11,169
12,749
23,403
21,478
21,408
Mar18
Dec18
Mar19
Specific Life Insurance policies
Life Insurance - retail


In thousands
Number of Participants
2,776
2,957
2,961
1,293
1,326
1,333
1,483
1,631
1,628
Mar18
Dec18
Mar19
Pension Plans
VGBL

Health


R$ million
154
323
340
5,711
6,137
6,151
1Q18
4Q18
1Q19
Net Written Premiums
Net Income

Note: It considers the companies *Bradesco Saúde* and *Mediservice*. For comparison purposes, effects of non-recurring events are not considered.

The 5.3% net income increase compared to the previous quarter mainly reflects the higher income, the improvement of claim ratio, whose performance was benefitted by the strategic actions that improved the level of retention of clients through renegotiations, as well as the offer of new products and new ways of renegotiating the contracts, besides the improvement in the expense and administrative efficiency ratios.

The income of the 1Q18 is influenced by the annual review of the premises used in the calculation of long-term provisions, and which resulted in the additional constitution in these provisions. In the 1Q19, there was an income increase and an improvement of the claim, expense and administrative efficiency ratios.

The decline observed in the quantity of insured persons, reflects the strategy of cancellation of deficit corporate policies, which is positively reflecting towards the income obtained in the periods.

Number of Bradesco Saúde and Mediservice Policyholders


In thousands
3,693
3,625
3,579
150
143
141
3,543
3,482
3,438
Mar18
Dec18
Mar19
Company Health Plans
Individual Health Plans

Insurance, Pension Plans and Capitalization Bonds

Capitalization Bonds



R$ million
130
101
142
1,426
1,569
1,478
1Q18
4Q18
1Q19
Capitalization Bond Income
Net Income

The net income increase, in the quarterly comparison (1Q19 x 4Q18), originates from the better financial result and lesser operating expenses (administrative, personnel and others), resulting in an important increase in the operating income.

In the annual comparison (1Q19 x 1Q18), the net income increase is due to the higher income (net of draws, redemptions and from selling expenses) and to lesser operating expenses, which had a positive impact in the net income increase and also of the other operating indicators.



In thousands
Number of Active Capitalization Bonds
2,868
2,726
2,751
23,052
23,198
23,034
7,346
7,220
7,253
15,706
15,978
15,781
Mar18
Dec18
Mar19
Active Capitalization Bonds
Active Drawing Right Assignment
Customers

Auto and Property & Casualty



R$ million
52
65
95
1,216
1,356
1,273
1Q18
4Q18
1Q19
Net Written Premiums
Net Income

The performance of net income in comparison to the previous quarter and in relation to 1Q18 mainly demonstrates the decrease of the claim ratio of the auto segment, due to the evolution in the pricing and risk acceptance process, in the automation of processes and claims adjustment, expense ratio maintenance and the improvement in the efficiency ratio, due to the cost rationalization. As well as in Capitalization Bonds, the improvement in relation to the 4Q18 is benefited by the higher financial result and lower administrative expenses.



Number of Policyholders
In thousands
2,913
2,987
2,995
1,456
1,497
1,489
1,457
1,490
1,506
Mar18
Dec18
Mar19
Auto/Optional Third-Party Liability
P&C

Fee and Commission Income

Below is the composition of fee and commission income in the respective periods:

R$ million	1Q19	4Q18	1Q18	Variation % 1Q19 x 4Q18	Variation % 1Q19 x 1Q18	As of % 1Q19
Card Income	2,766	2,949	2,763	(6.2)	0.1	34.3
Checking Account	1,851	1,843	1,748	0.4	5.9	22.9
Asset Management	966	974	994	(0.8)	(2.8)	12.0
Loans Operations	726	841	724	(13.7)	0.3	9.0
Collections and Payments	609	599	612	1.7	(0.5)	7.5
Consortium Management	457	455	383	0.4	19.3	5.7
Custody and Brokerage Services	264	266	234	(0.8)	12.8	3.3
Underwriting / Financial Advisory Services	121	227	154	(46.7)	(21.4)	1.5
Other	314	280	274	12.1	14.6	3.9
Total	**8,074**	**8,434**	**7,886**	**(4.3)**	**2.4**	**100.0**
Business Days	**61**	**62**	**61**	**(1)**	**-**	**-**

Highlights

The performance of this quarter in relation to the 1Q18 was boosted by the increase of the operational volume, due to the higher offer and placement of products and services, which benefited, mainly the consortium management, custody and brokerage services, in addition to the positive performance of the income from the checking accounts. In comparison with the 4Q18, the decline is related to the lower number of business days and to the seasonal effect of the previous quarter, mainly affecting the card income and loan operations. In addition, the lower activity of the capital market affected the performance of the underwriting / financial advisory services. Below are some highlights that influence the results from fee and commission income in the periods:

- Checking Account – the performance in the periods continues to reflect the improvement in the management of the portfolio of services, which we seek to offer in an assertive way to clients according to their segmentation.
- Collections and Payments – the variation in the quarter is reflected by the increase of the volume of processed documents, mainly the ones related to collection of taxes, and the lower number of business days, which impacted the collection income.
- Loans Operations – the decrease is justified by higher commissions on guarantees offered (sureties and guarantees) performed in the previous quarter.
- Consortium Management – among the various actions that aimed to optimize the results and that boosted the improvement in this line, we highlight the review of the portfolio for a more customized offer, with differentiated terms and rates for each business segment and the improvement of the digital features, which are reflected in the increase of this line, highlighting that Bradesco Consórcios continues leading in the segments in which it operates (real estate, auto and trucks).
- Custody and Brokerage Services – the positive variation in relation to the 1Q18, was observed in the brokerage revenues, due to the higher volumes as well as in the income on custodied assets, which the volume increased 6% in 12 months.
- Asset Management – in relation to the 4Q18 the decrease is substantially justified by the lower number of business days. In the annual comparison (1Q19 vs. 1Q18), the reduction is related to the favorable market conditions in 1Q18 which enabled the positive performance ratio. It is important to highlight that the results of the periods reflect the continuity of the strategy of diversification in the offer of products, aligned with the profile of the investor and his/her objectives.



Number of Transactions - Credit Cards
In million
510.0
553.7
552.6
Volume Traded - Credit Cards
R$ million
45,039
50,495
49,064
1Q18
4Q18
1Q19
Checking Account Holders
In million
27.9 27.7 27.8 27.9 28.1 28.1 28.3 28.8
2Q17 3Q 4Q 1Q18 2Q 3Q 4Q 1Q19
Number of Outstanding Consortium Quotas
In thousand
1,384 1,395 1,411 1,422 1,444 1,463 1,504 1,528
45 46 47 46 51 54 57 59
244 246 250 245 245 250 257 260
1,094 1,103 1,114 1,130 1,148 1,159 1,190 1,209
2Q17 3Q 4Q 1Q18 2Q 3Q 4Q 1Q19
Auto
Real Estate
Trucks
Assets under Custody (R$ billion)
1,381 1,485 1,512 1,566 1,497 1,559 1,623 1,654
2Q17 3Q 4Q 1Q18 2Q 3Q 4Q 1Q19
Processed Documents
(Cash Management Solutions) (1)
In million
675 692 700 692 702 707 712 740
2Q17 3Q 4Q 1Q18 2Q 3Q 4Q 1Q19

(1) It includes billing and collection services, payments and others.

Operating Expenses

Personnel and Administrative Expenses

R$ million	1Q19	4Q18	1Q18	Variation % 1Q19 x 4Q18	Variation % 1Q19 x 1Q18	As % of 1Q19
Personnel Expenses						
Structural	**4,089**	**4,189**	**3,879**	**(2.4)**	**5.4**	**40.2**
Payroll/Social Charges	2,917	3,034	2,757	(3.9)	5.8	28.6
Benefits	1,172	1,155	1,122	1.5	4.5	11.5
Non-Structural	**1,069**	**1,035**	**950**	**3.3**	**12.5**	**10.5**
Management and Employee Profit Sharing	695	644	466	7.9	49.1	6.8
Provision for Labor Claims	259	246	407	5.3	(36.4)	2.5
Training	34	62	21	(45.2)	61.9	0.3
Termination Costs	81	83	56	(2.4)	44.6	0.8
Total	**5,158**	**5,224**	**4,829**	**(1.3)**	**6.8**	**50.6**
Administrative Expenses						
Outsourced Services	1,170	1,244	1,109	(5.9)	5.5	11.5
Depreciation and Amortization	722	749	713	(3.6)	1.3	7.1
Data Processing	621	681	604	(8.8)	2.8	6.1
Communication	441	430	436	2.6	1.1	4.3
Asset Maintenance	295	464	256	(36.4)	15.2	2.9
Rent	307	309	290	(0.6)	5.9	3.0
Advertising and Marketing	316	311	304	1.6	3.9	3.1
Financial System Services	266	258	240	3.1	10.8	2.6
Security and Surveillance	184	179	195	2.8	(5.6)	1.8
Transportation	194	200	189	(3.0)	2.6	1.9
Utilities (Water, Electricity and Gas)	122	111	106	9.9	15.1	1.2
Travel	68	81	54	(16.0)	25.9	0.7
Materials	48	64	59	(25.0)	(18.6)	0.5
Other	272	314	255	(13.4)	6.7	2.7
Total	**5,026**	**5,395**	**4,810**	**(6.8)**	**4.5**	**49.4**
Total Operating Expenses	**10,184**	**10,619**	**9,639**	**(4.1)**	**5.7**	**100.0**
Customer Service Points	**76,231**	**76,130**	**74,068**	**0.1**	**2.9**	-



Employees: 2013 100,489; 2014 95,520; 2015 92,861; 2016 108,793; 2017 98,808; Mar18 97,593; June18 97,683; Sept18 98,159; Dec18 98,605; Mar19 99,156
Branches: 2013 4,674; 2014 4,659; 2015 4,507; 2016 5,314; 2017 4,749; Mar18 4,708; June18 4,700; Sept18 4,652; Dec18 4,617; Mar19 4,594
Employees
Branches

Personnel Expenses – The "structural part" presented a drop in the comparative with the 4Q18, reflecting the recurrent effect of the beginning of the year, due to the higher concentration of holidays in the period. In relation to the 1Q18, the growth is related to the effects of the collective bargaining agreement of 2018/2019 (readjustment of 5%) and to the evolution of the personnel, in their majority allocated in the business area. In the "non-structural" part, the evolutions in the periods are justified, essentially, by higher and variable expenses related to the growth of results, highlighting that as per this year we implemented a program of variable compensation directed to the branch network. Highlighting that in relation to the 1Q18, this growth was practically neutralized by lower expenses with labor claims.

Administrative Expenses – the reduction of the expenses in the comparative with the 4Q18 reflects the lower expenses in practically all the lines, highlighting advertising and marketing, outsourced services and data processing. In the comparative with the 1Q18, the increment is concentrated in variable expenses and other expenses related to business growth, in addition to contractual readjustments and rate adjustments of concessionaires of public services occurring in the period. It stresses that we are still capturing the benefits of the strategy of optimizing the customer service points that, even considering the contractual readjustments, have reduced the level of expenses in various lines, like, for example, security and surveillance, rent and transportation, etc.

Additional Information

Operating Coverage Ratio (1)


%
74.5
76.3
78.3
79.4
80.9
81.0
81.0
80.4
2Q17
3Q
4Q
1Q18
2Q
3Q
4Q
1Q19

(1) Fee and Commission Income / Personnel and Administrative Expenses (acumulated for 12 months).

The performance of the operating coverage ratio in the quarter reflects the higher operating expenses, whose growth is, essentially, related to variable expenses associated with performance and results, as well as other expenses that support the growth of business. It is important to highlight that, even with the higher operating expenses, the indicator remains at a higher level, reaching 80.4% in the 1Q19.

Other Operating Expenses, Net of Income

R$ million	1Q19	4Q18	1Q18	Variation% 1Q19 x 4Q18	Variation% 1Q19 x 1Q18
Expenses with Marketing of Cards	(536)	(609)	(590)	(12.0)	(9.2)
Civil and Tax Contingencies	(117)	(742)	(313)	(84.2)	(62.6)
Claims	(97)	(102)	(74)	(4.9)	31.1
Other	(875)	(523)	(520)	67.3	68.3
Total	**(1,625)**	**(1,976)**	**(1,497)**	**(17.8)**	**8.6**

The decrease in relation to 4Q18 is related to higher constitution of tax provisions performed in the previous quarter, lower expenses/net income with marketing of cards, which was partially neutralized by the higher expenses from Insurance, Pension Plans and Capitalization Bonds activities.

Basel Ratio

The strong internal generation capital (net income), continues to have a high contribution to the indicator. In addition, the Capital Tier I was benefitted by the adjustments of the equity evaluation and by the reallocation of resources, via the payment of dividends, by the Insurance Group, reducing the impact of the prudential adjustments in comparison to December 2018.


16.7%
12.5%
0.9%
11.6%
17.7%
13.4%
0.9%
12.5%
17.1%
13.1%
0.8%
12.3%
15.9%
12.4%
0.8%
11.6%
14.9%
11.4%
0.8%
10.6%
16.8%
12.2%
0.8%
11.4%
17.8%
13.7%
1.4%
12.3%
18.1%
14.4%
1.4%
13.0%
June17
Sept
Dec
Mar18 (1)
June
Sept
Dec
Mar19
Total Ratio
Common Equity
Additional Capital

(1) Reduction related to the change in the schedule for applying deductions on the prudential adjustments that is now 100% in 2018 (80% in 2017).


%
Changes in the Tier I Ratio in the quarter
13.7
1.4
12.3
Limits 2018 (1)
Tier I 8.4%
Common Equity 6.9%
0.9
0.3
(0.3)
0.3
(0.5)
14.4
1.4
13.0
Limits 2019 (1)
9.5% Tier I
8.0% Common Equity
Dec18
Net Income 1Q19
Asset Valuation Adjustments
Interest on Shareholders' Equity
Prudential adjustments
Weighted Assets
Mar19
Common Equity
Addition Capital

(1) Refers to the required minimums, in accordance with Resolution No. 4,193/13, added to the additional capital contributions established by Circulars No. 3,768/15 and No. 3,769/15.

Selected Information – History

R$ million	1Q19	4Q18	3Q18	2Q18	1Q18	4Q17	3Q17	2Q17
Income Statement for the Period								
Recurring Net Income (1)	6,238	5,830	5,471	5,161	5,102	4,862	4,810	4,704
Net Interest Income	14,087	14,774	13,953	13,507	13,522	13,809	13,358	14,377
Clients Portion	11,960	11,884	11,887	11,694	11,264	11,725	11,734	12,139
Net Clients Portion of Expanded ALL	8,356	8,098	8,344	8,203	7,329	6,269	7,071	6,701
Expanded ALL	(3,604)	(3,786)	(3,543)	(3,491)	(3,935)	(5,456)	(4,663)	(5,438)
Fee and Commission Income	8,074	8,434	8,123	8,171	7,886	8,120	7,874	7,546
Administrative and Personnel Expenses	(10,184)	(10,619)	(10,099)	(9,920)	(9,639)	(10,218)	(9,863)	(9,865)
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	18,062	19,187	17,588	18,223	17,570	21,192	18,637	18,512
Statement of Financial Position								
Total Assets (2)	1,388,429	1,386,010	1,356,748	1,306,209	1,303,842	1,298,328	1,311,672	1,291,184
Securities	630,310	658,501	634,066	598,128	585,837	584,650	572,099	540,106
Expanded Loans Portfolio	548,294	531,615	523,431	515,635	486,645	492,931	486,864	493,566
- Individuals	200,164	194,723	186,159	182,817	177,814	175,469	172,207	172,045
- Companies	348,130	336,892	337,272	332,818	308,831	317,462	314,657	321,521
Allowance for Loan Losses (ALL)	(36,987)	(35,084)	(35,237)	(35,240)	(35,763)	(36,527)	(36,557)	(37,536)
Total Deposits	326,674	342,879	319,375	299,604	271,391	265,278	259,577	260,120
Technical Provisions	261,106	258,755	254,653	252,072	251,231	246,653	239,287	233,640
Shareholders' Equity	126,674	121,121	115,670	113,039	113,776	110,457	110,301	106,807
Assets under Management	2,205,050	2,181,893	2,127,243	2,050,956	2,040,686	2,023,543	2,025,554	1,946,494
Performance Indicators (%)								
Recurring Net Income per Share - R$ (3) (4)	2.83	2.68	2.56	2.48	2.42	2.37	2.31	2.27
Book Value per Common and Preferred Share - R$ (4)	15.77	15.08	14.40	14.07	14.16	13.75	13.73	13.30
Annualized Return on Average Equity (5) (6)	20.5	19.0	18.7	18.5	18.6	18.1	18.1	18.2
Annualized Return on Average Assets (6)	1.8	1.6	1.6	1.6	1.6	1.5	1.5	1.4
Fixed Asset Ratio (7)	35.3	36.3	38.0	44.9	43.1	43.4	38.9	39.6
Combined Ratio - Insurance (8)	80.3	80.8	84.1	84.8	85.3	86.1	86.2	86.6
Efficiency Ratio (ER) - New Calculation (3) (11)	49.5	49.6	49.3	49.4	49.0	48.8	48.7	48.4
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (3)	80.4	81.0	81.0	80.9	79.4	78.3	76.3	74.5
Market Capitalization - R$ million (9)	270,349	242,606	182,110	171,604	237,219	200,521	208,250	169,618
Loan Portfolio Quality (Bacen) - %								
ALL / Loan Portfolio	8.8	8.6	8.8	9.0	9.6	9.9	9.9	10.0
Non-performing Loans (> 60 days (10) / Loan Portfolio)	4.0	4.3	4.4	4.8	5.4	5.6	5.7	6.0
Delinquency Ratio (> 90 days (10) / Loan Portfolio)	3.3	3.5	3.6	3.9	4.4	4.7	4.8	4.9
Coverage Ratio (> 90 days (10))	269.2	245.3	243.4	230.0	219.3	211.4	207.7	202.5
Coverage Ratio (> 60 days (10))	220.2	201.6	200.9	189.4	179.7	175.0	174.6	167.0
Operating Limits %								
Basel Ratio - Total (7)	18.1	17.8	16.8	14.9	15.9	17.1	17.7	16.7
Tier I Capital	14.4	13.7	12.2	11.4	12.4	13.1	13.4	12.5
- Common Equity	13.0	12.3	11.4	10.6	11.6	12.3	12.5	11.6
- Additional Capital	1.4	1.4	0.8	0.8	0.8	0.8	0.9	0.9
Tier II Capital	3.7	4.2	4.5	3.5	3.5	4.0	4.3	4.2

(1) According to the non-recurring events described on page 5 of this Economic and Financial Analysis Report;
(2) For more information, please check note 4 – Balance Sheet and Managerial Statement of Income, in "Complete Financial Statements" of this report;
(3) In the last 12 months;
(4) For comparison purposes, shares were adjusted in accordance with bonuses and stock splits of the period;
(5) Excluding adjustments of Equity Evaluation recorded under Shareholders' Equity;
(6) Year-to-Date Recurring Net Income;
(7) Index calculation has followed regulatory guidelines set forth in Resolutions No. 4,192/13 (Prudential Conglomerate) and No. 4,193/13 (Basel III);
(8) Excludes additional reserves;
(9) Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period's last trading day;
(10) Overdue loans; and
(11) New ER calculation = (Personnel Expenses + Administrative Expenses + Other Operating Expenses, net of Income) / (Net Interest Income + Fee and commission income + Income from Insurance + Equity in the income of Affiliated Companies + Tax Expenses).

Statement of Income – Managerial *vs.* Recurring

Analytical Breakdown of Statement of Income – Managerial(1) *vs.* Recurring(3)

1Q19 x 4Q18

R$ million	First Quarter of 2019				Fourth Quarter of 2018			
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)
Net Interest Income	**18,713**	**(4,626)**	**-**	**14,087**	**19,942**	**(5,168)**	**-**	**14,774**
Expanded ALL	(6,292)	2,688	-	(3,604)	(4,495)	709	-	(3,786)
Gross Income from Financial Intermediation	**12,421**	**(1,938)**	**-**	**10,483**	**15,447**	**(4,459)**	**-**	**10,988**
Income from Insurance, Pension Plans and Capitalization Bonds	2,491	1,335	-	3,826	2,642	1,423	(523)	3,542
Fee and Commission Income	8,001	73	-	8,074	8,369	65	-	8,434
Personnel Expenses	(5,158)	-	-	(5,158)	(5,224)	-	-	(5,224)
Other Administrative Expenses	(5,026)	-	-	(5,026)	(5,395)	-	-	(5,395)
Tax Expenses	(1,726)	(26)	-	(1,752)	(2,013)	169	-	(1,844)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	48	-	-	48	79	-	-	79
Other Operating Income / Expenses	(3,421)	1,349	447	(1,625)	(4,193)	987	1,230	(1,976)
Operating Income	**7,630**	**793**	**447**	**8,870**	**9,712**	**(1,815)**	**707**	**8,604**
Non-Operating Income	(97)	121	-	24	(227)	267	(18)	22
Income Tax / Social Contribution and Non-controlling Interest	(1,713)	(914)	(29)	(2,656)	(4,405)	1,548	61	(2,796)
Net Income	**5,820**	**-**	**418**	**6,238**	**5,080**	**-**	**750**	**5,830**

(1) For more information, please check note 4 – Balance Sheet and Managerial Statement of Income, in the "Complete Financial Statements" chapter of this report;
(2) It includes reclassifications in items from the statement of income which do not affect the Net Income, but allow a better analysis of business items, highlighting the hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$240 million in 1Q19 and R$1,724 million in 4Q18; and
(3) It refers to Managerial Statement of Income(1) with the reclassifications between lines, which do not affect the Net Income, and without non-recurring events of the period.

Statement of Income – Managerial *vs.* Recurring

Analytical Breakdown of Statement of Income – Managerial(1) *vs.* Recurring(3)

1Q19 x 1Q18

R$ million	First Quarter of 2019				First Quarter of 2018			
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)
Net Interest Income	**18,713**	**(4,626)**	**-**	**14,087**	**17,283**	**(3,761)**	**-**	**13,522**
Expanded ALL	(6,292)	2,688	-	(3,604)	(4,599)	664	-	(3,935)
Gross Income from Financial Intermediation	**12,421**	**(1,938)**	**-**	**10,483**	**12,684**	**(3,097)**	**-**	**9,587**
Income from Insurance, Pension Plans and Capitalization Bonds	2,491	1,335	-	3,826	1,515	1,612	-	3,127
Fee and Commission Income	8,001	73	-	8,074	7,835	51	-	7,886
Personnel Expenses	(5,158)	-	-	(5,158)	(4,829)	-	-	(4,829)
Other Administrative Expenses	(5,026)	-	-	(5,026)	(4,810)	-	-	(4,810)
Tax Expenses	(1,726)	(26)	-	(1,752)	(1,671)	(150)	-	(1,821)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	48	-	-	48	27	-	-	27
Other Operating Income / Expenses	(3,421)	1,349	447	(1,625)	(2,789)	635	657	(1,497)
Operating Income	**7,630**	**793**	**447**	**8,870**	**7,962**	**(949)**	**657**	**7,670**
Non-Operating Income	(97)	121	-	24	(214)	205	-	(9)
Income Tax / Social Contribution and Non-controlling Interest	(1,713)	(914)	(29)	(2,656)	(3,281)	744	(22)	(2,559)
Net Income	**5,820**	**-**	**418**	**6,238**	**4,467**	**-**	**635**	**5,102**

(1) For more information, please check note 4 – Balance Sheet and Managerial Statement of Income, in the "Complete Financial Statements" chapter of this report;
(2) It includes reclassifications in items from the statement of income which do not affect the Net Income, but allow a better analysis of business items, highlighting the hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$240 million in 1Q19 and R$206 million in 1Q18; and
(3) It refers to Managerial Statement of Income(1) with the reclassifications between lines, which do not affect the Net Income, and without non-recurring events of the period.

Balance Sheet[(1)] – Consolidated

R$ million	Mar19	Dec18	Mar18	Variation % Mar19 x Dec18	Variation % Mar19 x Mar18
Assets					
Current and Long-Term Assets	**1,359,044**	**1,356,727**	**1,274,394**	**0.2**	**6.6**
Funds available	18,068	19,869	18,098	(9.1)	(0.2)
Interbank Investments	110,669	104,044	140,584	6.4	(21.3)
Securities and Derivative Financial Instruments	630,310	658,501	585,837	(4.3)	7.6
Interbank and Interdepartmental Accounts	87,570	89,026	72,287	(1.6)	21.1
Loan and Leasing Operations	356,744	344,467	325,764	3.6	9.5
Allowance for Loan Losses (ALL)	(36,987)	(35,084)	(35,763)	5.4	3.4
Other Receivables and Assets	192,670	175,904	167,587	9.5	15.0
Permanent Assets	**29,385**	**29,283**	**29,448**	**0.3**	**(0.2)**
Investments	2,184	2,192	2,134	(0.4)	2.3
Premises and Equipment and Leased Assets	9,030	8,382	7,994	7.7	13.0
Intangible Assets	18,171	18,709	19,320	(2.9)	(5.9)
Total	**1,388,429**	**1,386,010**	**1,303,842**	**0.2**	**6.5**
Liabilities					
Current and Long-Term Liabilities	**1,259,615**	**1,262,743**	**1,187,998**	**(0.2)**	**6.0**
Deposits	326,674	342,879	271,391	(4.7)	20.4
Securities sold under agreements to repurchase	266,544	281,897	295,930	(5.4)	(9.9)
Funds from Issuance of Securities	157,507	147,721	142,590	6.6	10.5
Interbank and Interdepartmental Accounts	23,524	26,332	26,593	(10.7)	(11.5)
Borrowings and Onlendings	59,944	56,659	50,052	5.8	19.8
Derivative Financial Instruments	17,993	15,993	17,064	12.5	5.4
Technical provisions for insurance, pension plans and capitalization bonds	261,106	258,755	251,231	0.9	3.9
Other liabilities	146,323	132,507	133,147	10.4	9.9
Deferred Income	**370**	**380**	**370**	**(2.6)**	-
Non-controlling Interest in Subsidiaries	**1,770**	**1,766**	**1,698**	**0.2**	**4.2**
Shareholders' Equity	**126,674**	**121,121**	**113,776**	**4.6**	**11.3**
Total	**1,388,429**	**1,386,010**	**1,303,842**	**0.2**	**6.5**

(1) For more information, please check note 4 – Balance Sheet and Managerial Statement of Income, in the "Complete Financial Statements" chapter of this report.

(This page has been left blank intentionally)

Additional Information

Return to Shareholders

Main Indicators

Price/Earnings Ratio [1]: Indicates the possible number of years which the investor would recover the capital invested, based on the closing prices of common and preferred shares.

Price/Earnings Ratio (P/E ratio) [1]


9.3
11.2
10.5
12.2
8.6
8.8
11.3
11.9
June17
Sept
Dec
Mar18
June
Sept
Dec
Mar19

Price to Book Ratio: Indicates how many times by which Bradesco's market capitalization exceeds its shareholders' equity.

Price to Book Ratio (P/B ratio)


1.6
1.9
1.8
2.1
1.5
1.6
2.0
2.1
June17
Sept
Dec
Mar18
June
Sept
Dec
Mar19

Dividend Yield [2] [3]: The ratio between share price and dividends and/or interest on shareholders' equity paid to shareholders in the last 12 months, which indicates the return on investment represented by the allocation of net profit.

Dividend Yield [2] [3] - %


3.7
3.5
3.7
3.5
4.3
4.1
3.0
3.2
2Q17
3Q
4Q
1Q18
2Q
3Q
4Q
1Q19

(1) Recurring net income in 12 months;
(2) Source: Economatica; and
(3) Calculated by the share with highest liquidity.

Payout / Dividends and Interest on Shareholders' Equity


35.3%
37.0%
48.7%
51.7%
40.3%
39.0%
41.4%
44.0%
31.5%
32.2%
34.2%
33.2%
R$ million
5,055
6,035
6,976
7,204
7,299
2,062
12M14
12M15
12M16
12M17
12M18
1Q19
Dividends/Interest on Shareholders' Equity
Net Payout (1) - 12 months
Gross Payout (1) - 12 months

(1) Calculated on the basis of the book net income after adjustment on legal reserves.

Recommendation of Market Analysts – Bradesco Shares


Buy
84.6%
Hold
7.7%
Sell
7.7%

Bradesco Shares

Share and ADR Performance [1]

In R$ (unless otherwise stated)	1Q19	4Q18	1Q18	Variation % 1Q19 x 4Q18	Variation % 1Q19 x 1Q18
Recurring Net Income per Share	0.78	0.73	0.64	7.0	22.3
Dividends/Interest on Shareholders' Equity – Common Share (net of tax)	0.21	0.19	0.18	6.4	15.3
Dividends/Interest on Shareholders' Equity – Preferred Share (net of tax)	0.23	0.22	0.20	6.4	15.3

In R$ (unless otherwise stated)	Mar19	Dec18	Mar18	Variation % Mar19 x Dec18	Variation % Mar19 x Mar18
Book Value per Common and Preferred Share	15.77	15.08	14.16	4.6	11.3
Last Trading Day Price – Common Shares	31.54	28.21	29.14	11.8	8.2
Last Trading Day Price – Preferred Shares	35.78	32.21	29.92	11.1	19.6
Last Trading Day Price – Common share ADR (US$)	7.94	7.23	8.84	9.8	(10.1)
Last Trading Day Price – Preferred share ADR (US$)	9.09	8.24	9.00	10.3	1.0
Market Capitalization (R$ million) [2]	270,349	242,606	237,219	11.4	14.0

(1) Adjusted for corporate events in the periods; and
(2) Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period.

Trading Daily Average Volume


R$ million
427
470
505
511
531
622
647
704
684
928
1,435
161
155
193
233
292
326
320
352
354
522
812
266
315
312
278
239
296
327
352
330
406
623
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
Mar19
NYSE (1)
B3 (2)

(1) BBD "Preferred Shares" and BBDO "Common Shares" (as of March 2012); and
(2) BBDC3 "Common Shares" and BBDC4 "Preferred Shares".

Appreciation of Preferred Shares – BBDC4


Base 100
592
254
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
Mar19
BBDC4 (In Reais)
Ibovespa

Number of Shareholders – Domiciled in Brazil and Abroad


As % of Investors (%)
0.4
9.4
Mar19
90.2
Ownership of Capital (%)
19.8
34.6
Mar19
45.6
Domiciled Abroad
Companies
Individuals

Additional Information

Service Channels

	Mar19	Dec18	Mar18	Variation % Mar19 x Dec18	Variation % Mar19 x Mar18
Structural Information - Units					
Customer Service Points	76,231	76,130	74,068	0.1	2.9
- Branches	4,594	4,617	4,708	(0.5)	(2.4)
- PAs	3,854	3,824	3,908	0.8	(1.4)
- PAEs	915	907	936	0.9	(2.2)
- Banco24Horas Network	13,202	12,697	11,160	4.0	18.3
- Bradesco Expresso (Correspondent Banks)	38,490	39,100	38,856	(1.6)	(0.9)
- Bradesco Financiamentos	15,103	14,912	14,424	1.3	4.7
- Losango	60	60	63	-	(4.8)
- Branches / Subsidiaries Abroad / Representation Office	13	13	13	-	-
ATMs	57,480	58,099	57,168	(1.1)	0.5
- Onsite Network - Bradesco	34,823	34,997	35,662	(0.5)	(2.4)
- Banco24Horas Network	22,657	23,102	21,506	(1.9)	5.4
Employees	99,156	98,605	97,593	0.6	1.6
Outsourced Employees and Interns	14,788	15,013	14,888	(1.5)	(0.7)
Customers - In millions					
Total Customers (1)	71.7	71.2	70.9	0.7	1.1
Account Holders (2)	28.8	28.3	27.9	1.8	3.2
Savings Accounts	59.6	63.5	57.6	(6.1)	3.5
Insurance Group	53.6	52.2	52.8	2.7	1.5
- Policyholders	47.8	46.5	47.1	2.8	1.5
- Pension Plan Participants	3.0	3.0	2.8	-	7.1
- Capitalization Bond Customers	2.8	2.7	2.9	3.7	(3.4)
Bradesco Financiamentos	1.3	1.2	1.3	8.3	-

(1) Excludes overlap of clients; and
(2) Includes salary account.

Market Share of the Branches

Region	Mar19 Bradesco	Mar19 Market	Market Share	Mar18 Bradesco	Mar18 Market	Market Share
North	261	1,102	23.7%	263	1,095	24.0%
Northeast	849	3,353	25.3%	858	3,378	25.4%
Midwest	377	1,700	22.2%	384	1,701	22.6%
Southeast	2,388	10,580	22.6%	2,446	10,701	22.9%
South	719	3,794	19.0%	757	3,843	19.7%
Total	**4,594**	**20,529**	**22.4%**	**4,708**	**20,718**	**22.7%**

Additional Information

Market Share in relation to the Market - %

	Mar19	Dec18	Mar18
Bacen			
Bank			
Demand Deposits	N/A	12.7	11.4
Savings Deposits	N/A	13.8	13.7
Time Deposits	N/A	13.9	11.0
Loans	11.7 (1)	11.5	11.1
Loans - Private Institutions	23.9 (1)	23.6	23.9
Loans - Vehicles Individuals (CDC + Leasing)	13.8 (1)	13.8	13.9
Payroll-Deductible Loans	15.2 (1)	15.2	14.3
Consortia			
Real Estate	28.5 (1)	28.7	28.7
Auto	32.5 (1)	32.5	31.8
Trucks, Tractors and Agricultural Implements	18.0 (1)	18.3	16.1
Internacional Area			
Export Market	21.0	24.1	25.6
Import Market	21.4	24.4	23.0
Insurance Superintendence (Susep), National Agency for Supplementary Healthcare (ANS) and National Federation of Life and Pension Plans (Fenaprevi)			
Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income	25.3 (1)	24.5	25.0
Insurance Premiums (including Long-Term Life Insurance - VGBL)	24.7 (1)	23.7	24.4
Life/Personal Accident Insurance Premiums	19.0 (1)	19.0	19.4
Auto/P&C Insurance Premiums	7.6 (1)	7.9	7.6
Auto/Optional Third-Party Liability Insurance Premiums	10.8 (1)	11.1	10.1
Health Insurance Premiums	53.3 (1)	52.4	52.4
Income from Pension Plan Contributions (excluding VGBL)	32.2 (1)	31.5	31.9
Capitalization Bond Income	28.1 (1)	29.5	28.2
Technical provisions for insurance, pension plans and capitalization bonds	25.3 (1)	25.6	26.6
Income from VGBL Premiums	25.1 (1)	24.3	26.1
Income from Unrestricted Benefits Pension Plans (PGBL) Contributions	27.0 (1)	26.0	27.8
Pension Plan Investment Portfolios (including VGBL)	26.4 (1)	26.7	27.9
Anbima			
Investment Funds and Managed Portfolios	20.3	20.5	20.9
Social Security National Institute (INSS)/Dataprev			
Benefit Payment to Retirees and Pensioners	31.6	31.6	31.1
Brazilian Association of Leasing Companies (ABEL)			
Lending Operations	N/A	N/A	18.7

(1) Reference Date: February/19; and
N/A – Not available.

Additional Information

Ratings

Fitch Ratings

International Scale						National Scale	
Viability	Support	Domestic Currency		Foreign Currency		Domestic Currency	
		Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
bb	4	BB	B	BB	B	AAA(bra)	F1+(bra)

Moody's Investors Service

Global Scale								National Scale	
Domestic Currency Counterparty		Foreign Currency Counterparty		Deposits - Domestic Currency		Foreign Currency Deposit		Domestic Currency	
Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
Ba1	NP	Ba1	NP	Ba2	NP	Ba3	NP	Aa1.br	BR-1

S&P Global / **Austin Rating**

S&P Global – Global Scale - Issuer Credit Rating				S&P Global – National Scale		Austin Rating – National Scale	
Foreign Currency		Domestic Currency		Issuer Credit Rating			
Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
BB-	B	BB-	B	brAAA	brA-1+	brAAA	brA-1

Risk Management

We control corporate risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models and measurement and control tools. We also provide training to employees at every level of the Organization, from business areas to the Board of Directors.

Our risk management structure has policies, standards and procedures, ensuring that our Organization maintains control that is compatible with the nature of its operations and the complexity of its products and services, activities, processes, and systems, as well as the extent of its exposure to risk. It also comprises committees, commissions and departments that support the Board of Directors and the Board of Executive Officers in decision making. The most notable amongst these are the Integrated Risk Management and Capital Allocation Committee, whose role is to assure the fulfillment of the Organization's risk management processes and policies, and the Risk Committee, whose main purpose is to assess the structure of the Organization's risk management and occasionally propose improvements. Both advise the Board of Directors on the performance of its duties in management and control of risks and capital.

Detailed information regarding risk management process, regulatory capital as well as our risk exposures, can be found in the Risk Management Report – Pillar 3, available on the Investor Relations website at bradescori.com.br.

Capital Management

We have a department responsible for Capital Management, subordinated to the Department of Planning, Budget and Control, which acts jointly with the Integrated Risk Control Department, associated companies, business areas and supporting areas.

Additionally, this Governance comprises Executive Committees and Non-Statutory Committees who assist the Board of Directors and the Board of Executive Officers in the decision-making process.

The Capital Management structure, through adequate capital sufficiency planning, aims to provide conditions for capital monitoring and control, contributing to the achievement of goals set in the strategic objectives that we have defined.

With the implementation of the Capital Management structure, an internal assessment system was established for capital adequacy (ICAAP), containing the capital plan, which is used to assess its sufficiency, considering the base and stress scenarios in a prospective vision to identify actions of capital and liquidity to be adopted for the respective scenarios.

The process of developing this capital plan considers threats and opportunities, market share and development goals, requirement projections based on risks, as well as capital held by our Organization. These projections are established for a minimal period of three years and are constantly monitored and controlled by the Capital Management area.

We have a recovery plan that contains actions of capital and liquidity in compliance with Resolution No. 4,502/16.

Information on capital adequacy and sufficiency and the instruments mentioned represent fundamental tools in the management and support of the decision-making process.

Additional information on the Capital Management structure is available in the Risk Management Report – Pillar 3, and in the Integrated Report and Recovery Plan (4,502/16), available on the Investor Relations website at bradescori.com.br.

Minimum Capital Required – Grupo Bradesco Seguros

For companies regulated by SUSEP, the CNSP Resolution No. 321/15, amended by CNSP Resolutions No. 360/17, and No. 368/18, sets out that corporations should have an adjusted shareholders' equity (ASE) equal to or higher than the minimum capital required (MCR). MCR is equivalent to the base capital or the risk capital, whichever is higher. According to CNSP Resolution No. 343/16, the ASE is valued economically, and should be calculated based on shareholders' equity or net assets, considering the accounting adjustments and adjustments associated with changes in economic values. For companies regulated by the ANS, Normative Resolution No. 209/09, amended by Normative Resolution No. 373/15, establishes that corporations should have adjusted shareholders' equity (ASE) equal to or higher than the Solvency Margin (SM).

The capital adjustment and management process is continuously monitored and aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles.

Companies must permanently maintain capital compatible with the risks for their activities and operations, according to the characteristics of each company belonging to Grupo Bradesco Seguros, represented by adequate capital levels. Grupo Bradesco Seguros permanently observes the limits required by the respective regulatory entities. The Minimum Capital Required in February 2019 amounted to R$11.4 billion.

Basel Ratio

The table below shows the historical composition of the Reference Equity, of the Risk Weighted Assets and of the Basel Ratio.

	Basel III Prudential Conglomerate							
R$ million	Mar19	Dec18	Sept18	June18	Mar18	Dec17	Sept17	June17
Calculation Basis								
Regulatory Capital	123,412	117,940	110,141	97,785	100,170	104,673	106,681	103,050
Tier I	98,370	90,322	80,344	74,794	78,206	80,085	80,889	77,322
Common Equity	88,944	81,090	75,036	69,589	73,101	75,080	75,363	71,949
Shareholders' Equity	126,674	121,121	115,670	113,039	113,776	110,457	110,301	106,807
Non-controlling/Other	152	170	108	108	186	69	84	39
Phase-in arrangements provided for Resolution No 4,192/13	(37,883)	(40,200)	(40,742)	(43,558)	(40,861)	(35,446)	(35,022)	(34,898)
Additional Capital (1)	9,427	9,232	5,308	5,205	5,105	5,005	5,526	5,374
Tier II	25,042	27,618	29,797	22,991	21,964	24,588	25,792	25,728
Subordinated Debt (according to Resolution No. 4,192/13)	21,988	22,417	23,212	16,594	16,313	16,947	17,438	16,998
Subordinated Debt (before Resolution No 4,192/13)	3,054	5,201	6,585	6,397	5,651	7,641	8,354	8,730
Risk-Weighted Assets (RWA)	**682,635**	**661,616**	**656,301**	**657,922**	**631,159**	**611,442**	**604,581**	**618,611**
Credit Risk	612,394	598,058	590,790	588,341	567,007	554,929	547,411	550,859
Operational Risk	57,494	53,151	53,151	53,510	53,510	47,605	47,605	47,222
Market Risk	12,747	10,407	12,360	16,071	10,642	8,908	9,564	20,530
Total Ratio	**18.1%**	**17.8%**	**16.8%**	**14.9%**	**15.9%(2)**	**17.1%**	**17.7%**	**16.7%**
Tier I Capital	14.4%	13.7%	12.2%	11.4%	12.4%	13.1%	13.4%	12.5%
Common Equity	13.0%	12.3%	11.4%	10.6%	11.6%	12.3%	12.5%	11.6%
Additional Capital	1.4%	1.4%	0.8%	0.8%	0.8%	0.8%	0.9%	0.9%
Tier II Capital	3.7%	4.2%	4.5%	3.5%	3.5%	4.0%	4.3%	4.2%
Subordinated Debt (according to Resolution No. 4,192/13)	3.2%	3.4%	3.5%	2.5%	2.6%	2.8%	2.9%	2.7%
Subordinated Debt (before Resolution No 4,192/13)	0.4%	0.8%	1.0%	1.0%	0.9%	1.2%	1.4%	1.4%

(1) It includes subordinated perpetual debts issued in 4Q18, in the amount of R$4.2 billion, that were approved and authorized by Central Bank; and
(2) Reduction related to the change in the schedule for applying deductions on the prudential adjustments that is now 100% in 2018 (80% in 2017).

Corporate Governance

Our Management comprises the Board of Directors, which is composed of eight directors and its Board of Executive Officers, with no fulfillment of the posts of Chairman of the Board of Directors and Chief Executive Officer, according to statutory provision.

Eight Committees advise the Board, which are statutory: (i) Audit; and (ii) Remuneration; and non-statutory: (iii) Integrity and Ethical Conduct; (iv) Risks; (v) Internal Controls and Compliance; (vi) Integrated Risk Management and Capital Allocation – COGIRAC; (vii) Sustainability and Diversity; and (viii) Succession and Nomination. Various executive committees assist the activities of the Board of Executive Officers, all regulated by their own set of bylaws.

The Fiscal Council, a permanent supervisory body, comprises five effective members and their respective alternates. The preferred shareholders and non-controlling shareholders, holders of common shares are responsible for choosing two effective members and their respective alternates. Besides the Fiscal Council and the Audit Committee, we are submitted to Internal Audit which reports to the Board of Directors.

In January 2019, Mr. Josué Augusto Pancini and Mr. Maurício Machado de Minas left the Board of Executive Officers, remaining as members of the Board of Directors, enabling these professionals to contribute more effectively towards the strategic conduct of our Organization, enriching even more the diversity of knowledge of the Body.

In the same period, in addition to the duties conferred by law to the Board of Directors, as a Collegiate Body, a resolution was made to distribute among the Board members, the supervision of tasks related to specific areas.

In 2001, we adhered voluntarily to Tier 1 of Corporate Governance of B3 and, in 2011, to the Code of Self-Regulation and Good Practices for Publicly-Held Companies – ABRASCA. Further information is available on Bradesco's Investor Relations website (bradescori.com.br – Corporate Governance Section).

Compliance, Ethics and Integrity

The Compliance, Ethics and Integrity Programs include our managers, employees, suppliers, business partners and correspondents in Brazil, subsidiaries and companies that are part of our Organization in their daily interactions and decisions, eliciting our high standards of conduct and ethics principles.

These principles are supported by codes, policies, standards, procedures, training programs for professionals and controls, and seek to promptly detect any actions considered as violations of the Codes of Ethical Conduct, and/or operations and situations with indications of links to illegal activities, aimed at the adoption of appropriate measures and actions.

These control mechanisms are objects of evaluation and improvement in accordance with current and applicable laws and regulations, as well as with the best market practices and are supported by Committees subordinated to the Board of Directors, such as Integrity and Ethical Conduct, and Internal Controls and Compliance.

Investor Relations area – IR

Committed to transparency, democratization of information, punctuality and the pursuit of the best practices, the Investor Relations area transmits information, prospects and strategies for the financial community.

In the first quarter of 2019, 50 events were promoted with national and international investors, through conferences, meetings, conference calls and institutional presentations, assisting 339 investors. The teleconferences addressing the result, in Portuguese and English, referring to the fourth quarter of 2018, were also held, with the participation of 645 people, in total.

In the period, there was the publication of the Integrated Report, for the year of 2018. This document brings the main practices, results and challenges of the Organization throughout the year, as well as its strategic vision for the future. For this issue, we reviewed our Classification Framework – project that represents graphically the most relevant and strategic themes of the Organization –, relying on the high commitment of our Board of Directors, Presidency and various stakeholders.

Another highlight of the quarter was the Bradesco Day, in its 8th installment, held in Bradesco's headquarters, Cidade de Deus – Osasco, which counted with the participation of our Senior Management. Over 500 domestic and foreign investors attended the meeting in person and over the internet. On that occasion the strategic themes of the main business areas of our Organization were discussed and the participants had the opportunity to ask questions to the Executives.

Sustainability

We seek to include sustainability in our business and operations with the aim of increasing our capacity to thrive in the long term in a competitive and dynamic business environment. The perception that we are moving towards a transition to a new economy, more aligned with the developmental challenges that we face, leads us to incorporate social and environmental aspects in the management of risks and opportunities, in order to ensure positive results and the generation of shared value.

Our commitment to sustainability is also reinforced in the establishment of dialogs with various stakeholders, through adherence to incorporate initiatives and voluntary commitments, such as: UNEP FI (United Nations Environment Programme Finance Initiative), Global Compact Initiatives, Goals of Sustainable Development (ODS), Equator Principles, Principles for Responsible Investment (PRI), Principles for Sustainable Insurance (PSI), Businesses for the Climate (EPC), Women's Empowerment Principles (WEPs), CEBDS (Brazilian Business Center for Sustainable Development), Task force on Climate-related Financial Disclosures (TCFD), among others.

The main decisions and monitoring of the sustainability strategy are conducted by the Sustainability and Diversity Committee which meets quarterly and counts on members of the Board of Directors and of the Board of Executive Officers, including the Chief Executive Officer. The Committee's decisions are advised by the Sustainability Committee, an executive body composed by officers and managers from several areas, that guarantee the integrated application of the thematic to the businesses and operations, help on the execution of plans and do the project monitoring.

Our performance is recognized in the assessments of the main indexes and ratings of sustainability, such as: Dow Jones Sustainability Indices (DJSI) in the World and Emerging Markets portfolios, of the New York Stock Exchange, the Corporate Sustainability Index (ISE) and the Carbon Efficient Index (ICO2), both of B3.

Bradesco is leader in Sustainability

We stood out in the Silver category of the Sustainability YearBook 2019, of RobecoSAM, which highlights the leading banks in sustainability, according to the Dow Jones Sustainability Indexes. 2,686 companies were assessed from all over the world, belonging to 60 sectors. In the banking sector, of the 176 companies that have undergone evaluation, we are in the select group of 5% of the financial institutions evaluated with the best performance.

Social Actions

Fundação Bradesco

With a broad social and educational program in place for 62 years, Fundação Bradesco operates 40 schools across Brazil. In 2019, a budget preview of R$652.203 million will benefit an estimated number of 92,468 students in their Schools, in Basic Education (from Kindergarten to Secondary Education and Vocational and Technical Education at Secondary Level), Education for Young People and Adults and in the Initial and Continuing Training focused on employment and income generation. In addition to a guaranteed free and quality education, the students enrolled in the Basic Education system, numbering over 42 thousand, also will receive uniforms, school supplies, meals, medical and dental assistance. With regard to the distance learning system (EaD), it will benefit more than 670 thousand students through the e-learning portal "Escola Virtual" (Virtual School). These students will conclude at least one of the various courses offered in the program and another 12,065 students that will be benefited from projects and initiatives carried out in partnership with the Educa+Ação, and from courses and educational and information technology lectures.

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Independent Auditor's Report

Limited Assurance Report about Accounting information included within the Economic and Financial Analysis Report

To
Board of Directors and Shareholders of Banco Bradesco S.A.
Osasco – SP

We were engaged by Banco Bradesco S.A. ("Bradesco") to report on the consolidated supplementary accounting information of Banco Bradesco S.A. as of March 31, 2019 and for the three month period then ended, in the form of a limited assurance conclusion if, based on our engagement performed, described in this report, nothing has come to our attention that causes us to believe that the supplementary accounting information included within the Economic and Financial Analysis Report are not presented, in all material respects, based on the information referred to in the "Criteria for preparing the supplementary accounting information" paragraph.

Responsibilities of the Management of Bradesco

Management of Bradesco is responsible for preparing and adequately presenting the consolidated supplementary accounting information included within the Economic and Financial Analysis Report based on the criteria for the preparation of the supplementary accounting information described below, and for other information contained within this report, as well as the design, implementation and maintenance of internal controls that management determined as necessary to allow for such information that is free from material misstatement, whether due to fraud or error.

Independent Auditor´s Responsibility

Our responsibility is to review the supplementary accounting information included within the Economic and Financial Analysis Report prepared by Bradesco and to report thereon in the form of a limited assurance conclusion based on the evidence obtained. We conducted our engagement in accordance with the NBC TO 3000 - Assurance Engagement Other than Audit and Review (ISAE 3000). That standard requires that we comply with ethical requirements, including independence requirements, and plan and perform our procedures to obtain a meaningful level of limited assurance about whether we did not become aware of any fact that could lead us to believe that the supplementary accounting information included within the Economic and Financial Analysis Report are not presented, in all material respects, to the information referred to in the "Criteria for preparing the supplementary accounting information" paragraph.

The procedures selected were based on our understanding of the consolidated supplementary accounting information included within the Economic and Financial Analysis Report, as well as other circumstances of our work and our consideration of other areas that may contain material misstatements, regardless of whether they are caused by fraud or error. However, such procedures do not include investigation or detection of fraud or error.

Limited Assurance Report about Accounting information included within the Economic and Financial Analysis Report

Limited assurance is less than absolute assurance and reasonable assurance. Procedures to gather information to a limited assurance engagement are more limited than to a reasonable assurance engagement and, therefore, we obtain less assurance than a reasonable assurance engagement; consequentely, we do not express neither an audit opinion nor a reasonable assurance over the supplementary accounting information included within the Economic and Financial Analysis Report.

Our conclusion does not contemplate aspects related to any prospective information contained within the Economic and Financial Analysis Report, nor offers any guarantee if the assumptions used by Management to provide a reasonable basis for the projections presented. Therefore, our report does not offer any type of assurance on the scope of future information (such as goals, expectations and ambitions) and descriptive information that is subject to subjective assessment.

Criteria for preparing the consolidated supplementary accounting information

The consolidated supplementary accounting information disclosed within the Economic and Financial Analysis Report, as of March 31, 2019 and for the three month period then ended has been prepared by the Management of Bradesco, based on the information contained in the March 31, 2019 intermediate consolidated financial statements and the accounting information adjusted to the criteria described in Note 4 of such intermediate consolidated financial statements, in order to facilitate additional analysis, without, however, being part of the intermediate consolidated financial statements disclosed on this date.

Conclusion

Our conclusion has been formed on the basis of, and is limited to the matters outlined in this report.

Based on the procedures performed we did not become aware of any fact that lead us to believe that the consolidated supplementary accounting information included within the Economic and Financial Analysis Report are not presented, in all material respects, in accordance with the information referred to in the "Criteria for preparing the supplementary accounting information" paragraph.

Osasco, April 24,2019

KPMG

KPMG Auditores Independentes
CRC SP-028567/F

Original report in Portuguese signed by

André Dala Pola
Accountant CRC 1SP214007/O-2

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Consolidated Financial Statements

1st Quarter 2019

bradesco

Management Report

Dear shareholders,

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A. related to the period ended on March 31, 2019, drawn in accordance with the accounting practices used in Brazil and applicable to institutions authorized to operate by the Central Bank of Brazil.

1. Economic Commentary

In Brazil, the first indicators of economic activity in 2019 have presented results lower than expected. However, the conditions for a faster growth pace, remain present: inflation and interest at a lower level and credit expansion with low levels of delinquency ratios. The approval of the proposal for the New Pension in the next few months constitutes a fundamental condition for the rebalance of the government's accounts in the medium term, with an important impact on the confidence of economic agents and, consequently, on the return of private investments.

Due to the deceleration of the global economy, the first quarter was marked by the firm reaction of authorities from the world's largest economies. The credit expansion in China, the interruption of the raised interest rates in the USA and the opening of bilateral talks between both nations were the instruments used to minimize the risks originating from trade tensions. For the emerging countries, the lower rhythm of expansion of the global GDP has brought considerable challenges, but the reaction of the monetary policy should improve international liquidity, with positive impacts on the prices of the assets of these nations.

2. Results for the Year

In the first quarter of 2019, Bradesco's book Net Income reached R$5.8 billion, equivalent to R$0.72 per share, and with a profitability of 19.2% over the average Shareholders' Equity. The annualized return on Average Total Assets was 1.8%.

In terms of Interest on Own Capital, R$2.1 billion was destined to the shareholders, in gross values, in the period between January and March, wherein R$363.7 million was paid monthly and R$1.7 billion provisioned.

By the end of the year's first quarter, the taxes and contributions that include pensions, paid or provisioned, amounted to R$7.7 billion, of which R$2.7 billion is related to taxes withheld and collected from third parties, and R$5.0 billion calculated based on the activities developed by the Bradesco Organization, equivalent to 86.1% of the Net Income.

Capital and Reserves

At the end of the period, with relation to Banco Bradesco, we highlight:

R$75.1 billion totaled the paid-up Share Capital;

R$51.6 billion totaled the Equity Reserves; and

R$126.7 billion was the Shareholders' Equity with a growth of 11.3% in comparison with the same period of the previous year. In relation to Consolidated Assets, that amounted to R$1.3 trillion, the Managed Shareholders' Equity was equivalent to 9.7%.

The Share Capital informed already includes an increase of R$8.0 billion with a 20% bonus in shares, through the capitalization of part of the balance of the account "Profit Reserves - Statutory Reserve", deliberated in the Special Shareholders' Meeting, held on March 11, 2019 and homologated by the Central Bank of Brazil on 19th of the same month. Consequently, the Interest on Own Capital related to April 2019, to be paid on May 2, 2019, will be incremented by 20%.

The fair value of Bradesco reached R$270.3 billion on March 31, 2019, which is equivalent to 2.1 times the Shareholders' Equity. The calculation is based on the listing of shares on stock exchanges and, also, reflects the relevancy of the intangible access of the Organization perceived by investors and remaining stakeholders.

Management Report

reflects the relevancy of the intangible access of the Organization perceived by investors and remaining stakeholders.

The Basel Ratio reached 18.1%, which is therefore higher than the minimum of 11.5% regulated by Resolution No. 4,193/13, of the National Monetary Council, according to the Basel Committee. Regarding the Reference Equity, the Immobilization Index reached 35.3% in the Prudential Consolidation, falling under the maximum limit of 50.0% stipulated by the Central Bank of Brazil.

We highlight below a summary of our financial information:

R$ million	Mar19
Statement of Financial Position - Selected Data	
Securities	560,685
Available-for-Sale	212,375
Trading	255,121
Held-to-maturity [(1)]	93,190
Expanded Loans Portfolio [(2)]	548,294
Total Assets under Management	2,135,466
Funds raised	1,181,080
Investment Funds and Managed Portfolios	954,386
Total Deposits	326,035
Time Deposits	184,936
Savings Deposits	108,575
Demand Deposits	32,158
Interbank Deposits	367
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	261,106
Subordinated Debt	53,958
Brazil	40,437
Overseas	13,521
Funds from Issuance of Securities	157,507
Brazil	153,589
Overseas	3,917
Tax Payments and Collection and Related Charges	4,139
Working Capital	97,397
Borrowings and Onlendings	57,865
Brazil	24,614
Overseas	33,252
Exchange Portfolio	21,733
Securities sold under agreements to repurchase	201,340
Loan Portfolio Quality (Bacen) - %	
Delinquency Ratio (> 90 days [(3)] / Loan Portfolio) - %	3.3

(1) As provided for by Article 8 of the Circular Letter No. 3,068/01 of the Central Bank of Brazil, we declare that it has the financial capacity and the intention of holding to maturity the securities classified under "held to maturity securities";
(2) Besides the Loan portfolio – Brazilian Central Bank (Bacen) concept includes sureties, guarantees, credit letters, advances on credit card receivables, debentures, promissory notes, co-obligations in real estate receivable certificates and rural credit; and
(3) Overdue loans.

3. Loan Operations

Our capillarity allows the achievement of loans and direct financing or in strategic partnerships with the various business chains. We expanded and diversified supply in various channels of distribution, especially in the digital means, increasing the business opportunities and offering convenience to our clients.

Management Report

For companies: working capital items, advances on receivables and financing of goods focused on small and midsized companies enable the growth of the economic activity and the consequent creation of jobs.

Bradesco Corporate: leader in assets in Brazilian Market for large and midsized companies, with complete solutions for different sizes, needs and corporate sector.

Agribusiness: we are featured among the largest agribusiness financiers, offering of solutions for the development of production, keeping in accordance with the main manufacturers of agricultural tools of the Country.

On-lendings: leader in BNDES – *Banco Nacional de Desenvolvimento Econômico e Social* (National Bank for Social and Economic Development) on-lendings.

Real Estate Loans: one of the most important on the market in real estate loans, we maintain our commitment in meeting the demands of the sector and the acquisition of real estate by the final borrowers.

Below is the balance of the main portfolios:

R$548.3 billion on consolidated loan operations, in the expanded concept, which includes Sureties, Guarantees, Letters of Credit, Anticipation of Credit Card Receivables, Debentures, Promissory Notes, Co-Obligations in Real Estate Receivable Certificates and Rural Credit;

R$36.9 billion was the consolidated balance of provision for doubtful debtors, considering an additional provision of R$6.9 billion, calculated based on the models of provisioning, which are based on statistical models that capture historical, actuarial and prospective data;

R$134.1 billion in operations intended to consumption credit, including the amount the value of R$53.5 billion in Payroll-Deductible Loans, who obtained 8,909,190 active contracts at the end of the period;

R$61.3 billion was the balance in the Real Estate Credit portfolio, whereby R$39.8 billion was intended for the Individuals and R$21.5 billion for the Legal Entities, totaling 200,141 units financed;

R$19.8 billion in applications on agribusiness; and

R$18.4 billion amounted to the balance of Transfer Portfolios, with 178,908 contracts registered.

4. Main Products and Services

Insurance

Through Grupo Bradesco Seguros, leader in the Brazilian and Latin America market, we offer services that include solutions in the Auto Insurance, Health Insurance, Dental, Capitalization, Life Insurances, Home Insurance, Private Pension Plans and Property & Casualty. On March 31, 2019, we recorded:

R$32.2 billion in Shareholders' Equity;

R$1.8 billion in Net Income; and

R$18.1 billion in net insurance premiums issued, pension contributions and income from capitalization.

Cards

We have the most complete means of payment solutions line of the Country and work with the main cards, like Elo, Elo Diners, Visa, Mastercard and American Express, in addition to Private Label in partnership with important companies. We also count with a business unit abroad, Bradescard México, which keeps highlighted a partnership with the store network C&A, among other relevant to the local market.

Management Report

In relation to payment methods, we are well positioned with relevant market participations such as Cielo and, through Elopar, in the companies ELO Serviços, Alelo – leading company in the food voucher sector – , Livelo, CBSS (Digio) and Veloe – company focused on road mobility and toll collection.

R$49.1 billion in Credit Card transactions in the period.

R$1.8 billion in Revenue from Services.

Consortiums

A complete product portfolio is available through an integrated platform with the Network Bank Branches and a digital platform, a strategy that ensures leadership on the Real Estate, Auto and Truck sectors.

1,528,329 active quotas at year-end, with 123,794 new quotas sold.

R$75.3 billion in accrued value in the period.

Investments Bank

Operating as the Investment Bank of the Organization, BBI advises clients in primary and secondary issuing of shares, merger transactions, purchase and sale of assets, structuring and distributing debt instruments, corporate finance operations and the financing of projects under the modality of Project Finance.

Bradesco counts, also, with the Global Markets area, responsible by the securities and for the institutional client relationship, with highly qualified team and research team covering varied sectors and open companies in São Paulo, Buenos Aires, México, New York, London and Hong Kong.

R$49.0 billion was the amount recorded for 51 investment banking transactions.

Asset Management

Through Bram – Bradesco Asset Management, that is one of the market leaders in both volume under management and innovation, we offer differentiated and adequate investment solutions for all customers' profiles that we serve, to guarantee excellence in service quality. We have multiple customer segments, including many from Banco Bradesco and Grupo Bradesco Seguros, in addition to Institutional Investors in Brazil and Abroad, and various Family Offices.

R$651.9 billion were accrued under its management in the first quarter.

Complete Investment Platform

With the goal to generate value to the client through a complete offer of products and investment solutions, in order to meet the needs of investors clients, according to their life stages, equity and profile, in different service channels, our Platform is supported by three pillars: broad portfolio of products, investment portfolios and specialized consultancy.

The investment management is carried out by the Branch Network Managers and a specialist team providing advice on the demands of banking products, investment funds, Capital Market products, Broker and Private Pension. The clients also count with Suggested Portfolios, that combine a diversity of financial products and are established monthly, based on the domestic and foreign market perspectives. For purposes of convenience, it is possible to invest by Internet Banking, Bradesco Cell phone, telephone, and chat, among others, with investment consulting.

Bradesco Corretora and Ágora Investimentos, both with a prominent position in the market, are prepared to advise investor clients on operations of the domestic and international capital markets, notably fixed income, variable income (shares and derivatives), investment funds, Structured Operations Certificate (COE), future markets and public offering (of fixed income and shares) issued by the Bank and by third parties. They also offer wide analysis coverage to companies and sectors, in partnership with BBI.

Management Report

With Bradesco Securities units, the Organization operates in the North American, European and Chinese markets, mediating shares, ADRs as well as shares listed on the local Stock exchanges, operating in the distribution of public and private securities for international investors.

International Area

We act in the main regions of Brazil and Abroad. This structure enables our outstanding position in the market, as we can see in the highlights below:

US$14.5 billion in Export Financing Portfolio;

US$2.1 billion in Import Financing Portfolio;

US$9.2 billion in Export Purchases, with market share of 21.0%;

US$8.1 billion in Import contracted, with market share of 21.4%;

US$21.0 billion in Financial Transactions, with market share of 7.1%; and

US$5.9 billion in public and private placements, of medium and long-term, in the international market.

Overseas Network

Branches	
New York	Banco Bradesco
Grand Cayman	Banco Bradesco
London	Banco Bradesco Europa
Overseas Subsidiaries	
Buenos Aires	Banco Bradesco Argentina S.A.U.
Luxembourg	Banco Bradesco Europa S.A.
New York	Bradesco North America LLC Bradesco Securities, Inc.
London	Bradesco Securities UK Limited
Hong Kong	Bradesco Securities Hong Kong Limited Bradesco Trade Services Limited
Grand Cayman	Cidade Capital Markets Ltd.
Jalisco	Bradescard México Sociedad de Responsabilidad Limitada
Representation Office	
Miami	Banco Bradesco

5. Service Structure

We are present in all regions of the country and in some locations Abroad aiming will to democratize the access to banking products and services, favoring the financial inclusion process, the banking process and entrepreneurship, as well as social mobility.

We supply to every customer profile with the same level of excellence and have the scale and diversification as differentials of our acting model. Always aware of the needs of each profile, we have improved continuously in the way we provide services, progressing according to the moment of life, objectives

Management Report

and planning of clients, in order to be part of their achievements. These values are extended to non-accountholders, recognizing the importance of this target audience and their potential to expand the business.

In the period, our base was composed of 71.7 million clients.

To ensure the client's trajectory, we have segmented the structure, both for individuals and legal entities, offering flexibility and convenience in all areas in which we operate.

Client Segmentation
Corporations
Bradesco Large Corporate - Large companies, with annual revenues of more than R$4 billion.
Bradesco Corporate - Large companies, with annual revenues between R$500 million and R$4 billion.
Bradesco Corporate One - Companies with annual revenue R$30 million and R$500 million (Corporate Branches) and as from R$15 million (Corporate Spaces).
Bradesco Varejo (Companies and Businesses) - Companies with annual revenues of up to R$30 million.
Individuals
Bradesco Private Bank - Clients with availability for investments from R$5 million.
Bradesco Prime - Clients with monthly income from R$10 thousand or availability of investment from R$100 thousand.
Varejo Exclusive - Clients with a monthly income between R$4 thousand and R$9,999.99 or availability of investment from R$40 thousand.
Varejo Classic - Clients with a monthly income of up to R$3,999.99 or availability of investment of less than R$40 thousand.
Non-account Holders
Non-account Holders - Individual clients or corporate clients consumers products of Bradesco organization that do not have a bank account.

Customer Service Points

Our Service Structure, at the end of the quarter, was comprised of 76,231 points, distributed according to the following:

	Mar19
Structural Information - Units	
Customer Service Points	76,231
- Branches	4,594
- PAs	3,854
- PAEs	915
- Banco24Horas Network	13,202
- Bradesco Expresso (Correspondent Banks)	38,490
- Bradesco Financiamentos	15,103
Payroll Loans	726
Vehicle Financing	14,377
- Losango	60
- Branches / Subsidiaries / Representation Office Abroad	13
ATMs	57,480
- Onsite Network - Bradesco	34,823
- Banco24Horas Network	22,657

Digital Media

In addition to the expanded and modern physical structure aimed at the convenience, practicality and security for clients, we offer various products and services in any place and time through our Digital Channels

Management Report

– Internet Banking, *Bradesco Celular*, *Autoatendimento* (Self-service), *Fone Fácil* and Social Networks –, which accounted for 96% of all transactions made in Bradesco, highlighting mobile services.

Along this concept, we currently have 6 large Digital Platforms serving clients of the Exclusive and Prime sectors, invited or that have requested migration for the units because of their relationship profile be mainly digital. We also count on the Digital Branch Bradesco Private Bank, which serves clients in all regions of Brazil, centralizing the relationship of the banking and investment account.

Next

After observing the needs of the hyper connected public, we united Bradesco's traditional quality with what is most modern and developed, in 2017, Next, a 100% digital banking platform. The aim is to offer a new usage and relationship experience with the client, transforming money management into smart pathways and offering freedom for the user to make operations in the account spontaneously and integrated to their purposes.

6. Technology and Innovation

We constantly adapt the way we do business and incorporate faster methodologies to understand our clients and ensure they receive a better, more individualized experience. The client is at the center of all we do, and is what drives us. Therefore, we focus on their journeys, enhancing our already consolidated resources, but always aware of the changes in the market, conducting research and tests with the most advanced technologies in order to be an increasingly practical, efficient and secure Bank.

Some of the highlights that are part of the innovative process:

BIA – Bradesco Artificial Intelligence: available for clients and employees, it relates to people, answers questions about 86 products and services and helps in transactions;

Digital portfolios: we started to supply the most complete solution for cell phone payments, with the use of Apple Pay, Samsung Pay, Google Pay and QR Code;

Biometrics: identification via the palm of the hand for ATMs and, in an unprecedented way, by one's voice via *Fone Fácil*. In the pilot phase, we are testing facial recognition;

Capillarity: 32 thousand ATM model machines 3,0, 2.6 thousand machines with instant deposit and bill recycling in addition to the other 153 that offer the sale of US dollars and Euros; and

inovabra: innovation platform that fosters internal and external entrepreneurship, through connections and partnerships based on collaboration between the Bank and national and international businesses, startups, mentors and investors.

In March, we celebrated one year of the **inovabra habitat**, our co-innovation space. The results exceeded the expectations in various aspects, generating more than 100 business contracts firmed between start-ups and corporations, start-ups and Bradesco, and between the start-ups themselves. Currently, more than 190 start-ups and 70 large corporate clients of the Bank occupy the building situated in the economic center of innovation and culture in the city of São Paulo. The environment also became a reference for lectures, training sessions and workshops, domestic and international, promoted by Bradesco, professionals and companies with specialized content.

7. Human Resources

People are one of the most important pillars that support the Organization. Our Human Resources management policy is guided by excellence, respect, transparency, and in the ongoing investment on employees' enhancement and development. We believe that skilled teams that are presented with opportunities are able to surpass goals and present good results, decisively contributing to the solidity of the Bradesco brand and the achievement of its market strategies. The programs are conducted through Unibrad – Bradesco Corporate University, to have them in perfect harmony with the market, to foster and enhance the innovative thinking. In this quarter, 930 courses were given, with 185,745 participations. The welfare benefits

Management Report

comprised 222,240 people, assuring the well-being and the improvement in the quality of life of the employees and their dependents.

8. Social Investments

Among several socioenvironmental initiatives carried out by the Bradesco Organization, we highlight the main social activity we have: **Fundação Bradesco**. With 40 schools, installed primarily in areas of severe socioeconomic deprivation, in all of the Brazilian States and in the Federal District, it invests in education and health care, creating a positive influence in the localities in which it operates through quality education for children, youth and adults free of charge. The students of Basic Education receive, without cost, uniforms, school materials, food and medical and dental care.

This year, its budget is predicted to be R$652.2 million, whereby R$582.9 million is destined to cover Expenses of such Activities and R$69.3 million to constitute investments in Infrastructure and Educational Technology, that allows the institution to offer quality education to:

a) 92,468 students in Basic Education – from Kindergarten to Secondary Education and Vocational and Technical Education at Secondary Level –, Education of Young People and Adults and Initial and Continuing Education focused on the creation of jobs and income;

b) 670 thousand students who must complete at least one of the courses offered in their program in the EaD – Distance Learning modality, by means of their e-learning portal "*Escol@ Virtual*" (Virtual School); and

c) 12,065 beneficiaries in projects and actions in partnerships, such as the *Programa Educa+Ação* (Educate+Action Program), and in educational courses and lectures and in information technology.

Another project that deserves attention is **Bradesco Sports and Education Program**, encourages sport as an activity to support the development of children and young people through the teaching of female volleyball and basketball. It promotes health and the enhancement of talents in all the schools of Fundação Bradesco, municipal sports centers, public and private schools and in its Center of Sports Development, all in Osasco, SP. Approximately 1.5 thousand girls from 8 years of age, are trained annually.

9. Integrated Risk Control

With the globalization of the Organization's business, complexity and variety of the products and services, the activity of risk management is highly strategic. We exercise the corporate control of risks in an integrated and independent manner, preserving and valuing the environment of group decisions, developing and implementing methodologies, models and tools for measurement and control. We disseminate the culture to all the employees at all hierarchical levels, also including the Board of Directors.

The adoption of mechanisms of identification and continuous monitoring are vital, making it possible to anticipate the development and implementation of actions to minimize any adverse impacts. Due to our large-scale operations, we are exposed to several risks, which may arise from several factors, which are mitigated by means of consistent processes of Internal Controls, prevention of money laundering, information security, independent validation of models, as well as a sound governance structure that involves the Integrated Risk Management and Capital Allocation Committee that is subordinate to the Board of Directors.

We seek to identify and monitor any emerging risks, in an attempt to anticipate them or mitigate their effects, should they occur. Among them, issues related to global growth; international geopolitical issues and the economic and fiscal situation of Brazil. We also consider the risks posed by climate change, by cyber attacks and by technological innovation in financial services.

Among the main risks, we highlight: Credit, Counterparty Credit, Market, Operational, Subscription, Liquidity, Concentration, Socio-environmental, Strategy, Reputation, Model, Contagion, Corporate Conduct, and Compliance.

Management Report

Independent Validation of Models

We employ internal models developed based on statistical, economic, financial, and mathematical theories and the expertise by specialists, whose purpose is to support and facilitate the structuring of issues, standardization and speed to decisions, and manage risks and capital.

To identify, mitigate and control the risks inherent to the internal models, there is the process of independent validation that evaluates all aspects thoroughly, challenging the methodology, the assumptions adopted, the data used, and the use of models, as well as the robustness of the environment in which they are deployed, reporting their results to the managers, internal audit and to the Committees.

10. Compliance and Ethics

The Compliance and Integrity Programs include our managers, employees, suppliers, service providers, subsidiaries and companies that are part of the Bradesco Organization in their daily interactions and decisions, eliciting the high standards of conduct and ethics principles that we have.

These principles are supported by policies, standards, procedures, training programs for professionals and controls. They seek to promptly detect any actions considered as violations of the Codes of Ethical Conduct, and/or operations and situations with indications of links to illegal activities, aimed at the adoption of appropriate measures and actions. This control mechanisms system is constantly evaluated and improved, in accordance with current laws and regulations, as well as with the best market practices and are supported by Committees associated with the Board of Directors.

11. Independent Audit

In compliance with CVM Instruction No. 381/03, in the quarter, Bradesco Organization contracted and received services provided by KPMG Auditores Independentes that were not related to the external audit, at a level greater than 5% of the total fees related to external audit services. Other services provided by the external auditors were assurance and previously agreed procedures reports. The contracted amount totaled, approximately, R$1.6 million, which represents around 5.77% of the total audit fees for the 2019 financial statements of the Bradesco Organization. The Bank's policy is in line with the principles of preserving the auditors' independence, which is based on generally accepted international criteria, i.e. the auditors should not audit their own work, perform managerial duties for their clients or promote their customers' interests. It is noteworthy that any eventual services not related to the external audit are submitted prior to the authorization of the Audit Committee.

12. Recognitions

Awards / Rankings

In the first quarter of 2019, the Organization received important recognitions, with the following highlights:

Among the best

- Bradesco achieved the **leadership in market value** in the first quarter of 2019, as the financial institution with the highest growth among those listed on the Stock Exchange, according to a study conducted by the consultancy firm, Economatica;
- Considered as **the Bank with the highest valuation in the world**, in January, according to a survey conducted by Economatica. The return of shares in the month evaluated was the highest among the large banks of the world on the New York Stock Exchange – NYSE;
- **Bradesco was leader in real estate in 2018**, considering the financing lines with resources originating from savings accounts, ending the year in first place in operations with acquisition of properties and of construction. It is the first time a private Bank assumes this position in the ranking of Abecip – *Associação*

Management Report

Brasileira das Entidades de Crédito Imobiliário e Poupança (Brazilian Association of Real Estate Credit and Saving Account Entities); also, in February 2019, we consolidated the first place in real estate credit.

- Bradesco won the 36st edition of the ***Prêmio ECO Amcham & Estadão* (Award)** with the project Integrated Management of Water Resources of the Head Office (Deep Wells and Sewage Treatment Plant – ETE), which recognises companies with initiatives of inclusion, diversity, eco-efficiency, innovation and other subthemes of sustainability; and

- **BRAM was considered the best investment manager** in Award for The Best Bank to Invest in 2018, in the Retail category, according to the ranking of the MBI GVCef – Center of Studies in Finance of Fundação Getúlio Vargas. It was also leader, for the fourth consecutive time, of the ranking of **The Best Funds for Institutions**, with 28 funds classified as Excellent, according to the *Investidor Institucional* magazine.

13. Acknowledgments

The first quarter brought good results to the Organization, showing that we initiated 2019 with an assertive strategic plan and we are confident and prepared to face the growing expectations of our customers and investors.

These accomplishments were only possible due to the support and trust of the achievements of our shareholders and clients as well as the fundamental work of our employees and other associates, who are responsible for making everything happen. We would like to thank all of you.

Cidade de Deus, April 24, 2019

Board of Directors and Board of Executive Officers

Consolidated Statement of Financial Position on March 31 – *In thousands of Reais*

Assets	2019	2018
Current	**826,569,568**	**831,778,924**
Cash and due from banks (Note 5)	**17,831,838**	**17,807,399**
Interbank investments (Notes 3d and 6)	**109,555,166**	**139,717,892**
Securities purchased under agreements to resell	103,610,016	133,540,153
Interbank investments	5,946,286	6,181,956
Allowance for losses	(1,136)	(4,217)
Securities and derivative financial instruments (Notes 3e, 3f, 7 and 34a)	**346,862,997**	**369,727,244**
Own portfolio	264,411,434	270,792,078
Securities sold under repurchase agreements – Repledge only	57,317,569	59,844,304
Derivative financial instruments (Notes 3f, 7d II and 34a)	5,266,566	17,817,291
Given in guarantee	17,306,910	15,212,070
Securities sold under repurchase agreements – unrestricted	2,560,518	6,061,501
Interbank accounts	**86,723,161**	**70,901,622**
Reserve requirement (Note 8):		
- Reserve requirement - Central Bank of Brazil	86,646,547	70,813,903
- SFH - housing finance system	20,196	30,398
Correspondent banks	56,418	57,321
Interdepartmental accounts	**113,067**	**177,940**
Internal transfer of funds	113,067	177,940
Loans (Notes 3g, 9 and 34a)	**143,280,660**	**133,666,531**
Loans:		
- Public sector	109,076	186,707
- Private sector	162,039,243	151,320,062
Loans transferred under an assignment with recourse	575,687	2,277,835
Allowance for loan losses (Notes 3g, 9f, 9g and 9h)	(19,443,346)	(20,118,073)
Leases (Notes 2, 3g, 9 and 34a)	**875,179**	**957,074**
Leases receivables:		
- Private sector	1,679,682	1,895,410
Unearned income from leases	(756,288)	(866,329)
Allowance for losses on leases (Notes 3g, 9f, 9g and 9h)	(48,215)	(72,007)
Other receivables	**117,983,290**	**95,441,010**
Receivables on sureties and guarantees honored (Note 9a-3)	371,158	149,906
Foreign exchange portfolio (Note 10a)	40,489,523	26,919,657
Receivables	1,309,234	1,631,542
Securities trading	2,356,847	3,385,334
Specific receivables	39,675	29,808
Insurance and reinsurance receivables and reinsurance assets – technical provisions	3,918,792	3,673,572
Sundry (Note 10b)	71,437,945	61,415,186
Allowance for losses on other receivables (Notes 3g, 9f, 9g and 9h)	(1,939,884)	(1,763,995)
Other assets (Note 11)	**3,344,210**	**3,382,212**
Other assets	3,085,749	2,976,856
Allowance for losses	(1,715,766)	(1,435,481)
Prepaid expenses (Notes 3i and 11b)	1,974,227	1,840,837
Long-term receivables	**459,007,524**	**369,527,973**
Interbank investments (Notes 3d and 6)	**1,322,767**	**1,152,275**
Interbank investments	1,322,767	1,152,275
Securities and derivative financial instruments (Notes 3e, 3f, 7 and 34a)	**213,822,339**	**146,831,845**
Own portfolio	142,611,169	116,444,588
Securities sold under repurchase agreements – Repledge only	55,098,557	25,150,992
Derivative financial instruments (Notes 3f, 7d II and 34a)	11,678,542	550,861
Privatization rights	38,010	42,913
Given in guarantee	3,835,644	4,057,651
Securities sold under repurchase agreements – unrestricted	560,417	584,840
Interbank accounts	**733,900**	**1,207,779**
Reserve requirement (Note 8):		
- SFH - housing finance system	733,900	1,207,779

Consolidated Statement of Financial Position on March 31 – In thousands of Reais

Assets	2019	2018
Loans (Notes 3g, 9 and 34a)	**176,108,005**	**155,823,149**
Loans:		
- Public sector	4,000,000	4,000,000
- Private sector	181,125,110	159,784,296
Loans transferred under an assignment with recourse	6,164,514	5,616,833
Allowance for loan losses (Notes 3g, 9f, 9g and 9h)	(15,181,619)	(13,577,980)
Leases (Notes 2, 3g, 9 and 34a)	**1,114,110**	**1,029,404**
Leases receivables:		
- Private sector	2,305,740	2,208,152
Unearned income from leases	(1,106,461)	(1,122,763)
Allowance for losses on leases (Notes 3g, 9f, 9g and 9h)	(85,169)	(55,985)
Other receivables	**65,403,883**	**62,673,672**
Receivables	52,569	23,914
Securities trading	730,815	416,758
Sundry (Note 10b)	64,798,146	62,314,175
Allowance for losses on other receivables (Notes 3g, 9f, 9g and 9h)	(177,647)	(81,175)
Other assets (Note 11)	**502,520**	**809,849**
Prepaid expenses (Notes 3i and 11b)	502,520	809,849
Permanent assets	**29,948,865**	**30,102,191**
Investments (Notes 3j, 12 and 34a)	**7,785,671**	**8,003,779**
Equity investment in unconsolidated and jointly controlled companies:		
- In Brazil	7,631,342	7,855,657
Other investments	238,153	402,857
Allowance for losses	(83,824)	(254,735)
Premises and equipment (Notes 3k and 13)	**8,771,824**	**7,811,648**
Premises	3,173,316	3,109,800
Other premises and equipment	14,710,899	13,148,770
Accumulated depreciation	(9,112,391)	(8,446,922)
Intangible assets (Notes 3l and 14)	**13,391,370**	**14,286,764**
Intangible Assets	29,785,608	29,098,312
Accumulated amortization	(16,394,238)	(14,811,548)
Total	**1,315,525,957**	**1,231,409,088**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statement of Financial Position on March 31 – *In thousands of Reais*

Liabilities	**2019**	**2018**
Current	**842,513,233**	**820,529,564**
Deposits (Notes 3n and 15a)	**200,211,032**	**166,499,869**
Demand deposits	32,157,527	33,186,022
Savings deposits	108,574,753	101,777,091
Interbank deposits	345,593	1,607,783
Time deposits (Notes 15a and 34a)	59,133,159	29,928,973
Securities sold under agreements to repurchase (Notes 3n and 15b)	**200,259,367**	**224,785,922**
Own portfolio	117,945,810	104,150,229
Third-party portfolio	76,311,159	110,419,012
Unrestricted portfolio	6,002,398	10,216,681
Funds from issuance of securities (Notes 15c and 34a)	**76,756,884**	**77,106,668**
Mortgage and real estate notes, letters of credit and others	75,282,884	75,742,003
Securities issued overseas	941,534	1,082,355
Structured Operations Certificates	532,466	282,310
Interbank accounts	**18,302,929**	**20,729,285**
Unsettled payments and receipts	17,273,466	19,461,159
Correspondent banks	1,029,463	1,268,126
Interdepartmental accounts	**4,872,311**	**5,048,262**
Third-party funds in transit	4,872,311	5,048,262
Borrowing (Notes 16a and 34a)	**31,379,231**	**18,002,052**
Borrowing in Brazil - other institutions	2,281	338
Borrowing overseas	31,376,950	18,001,714
On-lending in Brazil - official institutions (Notes 16b and 34a)	**7,385,685**	**9,633,880**
National treasury	118,598	72,879
BNDES	2,387,775	3,948,225
FINAME	4,877,868	5,611,265
Other institutions	1,444	1,511
Derivative financial instruments (Notes 3f, 7d II and 34a)	**10,793,924**	**17,929,526**
Derivative financial instruments	10,793,924	17,929,526
Technical provisions for insurance, pension plans and capitalization bonds (Notes 3o and 20)	**228,034,056**	**221,009,762**
Other liabilities	**64,517,814**	**59,784,338**
Payment of taxes and other contributions	4,138,636	3,340,734
Foreign exchange portfolio (Note 10a)	21,733,188	15,255,138
Social and statutory	2,001,581	1,744,328
Tax and social security (Note 19a)	2,832,329	2,429,059
Securities trading	3,930,797	4,851,997
Financial and development funds	1,299	1,299
Subordinated debts (Notes 18 and 34a)	6,641,436	6,689,788
Sundry (Note 19b)	23,238,548	25,471,995
Long-term liabilities	**345,296,847**	**296,134,877**
Deposits (Notes 3n and 15a)	**125,824,037**	**105,158,726**
Interbank deposits	21,188	40,116
Time deposits (Notes 15a and 34a)	125,802,849	105,118,610
Securities sold under agreements to repurchase (Notes 3n and 15b)	**1,080,627**	**4,098,070**
Own portfolio	1,080,627	4,098,070
Funds from issuance of securities (Notes 15c and 34a)	**80,749,926**	**65,483,158**
Mortgage and real estate notes, letters of credit and others	77,567,987	63,533,359
Securities issued overseas	2,975,852	1,787,461
Structured Operations Certificates	206,087	162,338
Borrowing (Notes 16a and 34a)	**1,883,603**	**1,449,775**
Borrowing in Brazil - other institutions	8,980	1,894
Borrowing overseas	1,874,623	1,447,881
On-lending in Brazil - official institutions (Notes 16b and 34a)	**17,216,682**	**18,649,050**
BNDES	8,133,641	8,343,772
FINAME	9,083,041	10,305,278

Consolidated Statement of Financial Position on March 31 – *In thousands of Reais*

Liabilities	2019	2018
Derivative financial instruments (Notes 3f, 7d II and 34a)	**7,379,238**	**347,893**
Derivative financial instruments	7,379,238	347,893
Technical provisions for insurance, pension plans and capitalization bonds (Notes 3o and 20)	**33,072,103**	**30,221,489**
Other liabilities	**78,090,631**	**70,726,716**
Tax and social security (Note 19a)	4,800,303	5,245,316
Subordinated debts (Notes 18 and 34a)	11,886,665	16,303,447
Eligible Debt Capital Instruments (Notes 18a-3 and 34a)	35,429,807	23,155,027
Sundry (Note 19b)	25,973,856	26,022,926
Deferred income	**369,976**	**369,743**
Deferred income	369,976	369,743
Non-controlling interests in subsidiaries (Note 21)	**671,849**	**599,011**
Shareholders' equity (Note 22)	**126,674,052**	**113,775,893**
Capital:		
- Domiciled in Brazil	74,618,368	66,261,525
- Domiciled overseas	481,632	838,475
Capital reserves	11,441	11,441
Profit reserves	49,447,195	44,581,197
Asset valuation adjustments	2,555,930	2,523,769
Treasury shares (Notes 22d and 34a)	(440,514)	(440,514)
Attributable to equity holders of the Parent Company	**127,345,901**	**114,374,904**
Total	**1,315,525,957**	**1,231,409,088**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Income on March 31 *– In thousands of Reais*

	2019	2018
Revenue from financial intermediation	**34,887,737**	**32,232,127**
Loans (Note 9j)	18,916,602	16,669,718
Leases (Note 9j)	51,835	72,851
Operations with securities (Note 7g)	7,871,567	7,331,682
Financial income from insurance, pension plans and capitalization bonds (Note 7g)	6,285,944	9,074,226
Derivative financial instruments (Note 7g)	(906,219)	(1,689,421)
Foreign exchange contracts (Note 10a)	1,424,934	(98,572)
Reserve requirement (Note 8b)	1,138,681	915,561
Sale or transfer of financial assets	104,393	(43,918)
Expenses from financial intermediation	**21,958,175**	**18,985,067**
Retail and professional market funding (Note 15e)	9,640,411	9,734,119
Adjustment for inflation and interest on technical provisions for insurance, pension plans and capitalization bonds (Note 15e)	4,100,811	3,821,387
Borrowing and on-lending (Note 16c)	1,958,157	849,866
Allowance for loan losses (Notes 3g, 9g and 9h)	6,258,796	4,579,695
Gross income from financial intermediation	**12,929,562**	**13,247,060**
Other operating income (expenses)	**(5,424,855)**	**(5,486,230)**
Fee and commission income (Note 23)	6,380,275	6,035,809
Other fee and commission income	4,421,119	4,013,319
Income from banking fees	1,959,156	2,022,490
Retained premium from insurance, pension plans and capitalization bonds (Notes 3o and 20c)	18,041,320	17,551,922
Net written premiums earned	18,062,130	17,570,086
Reinsurance premiums paid	(20,810)	(18,164)
Variation in technical provisions for insurance, pension plans and capitalization bonds (Note 3o)	(7,089,080)	(7,691,410)
Retained claims (Note 3o)	(6,377,955)	(6,253,577)
Capitalization bond prize draws and redemptions (Note 3o)	(1,305,130)	(1,264,592)
Selling expenses from insurance, pension plans and capitalization bonds (Note 3o)	(779,752)	(827,081)
Payroll and related benefits (Note 24)	(4,970,799)	(4,635,373)
Other administrative expenses (Note 25)	(4,712,345)	(4,622,687)
Tax expenses (Note 26)	(1,592,636)	(1,510,122)
Share of profit (loss) of unconsolidated and jointly controlled companies (Note 12b)	286,561	427,845
Other operating income (Note 27)	1,632,602	1,683,928
Other operating expenses (Note 28)	(4,937,916)	(4,380,892)
Operating income	**7,504,707**	**7,760,830**
Non-operating income (loss) (Note 29)	**(97,695)**	**(209,938)**
Income before income tax and social contribution and non-controlling interests	**7,407,012**	**7,550,892**
Income tax and social contribution (Notes 33a and 33b)	**(1,545,091)**	**(3,023,446)**
Current income tax	(1,879,684)	(1,932,237)
Current Social Contribution	(991,716)	(1,171,740)
Deferred Tax	1,326,309	80,531
Non-controlling interests in subsidiaries	**(41,479)**	**(60,725)**
Net income	**5,820,442**	**4,466,721**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

***Statements of Changes in Shareholders' Equity** - In thousands of Reais*

Events	Capital	Capital reserves	Profit reserves		Asset valuation adjustments	Treasury shares	Retained earnings	Total
		Share premium	Legal	Statutory				
Balance on December 31, 2017	**59,100,000**	**11,441**	**7,540,016**	**42,361,997**	**1,884,536**	**(440,514)**	**-**	**110,457,476**
Capital increase with reserves	8,000,000	-	-	(8,000,000)	-	-	-	-
Asset valuation adjustments	-	-	-	-	639,233	-	-	639,233
Net income	-	-	-	-	-	-	4,466,721	4,466,721
Allocations:								
- Reserves	-	-	223,336	2,455,848	-	-	(2,679,184)	-
- Interest on Shareholders' Equity Paid	-	-	-	-	-	-	(1,787,537)	(1,787,537)
Balance on March 31, 2018	**67,100,000**	**11,441**	**7,763,352**	**36,817,845**	**2,523,769**	**(440,514)**	**-**	**113,775,893**
Balance on December 31, 2018	**67,100,000**	**11,441**	**8,494,263**	**45,194,107**	**761,572**	**(440,514)**	**-**	**121,120,869**
Capital increase with reserves	8,000,000	-	-	(8,000,000)	-	-	-	-
Asset valuation adjustments	-	-	-	-	1,794,358	-	-	1,794,358
Net income	-	-	-	-	-	-	5,820,442	5,820,442
Allocations:								
- Reserves	-	-	291,022	3,467,803	-	-	(3,758,825)	-
- Interest on Shareholders' Equity Paid and/or provisioned	-	-	-	-	-	-	(2,061,617)	(2,061,617)
Balance on March 31, 2019	**75,100,000**	**11,441**	**8,785,285**	**40,661,910**	**2,555,930**	**(440,514)**	**-**	**126,674,052**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statement of Added Value on March 31 - *In thousands of Reais*

Description	2019	%	2018	%
1 – Revenue	**34,821,091**	**244.0**	**33,176,043**	**237.2**
1.1) Financial intermediation	**34,887,737**	**244.4**	**32,232,127**	**230.5**
1.2) Fees and commissions	**6,380,275**	**44.7**	**6,035,809**	**43.2**
1.3) Allowance for loan losses	**(6,258,796)**	**(43.9)**	**(4,579,695)**	**(32.8)**
1.4) Other	**(188,125)**	**(1.3)**	**(512,198)**	**(3.7)**
2 – Financial intermediation expenses	**(15,699,379)**	**(110.0)**	**(14,405,372)**	**(103.0)**
3 – Inputs acquired from third-parties	**(3,736,915)**	**(26.2)**	**(3,650,952)**	**(26.1)**
Outsourced services	(1,152,180)	(8.1)	(1,137,730)	(8.1)
Data processing	(520,346)	(3.6)	(546,053)	(3.9)
Communication	(392,593)	(2.8)	(392,501)	(2.8)
Asset maintenance	(284,985)	(2.0)	(272,070)	(1.9)
Financial system services	(264,126)	(1.9)	(241,084)	(1.7)
Advertising and marketing	(229,537)	(1.6)	(228,117)	(1.6)
Security and surveillance	(183,203)	(1.3)	(193,925)	(1.4)
Transport	(185,578)	(1.3)	(185,474)	(1.3)
Material, water, electricity and gas	(165,345)	(1.2)	(158,266)	(1.1)
Travel	(65,064)	(0.5)	(57,765)	(0.4)
Other	(293,958)	(2.1)	(237,967)	(1.7)
4 – Gross value added (1-2-3)	**15,384,797**	**107.8**	**15,119,719**	**108.1**
5 – Depreciation and amortization	**(1,398,613)**	**(9.8)**	**(1,563,802)**	**(11.2)**
6 – Net value added produced by the entity (4-5)	**13,986,184**	**98.0**	**13,555,917**	**96.9**
7 – Value added received through transfer	**286,561**	**2.0**	**427,845**	**3.1**
Share of profit (loss) of unconsolidated and jointly controlled companies	286,561	2.0	427,845	3.1
8 – Value added to distribute (6+7)	**14,272,745**	**100.0**	**13,983,762**	**100.0**
9 – Value added distributed	**14,272,745**	**100.0**	**13,983,762**	**100.0**
9.1) Personnel	**4,394,453**	**30.8**	**4,114,252**	**29.4**
Salaries	2,315,473	16.2	2,045,003	14.6
Benefits	1,144,860	8.0	1,094,353	7.8
Government Severance Indemnity Fund for Employees (FGTS)	197,584	1.4	179,552	1.3
Other	736,536	5.2	795,344	5.7
9.2) Tax, fees and contributions	**3,714,073**	**26.0**	**5,054,689**	**36.1**
Federal	3,358,223	23.5	4,736,459	33.9
State	2,666	-	1,771	-
Municipal	353,184	2.5	316,459	2.3
9.3) Remuneration for providers of capital	**302,298**	**2.1**	**287,375**	**2.1**
Rental	301,961	2.1	286,568	2.0
Asset leases	337	-	807	-
9.4) Value distributed to shareholders	**5,861,921**	**41.1**	**4,527,446**	**32.4**
Interest on Shareholders' Equity Dividends paid and/or provisioned	2,061,617	14.4	1,787,537	12.8
Retained earnings	3,758,825	26.3	2,679,184	19.2
Non-controlling interests in retained earnings	41,479	0.3	60,725	0.4

The accompanying Notes are an integral part of these Consolidated Financial Statements.

***Consolidated Statement of cash flows accrued on March 31** - In thousands of Reais*

	2019	2018
Cash flow from operating activities:		
Income before income tax and social contribution and non-controlling interests	**7,407,012**	**7,550,892**
Adjustments to net income before income tax and social contribution	**5,459,520**	**14,076,488**
Effect of Changes in Exchange Rates in Cash and Cash equivalents	(218,371)	(167,514)
Allowance for loan losses	6,258,796	4,579,695
Depreciation and amortization	1,398,613	1,563,802
(Reversion)/Constitution Impairment losses of assets	(47,185)	192,122
Expenses/ reversal with civil, labor and tax provisions	704,175	1,080,374
Expenses with adjustment for inflation and interest on technical provisions for insurance, pension plans and capitalization bonds	4,100,811	3,821,387
Share of profit (loss) of unconsolidated and jointly controlled companies	(286,561)	(427,845)
(Gain)/loss on sale of fixed assets	(1,976)	19,543
(Gain)/loss on sale of foreclosed assets	93,353	161,489
Foreign exchange variation of assets and liabilities overseas/Other	(6,542,135)	3,253,435
Net income before taxes after adjustments	**12,866,532**	**21,627,380**
(Increase)/Decrease in interbank investments	1,149,380	1,406,357
(Increase)/Decrease in trading securities and derivative financial instruments	(6,633,348)	6,592,353
(Increase)/Decrease in interbank and interdepartmental accounts	(2,432,221)	(891,505)
(Increase)/Decrease in loans and leases	(16,834,358)	(7,045,883)
(Increase)/Decrease in insurance and reinsurance receivables and reinsurance assets	63,990	243,256
(Increase)/Decrease in other receivables and other assets	(16,435,703)	(11,359,869)
(Increase)/Decrease in reserve requirement - Central Bank	950,369	(4,099,677)
Increase/(Decrease) in deposits	(16,263,831)	6,451,233
Increase/(Decrease) in securities sold under agreements to repurchase	10,428,117	(4,583,552)
Increase/(Decrease) in borrowings and on-lending	3,013,803	(1,556,250)
Increase/(Decrease) in technical provisions for insurance, pension plans and capitalization bonds	(1,749,859)	757,297
Increase/(Decrease) in other liabilities	15,063,186	7,195,168
Increase/(Decrease) in deferred income	(9,534)	(39,990)
Income tax and social contribution paid	(3,521,553)	(3,424,500)
Net cash provided by/(used in) operating activities	**(20,345,030)**	**11,271,818**
Cash flow from investing activities:		
Maturity of and interest on held-to-maturity securities	3,005,524	1,525,629
Sale of/maturity of and interest on available-for-sale securities	45,691,930	17,909,776
Proceeds from sale of foreclosed assets	181,768	175,944
Sale of premises and equipment	344,292	196,248
Purchases of available-for-sale securities	(24,457,286)	(35,835,882)
Purchases of held-to-maturity securities	(3,357)	(97,389)
Purchase of premises and equipment	(690,753)	(658,920)
Intangible asset acquisitions	(491,496)	(263,263)
Dividends and interest on shareholders' equity received	253,637	422,596
Net cash provided by/(used in) investing activities	**23,834,259**	**(16,625,261)**
Cash flow from financing activities:		
Funds from securities issued	18,736,370	23,551,222
Settlement and Interest payments of Funds from issuance of securities	(11,291,791)	(18,169,821)
Settlement and Interest payments of subordinated debts	(716,486)	(4,974,473)
Interest on Shareholders' Equity Paid	(4,388,804)	(4,487,310)
Non-controlling interest	(35,140)	(25,115)
Net cash provided by/(used in) financing activities	**2,304,149**	**(4,105,497)**
Net increase/(decrease) in cash and cash equivalents	**5,793,378**	**(9,458,940)**
Cash and cash equivalents - at the beginning of the period	110,225,630	156,054,442
Effect of Changes in Exchange Rates in Cash and Cash equivalents	218,371	167,514
Cash and cash equivalents - at the end of the period	116,237,379	146,763,016
Net increase/(decrease) in cash and cash equivalents	**5,793,378**	**(9,458,940)**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Index of Notes to the Consolidated Financial Statements

The accompanying Notes are an integral part of these Consolidated Financial Statements are distributed as follow:

Notes to the Consolidated Financial Statements

1) OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company and universal bank that, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. The Bank is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leases, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco Organization (Organization), working together in an integrated manner in the market.

2) PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

Bradesco's consolidated financial statements include the financial statements for Bradesco, its foreign branches and subsidiaries, in Brazil and overseas and SPEs (Special Purpose Entities) and investment funds of which the Organization's companies are the main beneficiaries or holders of the principal obligations, as established by Technical Pronouncement CPC 36 (R3), "Consolidation". These financial statements were prepared in conformity with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (Bacen), and are in conformity with accounting guidelines included in Laws No. 4,595/64 (Brazilian Financial System Law) and No. 6,404/76 (Brazilian Corporate Law), including amendments introduced by Laws No. 11,638/07 and No. 11,941/09, as they relate to the accounting for operations, complemented by the rules and instructions of the National Monetary Council (CMN), Bacen, Brazilian Securities and Exchange Commission (CVM), and where applicable, National Private Insurance Council (CNSP), Insurance Superintendence (SUSEP) and National Supplementary Healthcare Agency (ANS). The financial statements of the lease companies included in the consolidated financial statements were prepared using the financial method, considering the reclassification of Fixed Assets for Leasing to the account of Lease, deducted of the anticipated residual value.

Management states that it has disclosed all relevant information in the consolidated financial statements of Bradesco and that the accounting practices have been applied in a consistent manner in all years presented.

For the preparation of these consolidated financial statements, the intercompany transactions, balances of equity accounts, revenue, expenses and unrealized profits were eliminated and net income and shareholders' equity attributable to the non-controlling interests were accounted for in a separate line. Goodwill on the acquisition of investments in associates, subsidiaries or jointly controlled companies is presented in the investments and intangible assets lines (Note 14a). The foreign exchange variation from foreign branches and investments is presented in the statement of income accounts used for changes in the value of the derivative financial instrument and borrowing and on-lending operations. These effects are offsetted by the results obtained by the financial instruments used to protect the effects of the exchange variation produced by our investments abroad.

The financial statements include estimates and assumptions, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity securities and non-financial assets; the calculation of technical provisions for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets. Actual results may differ from those based on estimates and assumptions.

Bradesco's consolidated financial statements were approved by the Board of Directors on April 24, 2019.

Notes to the Consolidated Financial Statements

Below are the significant directly and indirectly owned companies and investment funds included in the consolidated financial statements:

	On March 31		
	Activity	Equity interest	
		2019	2018
Financial Sector – Brazil			
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%
Banco Alvorada S.A. (1)	Banking	100.00%	99.99%
Banco Bradescard S.A.	Cards	100.00%	100.00%
Banco Bradesco BBI S.A.(2)	Investment bank	99.96%	99.85%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%
Banco Losango S.A.	Banking	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leases	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A. (3)	Exchange Broker	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%
Kirton Bank Brasil S.A.	Banking	100.00%	100.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%
Financial Sector – Overseas			
Cidade Capital Markets Ltd. (4)	Banking	100.00%	100.00%
Banco Bradesco Europa S.A. (4)	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (4) (5)	Banking	100.00%	100.00%
Banco Bradesco S.A. New York Branch (4)	Banking	100.00%	100.00%
Bradesco Securities, Inc. (4)	Brokerage	100.00%	100.00%
Bradesco Securities, UK. Limited (4)	Brokerage	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (4)	Brokerage	100.00%	100.00%
Cidade Capital Markets Ltd. (4)	Banking	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (6)	Cards	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil			
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%
Bradesco Seguros S.A. (7)	Insurance	99.96%	100.00%
Bradesco Vida e Previdência S.A.	Pension plan/Insurance	100.00%	100.00%
Kirton Capitalização S.A. (8)	Capitalization bonds	-	100.00%
Kirton Seguros S.A. (8)	Insurance	-	98.54%
Kirton Vida e Previdência S.A. (8)	Pension plan/Insurance	-	100.00%
Odontoprev S.A. (9)	Dental care	50.01%	50.01%
Insurance - Overseas			
Bradesco Argentina de Seguros S.A. (4) (9)	Insurance	99.98%	99.98%
Other Activities - Brazil			
Andorra Holdings S.A.	*Holding*	100.00%	100.00%
Bradseg Participações S.A.	*Holding*	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	100.00%	100.00%
Bradesplan Participações Ltda. (10)	*Holding*	-	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%
Columbus Holdings S.A.	*Holding*	100.00%	100.00%
Nova Paiol Participações Ltda.	*Holding*	100.00%	100.00%
União Participações Ltda. (11)	*Holding*	-	100.00%
Other Activities - Overseas			
Bradesco North America LLC (4)	Services	100.00%	100.00%

Notes to the Consolidated Financial Statements

	Activity	On March 31	
		Equity interest	
		2019	2018
Investment Funds (12)			
Bradesco FI RF Master II Previdência	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. R.F. VGBL F10	Investment Fund	100.00%	100.00%
Bradesco F.I. Referenciado DI Performance	Investment Fund	100.00%	100.00%
Bradesco FI RF Master Previdência	Investment Fund	100.00%	100.00%
Bradesco FI RF Máster Previdencia	Investment Fund	100.00%	100.00%
Bradesco FI Referenciado DI Master	Investment Fund	100.00%	100.00%
Bradesco Private FICFI RF PGBL/VGBL Ativo	Investment Fund	100.00%	100.00%
Bradesco FI Referenciado DI União	Investment Fund	98.52%	99.46%
Bradesco Private FIC de FI RF PGBL/VGBL Ativo-F 08 C	Investment Fund	100.00%	100.00%
Bradesco F.I.C. R.F. VGBL FIX	Investment Fund	100.00%	100.00%

(1) In December 2018 there was acquisition of shares held by a minority shareholder;
(2) In May 2018, there was acquisition of shares held by minority shareholders by Banco Bradesco S.A.;
(3) In November 2018, there was a change in the corporate name of Bradesco-Kirton Corretora de Títulos e Valores Mobiliários S.A. to Bradesco-Kirton Corretora de Câmbio S.A.;
(4) The functional currency of these companies abroad is the Real;
(5) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;
(6) The functional currency of this company is the Mexican Peso;
(7) Reduction in participation due to the merger of Kirton Seguros S.A through the exchange of minority shares;
(8) Companies merged in June, 2018, by their respective counterparts (Bradesco Seguros S.A., Bradesco Capitalização S.A. and Bradesco Vida e Previdência S.A.);
(9) Accounting information used with date lag of up to 60 days;
(10) Company merged in October 2018 by the company Nova Paiol Participações Ltda.;
(11) Company merged in November 2018 by the company Nova Paiol Participações Ltda.; and
(12) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

3) SIGNIFICANT ACCOUNTING PRACTICES

a) Functional and presentation currencies

Consolidated financial statements are presented in Brazilian reais, which is also Bradesco's functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore, assets, liabilities and profit or loss are translated into Brazilian reais using the appropriate currency exchange rate, to comply with accounting practices adopted in Brazil. Foreign currency translation gains and losses arising are recognized in the period's statement of income in the lines "Derivative Financial Instruments" and "Borrowing and On-lending".

b) Income and expense recognition

Income and expenses are recognized on an accrual basis in order to determine the net income for the period to which they relate, regardless of when the funds are received or paid.

Fixed rate contracts are recognized at their redemption value with the income or expense relating to future periods being recognized as a deduction from the corresponding asset or liability. Finance income and costs are recognized daily on a pro-rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Floating rate and foreign-currency-indexed contracts are adjusted for interest and foreign exchange rates applicable at the reporting date.

Insurance and coinsurance premiums, net of premiums paid for coinsurance and related commissions, are recognized upon the issue of the related policies/certificates/endorsements and invoices, or upon the beginning of the exposure to risk in cases in which the risk begins before the policy issuance, and is recognized on a straight-line basis over the policies' effective period through the upfront recognition and subsequent reversal through the statement of income of the unearned premium reserve and the deferred acquisition costs. Revenues from premiums and the corresponding deferred acquisition costs, relating to existing risk for which no policy has been issued,

Notes to the Consolidated Financial Statements

are recognized in the statement of income at the beginning of the risk exposure, based on estimated figures.

The health insurance premiums are recognized in the premiums (results) account or provision for unearned premiums/considerations (PPCNG), according to the period of coverage of contracts in force on the reporting date.

Income and expenses arising from Mandatory Insurance For Personal Injury Caused by Motor Vehicles (DPVAT) insurance operations are recognized based on information provided by Seguradora Líder dos Consórcios do Seguro DPVAT S.A.

Accepted coinsurance and retrocession operations are recognized based on the information received from other insurers and IRB - Brasil Resseguros S.A. (IRB), respectively.

Reinsurance operations are recognized based on the premium and claims information provided, which is subject to the analysis of the re-insurers. The deductions of reinsurance premiums granted are consistent with the recognition of the corresponding insurance premium and/or terms of the reinsurance contract.

The acquisition costs related to the insurance commission are deferred and appropriated to the income in proportion to the recognition of the premium earned.

Contributions and agency fees are deferred and recognized in the statement of income on a straight-line basis over a period of 24 months for health insurance operations, and 12 months for other operations.

Pension plan contributions and life insurance premiums with survival coverage are recognized in the statement of income as they are received.

The management fee income is appropriated to the income on an accrual basis, according to contractually established rates.

Revenue from capitalization bonds is recognized in the month in which they are issued, according to the types of collection, which may be in monthly payments or in a single payment. Each security has a nominal value, which is indexed to the Reference Rate (TR) and interest rates defined in the plan. Technical provisions are recognized when the respective revenues are recognized.

The revenues arising from unclaimed and expired capitalization bonds (securities and non-redeemed draws) are recognized after the prescription period, that is, until November 2003, up to 20 years and five years after this date as established by law. The expenses related to commercialization of capitalization bonds are classified as "Acquisition Costs" and are recognized in the statement of income as incurred.

c) Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, from the time of the acquisition, which are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 5.

d) Interbank investments

Securities purchased under agreements to resell are stated at their fair value. All other interbank investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 6.

Notes to the Consolidated Financial Statements

e) Securities – Classification

- Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recognized at cost, plus income earned and adjusted to fair value with changes recognized in the Statement of Income for the period;

- Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recognized at cost, plus income earned, which is recognized in profit or loss in the period and adjusted to fair value with changes recognized in shareholders' equity, net of tax, which will be transferred to the Statement of Income only when effectively realized; and

- Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recognized at cost, plus income earned recognized in the Statement of Income for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders' quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and segmentation of securities are presented in Note 7.

f) Derivative financial instruments (assets and liabilities)

Derivative financial instruments are designed to meet the Company´s own needs to manage Bradesco´s global exposure, as well to meet customer requests, in order to manage its positions.

The transactions are recorded at their fair value considering the mark-to-market methodologies adopted by Bradesco, and their adjustment can be recorded in the statement of income or equity, depending on the classification as accounting hedge (and the category of accounting hedge) or as an economic hedge.

Derivative financial instruments used to mitigate the risks of exposures in currencies, indexes, prices, rates or indexes are considered as hedge instruments, whose objectives are: (i) to ensure exposures remain with risk limits; (ii) change, modify or reverse positions due to market changes and operational strategies; and (iii) reduce or mitigate exposures of transactions in inactive markets, under stress or low liquidity conditions.

Instruments designated for hedge accounting purposes are classified according to their nature in:

- Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recognized in the Statement of Income;

- Cash flow hedge: the effective portion of valuation or devaluation of the financial instruments classified in this category is recognized, net of taxes, in a specific account in shareholders' equity. The ineffective portion of the hedge is recognized directly in the Statement of Income; and

- Hedge of net investment in foreign operations - the financial instruments classified in this category are intended to hedge the exchange variation of investments abroad, whose functional currency is different from the national currency, and are accounted for in accordance with the accounting procedures applicable to the hedge category of cash flow, that is, with the effective portion recognized in shareholders' equity, net of tax effects, and the non-effective portion recognized in income for the period.

Notes to the Consolidated Financial Statements

For derivatives classified in the hedge accounting category, there is a follow-up of: (i) strategy effectiveness, through prospective and retrospective effectiveness tests, and (ii) mark-to-market of hedge instruments.

A breakdown of amounts included as derivative financial instruments, in the statement of financial position and off-balance-sheet accounts, is disclosed in Note 7.

g) Loans and leases, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loans and leases, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2,682/99, which requires risk ratings to have nine levels, from "AA" (minimum risk) to "H" (maximum risk) considering, among other things, the delay levels (as described in table below); and (ii) Management's assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to contract, debtors and guarantors.

Past-due period (1)	Customer rating
• from 15 to 30 days	B
• from 31 to 60 days	C
• from 61 to 90 days	D
• from 91 to 120 days	E
• from 121 to 150 days	F
• from 151 to 180 days	G
• more than 180 days	H

(1) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

Interest and inflation adjustments on past-due transactions are only recognized in the Income Statement up to the 59th day that they are past due. As from the 60th day, they are recognized in off-balance sheet accounts and are only recognized in the Income Statement when received.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

Renegotiated loans are maintained at least at the same rating in which they were classified on the date of renegotiation.

Renegotiations of loans that had already been written-off against the allowance and that were recognized in off-balance-sheet accounts, are rated as level "H" and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the loan or when new material facts justify a change in the level of risk, the loan may be reclassified to a lower risk category.

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, according to CMN and Bacen standards and instructions, together with Management's assessment of the credit risk.

The classification of the generally loans to the same economic client or group is defined as the one that presents the highest risk. In exceptional cases, different ratings for a particular loan are accepted according to the nature, value, purpose of the loan and characteristics of the guarantees.

Type, values, terms, levels of risk, concentration, economic sector of client's activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 9.

h) Income tax and social contribution (assets and liabilities)

Deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recognized in "Other Receivables - Sundry" and the deferred tax liabilities on tax differences in lease asset depreciation (applicable only for income tax), fair value adjustments on

Notes to the Consolidated Financial Statements

securities, inflation adjustment of judicial deposits, among others, are recognized in “Other Liabilities - Tax and Social Security”.

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recognized based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, for companies considered as such and for the insurance industry, the social contribution on the profit was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15 and the rate is 15% again as from January 2019. For the other companies, the social contribution is calculated considering the rate of 9%.

Provisions were recognized for other income tax and social contribution in accordance with specific applicable legislation.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecognized deferred tax assets, is presented in Note 33.

i) Prepaid expenses

Prepaid expenses consist of funds already disbursed for future benefits or services, which are recognized in the profit or loss on an accrual basis.

Incurred costs relating to assets that will generate revenue in subsequent periods are recognized in the Statement of Income according to the terms and the amount of expected benefits and directly recognized in the Statement of Income when the corresponding assets or rights are no longer part of the institution’s assets or when future benefits are no longer expected.

In the case of the remuneration paid for the origination of credit operations or leases to the banking correspondents related to credit operations originated during 2015 and 2016, Bradesco opted to recognize part of the total value of compensation, pursuant to the provisions of Bacen Circular Letter No. 3,738/14. As from 2017, the remuneration mentioned is fully recognized as an expense.

Prepaid expenses are shown in detail in Note 11b.

j) Investments

Investments in unconsolidated companies, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, and jointly controlled companies, are accounted for using the equity method.

Tax incentives and other investments are stated at acquisition cost, less impairment, when applicable.

The composition of unconsolidated and jointly controlled companies, as well as other investments, are disclosed in Note 12.

k) Premises and equipment

Relates to the tangible assets used by the Bank in its activities.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets’ estimated economic useful life, using the following rates: real estate – 4% per annum; installations, furniture, equipment for use, security systems and communications – 10% per annum; transport systems – 10% to 20% per annum; and data processing systems – 20% to 40% per annum, and adjusted for impairment, when applicable.

Notes to the Consolidated Financial Statements

The breakdown of asset costs and their corresponding depreciation, as well as the unrecognized surplus value for real estate and the fixed asset ratios, is disclosed in Note 13.

l) Intangible assets

Relates to the right over intangible assets used by the Bank in its activities.

Intangible assets comprise:

- Future profitability/acquired client portfolio and acquisition of right to provide banking services: they are recognized and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable; and

- Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software's estimated useful life, considering the expected future economic benefits.

Intangible assets and the movement in these balances by class are presented in Note 14.

m) Impairment

Financial and non-financial assets are tested for impairment.

Objective evidence of impairment may comprise the non-payment or payment delay by the debtor, possible bankruptcy process or the significant or extended decline in an asset value.
An impairment loss of a financial or non-financial asset is recognized in the profit or loss for the period if the carrying amount of an asset or cash-generating unit exceeds its recoverable value.

n) Deposits and funds obtained in the open market

These are recognized at the value of the liabilities and include, when applicable, related interest accrued at the end of the reporting period, calculated on a daily pro-rata basis.

The composition of the securities recorded in deposits and funds obtained in the open market, as well as their maturities and amounts recorded in equity and income accounts, are presented in Note 15.

o) Technical provisions relating to insurance, pension plans and capitalization bonds

- Damage, health and group insurance lines, except life insurance with survival coverage (VGBL):

  - The unearned premium reserve (PPNG) is calculated on a daily pro-rata basis, using premiums net of coinsurance, including amounts ceded through reinsurance, and is comprised of the portion corresponding to the remaining period of coverage, except for health and personal insurance. The portion of these reserves corresponding to the estimate for risks in effect but not yet contracted is designated 'PPNG-RVNE';

  - The unearned premium/payments reserve (PPCNG) is calculated on a daily pro-rata basis based on the portion of health insurance premiums corresponding to the remaining period of coverage, of the currently effective contracts;

  - The mathematical reserve for unvested benefits (PMBaC) whose calculation methodology considers, the difference between the current value of future benefits and the current value of future contributions, on obligations already assumed by Bradesco;

  - For health insurance, the Mathematical Reserve for Benefits to be Granted (PMBaC) uses a discount rate of 4% per annum. It considers the payment of premiums until the death of the

Notes to the Consolidated Financial Statements

insured and, from this moment, the costs related to the coverage of dependents who remain in the plan for five further years without payment of premiums;

- For health insurance, the mathematical reserve of benefits granted (PMBC) is constituted by the obligations arising from the contractual clauses of remittance of installments, regarding the coverage of health assistance and by the premiums paid by insured participating in the Bradesco Saúde Insurance Plan - "GBS Plan" considering a discount rate of 4% per annum;

- The reserve for events incurred but not reported (PEONA) is calculated from the final estimate of claims already incurred and still not reported, based on the run-off triangles, monthly that consider the historical development of claims advised in the last 12 months for health insurance and last 18 months for dental care to establish a future projection per period of occurrence;

- For Car insurance, and other Elementary Loans, the IBNR and IBNER provisions are recorded, the purpose of which is to guarantee the payment of claims incurred, but which the Insurer is not yet aware of for lack of notice, and also cover variations in estimated amounts to pay those already notified;

- For life insurance, the provision of ‘incurred but not reported claims (IBNR) is calculated based on semi-annual run-off triangles, which consider the historical development of claims paid and outstanding in the prior 10 semesters, to establish a future projection per period of occurrence; A residual cause study is performed to forecast the claims reported after 10 semesters that the event occurred;

- The reserve for unsettled claims (PSL), for health insurance, considers all claim notifications received up to the end of the reporting period, and includes all claims in litigation and related costs, updated monetarily;

- The provision for outstanding claims (PSL) for personal insurance considers the expected amounts to be settled from all claims notices received up to the reporting date. The provision covers administrative and judicial claims indexed to inflation and with interest in the event of judicial claims;

- For non-life insurance, the reserve for unsettled claims (PSL) is determined based on the indemnity payment estimates, considering all administrative and judicial claims existing at the reporting date, restated monetarily and with interest in case of judicial claims, net of the expected payments to be received;

- The technical surplus reserve (PET) corresponds to the difference between the expected value and the observed value for events occurred in the period for insurance of policyholders with a clause of participation in the technical surplus;

- The reserve for related expenses (PDR) for insurance of persons is recognized to cover expenses related to estimated claims and benefits for products structured in self-funding and partially regimes, the reserve covers claims incurred. For plans structured under a capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future;

- For damage insurance, the reserve for related expenses is (PDR) calculated on a monthly basis to cover the expenses related to indemnity payment, and it covers the expenses allocated individually to each claim, as well as expenses related to claims that have not been itemized, that is, those at the level of the portfolio;

- The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

- The complementary reserve for coverage (PCC) for damage insurance shall be recorded when there is an insufficiency in the technical provisions, as calculated in the Liability Adequacy Test

Notes to the Consolidated Financial Statements

(LAT), pursuant to the determinations specified in the regulations in force. As of the base date, there is no need to record complementary reserve for coverage;

- The complementary reserve for coverage (PCC) for life insurance, refers to the amount necessary to complement technical provisions, as calculated in the liability adequacy test (LAT). The LAT, which is prepared semiannually using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, adjusted as per longevity development criteria in compliance with the last versions disclosed (improvement), claims, administrative and operating expenses and forward interest rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy. The LAT result must be offset by the amount of the difference between the market value and the book value of the collateralized securities of technical provisions classified as "held to maturity", as required by SUSEP Circular 543/16;

- The other technical provisions for damage insurance correspond to the provision for administrative expenses (PDA) arising from Personal Injury Caused by Motor Vehicles (DPVAT) insurance operations; and

- Other technical provisions are recognized for the individual health portfolio to address the differences between the expected present value of future premiums and the expected present value of indemnities and related expenses, using an annual discount rate of 4% per annum.

- Pension plans and life insurance with survival coverage (VGBL):

  - The unearned premium reserve (PPNG) is calculated on a daily prorated basis using net contributions, and is comprised of the portion corresponding to the remaining period of coverage. The portion of these reserves corresponding to the estimate for risks covered but not yet issued (is designated PPNG-RVNE);

  - The mathematical reserve for unvested benefits (PMBaC) is recognized for participants of pension plans and life insurance with survival coverage who have not yet received any benefit. In defined benefit pension plans, the reserve represents the difference between the present value of future benefits and the present value of future contributions, corresponding to obligations in the form of retirement, disability, pension and annuity plans. For defined contribution plans, shows the value of participant contributions, net of costs and other contractual charges, plus income from investment in specially constituted investment funds (FIEs);

  - The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

  - The mathematical reserve for vested benefits (PMBC), calculated using actuarial estimates based on the relevant data of the plan participants, is recognized for participants already receiving benefits and corresponds to the present value of future obligations related to the payment of those on-going benefits;

  - The complementary reserve for coverage (PCC) refers to the amount necessary to complement technical provisions, as calculated in the liability adequacy test (LAT). The LAT, which is prepared semi-annually using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, adjusted as per longevity development criteria in compliance with the last versions disclosed (improvement), claims, administrative and operating expenses and forward interest rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy. The adequacy test result must be offset by the portion corresponding to the difference between the market value and the book value of the linked securities as collateral for technical provisions classified as "held to maturity", as required by SUSEP Circular 543/16;

Notes to the Consolidated Financial Statements

- The reserve for related expenses (PDR) is recognized to cover expenses related to estimated claims and benefits, for products structured in self-funding and partially regimes. For plans structured under a capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future. The projections are performed through the liability adequacy test (LAT);

- The reserve for financial surplus (PEF) corresponds to the financial income exceeding the minimum assured profitability, transferred to contracts with a financial surplus participation clause;

- The provision for claims incurred but not reported (IBNR) is calculated based on semi-annual run-off triangles, which consider the historical development of claims paid and outstanding in the last 16 semesters for the creation of a new future projection by period of occurrence.

- The reserve for unsettled claims (PSL) considers the expected values to be settled from all loss notices received up to the end of the reporting period. The provision covers administrative and judicial claims and is adjusted for inflation and with interest in the case of judicial claims; and

- The financial charges credited to technical provisions, and the recording and/or reversal of the financial surplus, are classified as financial expenses, and are presented under "Financial income from insurance, pension plans and capitalization bonds".

• Capitalization bonds:

- The mathematical reserve for capitalization bond (PMC) is recognized for each active or suspended capitalization bond over the term set forth in the general conditions of the plan, and is calculated using the capitalization percentage, applicable to each of the payments made, plus the monthly accrual calculated using the inflation index and the interest rate established in the plan until the bond is redeemed or canceled;

- The reserve for redemption (PR) comprises the values of matured and early-terminated capitalization bonds and is calculated by updating the balance of bonds whose terms have expired or canceled using the inflation index until the holder receives the redemption payment;

- The reserve for draws to be made (PSR) is constituted to cover the prizes to be paid in future sweepstakes. The calculation methodology consists of the projection of the expected present value of the expenses of future draws and compared to the projection of the expected present value of the installments referring to the future receipts from the capitalization bonds;

- The reserve for draws payable (PSP) consists of the value of unpaid prize draw amounts, adjusted for inflation for the period between the date of the drawing and its effective settlement; and

- The reserve for administrative expense (PDA) is recognized to cover the cost for maintaining capitalization bonds. For the calculation, the present value of the expected future administrative expenses is projected and compared to present value of the projected loading fees on future installments of the bonds.

Technical provisions shown by account, product and segment, as well as amounts and details of plan assets covering these technical provisions, are shown in Note 20.

p) Provisions, contingent assets and liabilities and legal obligations – tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25, approved by CMN Resolution No. 3,823/09 and CVM Resolution No. 594/09 and according to Circular Letter No. 3,429/10, which are:

Notes to the Consolidated Financial Statements

- Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, and it is considered virtually certain that cash inflows will flow to Bradesco. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

- Provisions: these are recognized taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever the Organization has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and when the amount can be reliably measured;

- Contingent Liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses should only be disclosed in the notes when relevant. Obligations deemed remote are not recognized as a provision nor disclosed; and

- Legal Obligations: Provision for Tax Risks: results from judicial proceedings in which Bradesco is contesting the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recognized, by type, are presented in Note 17.

q) Funding expenses

Expenses related to funding transactions involving the issuance of securities reduce the corresponding liability and are recognized in the profit or loss over the term of the transaction, according to Notes 15c and 18.

r) Post-employment benefits

Defined Contribution Plans

Bradesco and its subsidiaries sponsor supplementary pension plans for their employees and Management. Contributions for these pension plans are recognized as expenses in the Income Statement when they are incurred. Once the contributions are paid, the Organization, in the capacity of employer, has no obligation to make any additional payment.

Defined Benefit Plans

The Organization’s net obligation, in relation to the defined benefit plans, arises exclusively from institutions acquired and the plans are calculated separately for each plan, estimating the defined future benefit that the employees they will be entitled to post-employment leave when they leave the Organization or when they retire.

Bradesco’s net obligation for defined benefit plans is calculated on the basis of an estimate of the value of future benefits that employees receive in return for services rendered in the current and prior periods. This value is discounted to its present value and is presented net of the fair value of any assets of the plan.

The calculation of the obligation of the defined benefit plan is performed annually by a qualified actuary using the projected unit credit method as required by the standard accounting.

The recalculations of the net obligation, which include the actuarial gains and losses, the return of the assets of the plan different from expectation (excluding interest) and the effect of the cap of the asset (if any, excluding interest), are recognized immediately in other comprehensive results.

Notes to the Consolidated Financial Statements

The net interest and other costs related to the defined benefit plans are recognized in the result.

s) Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and inflation and exchange variations (on a daily prorated basis), less provision for losses, when deemed appropriate. Liabilities are stated at known or measurable amounts, including related charges and inflation and exchange variations (on a daily prorated basis).

t) Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

- Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

- Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 34.

Notes to the Consolidated Financial Statements

4) MANAGERIAL STATEMENTS OF FINANCIAL POSITION AND STATEMENT OF INCOME BY OPERATING SEGMENT

a) Reconciliation of the Statement of Financial Position and Statement of Income – Accounting *vs.* Managerial

Management uses a variety of information, including those from financial statements, prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, prepared by consolidation criteria that differ in part from the criteria of CPC 36, as described in Note 2.

The main differences of consolidation criteria are shown below, through the Reconciliation of the Statements of Financial Position and the Statements of Income – Accounting *vs.* Managerial:

	On March 31 - R$ thousand							
	2019				2018			
	Accounting Statement of Financial Position	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position	Accounting Statement of Financial Position	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position
Assets								
Current and long-term assets	**1,285,577,092**	**9,128,507**	**64,338,184**	**1,359,043,783**	**1,201,306,897**	**9,450,412**	**63,637,113**	**1,274,394,422**
Cash and due from banks	17,831,838	249,262	(12,911)	18,068,189	17,807,399	290,667	-	18,098,066
Interbank investments	110,877,933	(173,351)	(36,071)	110,668,511	140,870,167	(282,935)	(3,625)	140,583,607
Securities and derivative financial instruments	560,685,336	5,028,759	64,596,245	630,310,340	516,559,089	5,597,980	63,679,505	585,836,574
Interbank and interdepartmental accounts	87,570,128	-	-	87,570,128	72,287,341	-	-	72,287,341
Loans and leases	356,136,303	607,818	-	356,744,121	325,300,203	462,093	-	325,762,296
Allowance for Loan Losses (ALL)	(36,875,880)	(111,326)	-	(36,987,206)	(35,669,215)	(93,303)	-	(35,762,518)
Other receivables and assets	189,351,434	3,527,345	(209,079)	192,669,700	164,151,913	3,475,910	(38,767)	167,589,056
Permanent Assets	**29,948,865**	**(563,870)**	**-**	**29,384,995**	**30,102,191**	**(654,494)**	**-**	**29,447,697**
Investments	7,785,671	(5,601,337)	-	2,184,334	8,003,779	(5,870,189)	-	2,133,590
Premises and equipment	8,771,824	258,235	-	9,030,059	7,811,648	182,780	-	7,994,428
Intangible assets	13,391,370	4,779,232	-	18,170,602	14,286,764	5,032,915	-	19,319,679
Total	**1,315,525,957**	**8,564,637**	**64,338,184**	**1,388,428,778**	**1,231,409,088**	**8,795,918**	**63,637,113**	**1,303,842,119**

Notes to the Consolidated Financial Statements

	On March 31 - R$ thousand							
	2019				2018			
	Accounting Statement of Financial Position	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position	Accounting Statement of Financial Position	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position
Liabilities								
Current and long-term liabilities	**1,187,810,080**	**7,466,651**	**64,338,184**	**1,259,614,915**	**1,116,664,441**	**7,696,908**	**63,637,113**	**1,187,998,462**
Deposits	326,035,069	(206,796)	846,000	326,674,273	271,658,595	(267,476)	-	271,391,119
Securities sold under agreements to repurchase	201,339,994	-	65,203,575	266,543,569	228,883,992	(2,289)	67,048,200	295,929,903
Funds from Issuance of Securities	157,506,810	-	-	157,506,810	142,589,826	-	-	142,589,826
Interbank and interdepartmental accounts	23,175,240	348,747	-	23,523,987	25,777,547	815,563	-	26,593,110
Borrowing and on-lending	57,865,201	2,188,937	(109,863)	59,944,275	47,734,757	2,317,144	-	50,051,901
Derivative financial instruments	18,173,162	11,823	(192,317)	17,992,668	18,277,419	-	(1,213,470)	17,063,949
Technical provisions for insurance, pension plans and capitalization bonds	261,106,159	-	-	261,106,159	251,231,251	-	-	251,231,251
Other liabilities	142,608,445	5,123,940	(1,409,211)	146,323,174	130,511,054	4,833,966	(2,197,617)	133,147,403
Deferred income	**369,976**	**-**	**-**	**369,976**	**369,743**	**-**	**-**	**369,743**
Non-controlling interests in subsidiaries	**671,849**	**1,097,986**	**-**	**1,769,835**	**599,011**	**1,099,010**	**-**	**1,698,021**
Shareholders' equity	**126,674,052**	**-**	**-**	**126,674,052**	**113,775,893**		**-**	**113,775,893**
Total	**1,315,525,957**	**8,564,637**	**64,338,184**	**1,388,428,778**	**1,231,409,088**	**8,795,918**	**63,637,113**	**1,303,842,119**

	Three months ended on March 31 - R$ thousand							
	2019				2018			
	Accounting Statement of Income	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Income	Accounting Statement of Income	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Income
Revenue from financial intermediation	34,887,737	180,958	409,001	35,477,696	32,232,127	283,606	(186,556)	32,329,177
Expenses from financial intermediation	(15,699,379)	(24,926)	(1,039,653)	(16,763,958)	(14,405,372)	(27,329)	(613,402)	(15,046,103)
Financial margin	**19,188,358**	**156,032**	**(630,652)**	**18,713,738**	**17,826,755**	**256,277**	**(799,958)**	**17,283,074**
Allowance for loan losses	(6,258,796)	(33,481)	-	(6,292,277)	(4,579,695)	(19,757)	-	(4,599,452)
Gross income from financial intermediation	**12,929,562**	**122,551**	**(630,652)**	**12,421,461**	**13,247,060**	**236,520**	**(799,958)**	**12,683,622**
Income from insurance, pension plans and capitalization bonds	2,489,403	1,723	-	2,491,126	1,515,262	-	-	1,515,262
Fee and commission income	6,380,275	1,031,536	588,811	8,000,622	6,035,809	1,130,873	668,384	7,835,066
Personnel expenses	(4,970,799)	(186,813)	-	(5,157,612)	(4,635,373)	(193,837)	-	(4,829,210)
Other administrative expenses	(4,712,345)	(344,770)	31,262	(5,025,853)	(4,622,687)	(218,533)	31,064	(4,810,156)
Tax expenses	(1,592,636)	(132,989)	-	(1,725,625)	(1,510,122)	(160,607)	-	(1,670,729)
Share of profit (loss) of unconsolidated and jointly controlled companies	286,561	(238,657)	-	47,904	427,845	(400,680)	-	27,165
Other operating income / expenses	(3,305,314)	(125,995)	10,579	(3,420,730)	(2,696,964)	(192,866)	100,510	(2,789,320)
Operating income	**7,504,707**	**126,586**	**-**	**7,631,293**	**7,760,830**	**200,870**	**-**	**7,961,700**
Non-operating income	(97,695)	(233)	-	(97,928)	(209,938)	(4,682)	-	(214,620)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(1,586,570)	(126,353)	-	(1,712,923)	(3,084,171)	(196,188)	-	(3,280,359)
Net income	**5,820,442**	**-**	**-**	**5,820,442**	**4,466,721**	**-**	**-**	**4,466,721**

(1) Refers to the effects of the consolidation adjustments arising from the undertakings consolidated proportionally (Grupo Cielo, Grupo Alelo, Crediare, etc.) for managerial purposes; and

(2) Refers primarily to the effects of the consolidation adjustments arising from the "non-consolidation" of the exclusive funds.

Notes to the Consolidated Financial Statements

b) Statement of financial position and statements of income by segment – Managerial

In accordance with CPC 22, the managerial information, hereinafter, was prepared based on reports available to the Management to evaluate the performance and make decisions regarding the allocation of resources for investments and other purposes.

On March 31 - R$ thousand

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Accounting Statement of Financial Position
	Brazil	Overseas	Brazil	Overseas			
Assets							
Current and long-term assets	**1,009,447,120**	**120,583,028**	**301,380,738**	**28,398**	**5,336,783**	**(77,732,284)**	**1,359,043,783**
Cash and due from banks	15,115,794	2,768,516	302,533	6,364	197,172	(322,190)	18,068,189
Interbank investments	108,352,032	2,316,479	-	-	-	-	110,668,511
Securities and derivative financial instruments	324,822,359	15,544,062	290,478,472	1,939	4,432,478	(4,968,970)	630,310,340
Interbank and interdepartmental accounts	87,570,128	-	-	-	-	-	87,570,128
Loans and leases	320,920,988	101,143,732	-	-	-	(65,320,599)	356,744,121
Allowance for Loan Losses (ALL)	(33,967,916)	(3,019,290)	-	-	-	-	(36,987,206)
Other receivables and assets	186,633,735	1,829,529	10,599,733	20,095	707,133	(7,120,525)	192,669,700
Permanent assets	**119,872,763**	**33,266**	**6,856,469**	**2,461**	**308,658**	**(97,688,622)**	**29,384,995**
Investments	97,233,590	-	2,577,329	-	62,037	(97,688,622)	2,184,334
Premises and equipment	6,342,862	19,504	2,618,373	544	48,776	-	9,030,059
Intangible assets	16,296,311	13,762	1,660,767	1,917	197,845	-	18,170,602
Total in 2019	**1,129,319,883**	**120,616,294**	**308,237,207**	**30,859**	**5,645,441**	**(175,420,906)**	**1,388,428,778**
Total in 2018	**1,050,543,030**	**97,049,534**	**295,709,560**	**20,328**	**5,716,944**	**(145,197,277)**	**1,303,842,119**
Liabilities							
Current and long-term liabilities	**1,000,753,768**	**59,753,013**	**275,459,985**	**18,270**	**1,362,163**	**(77,732,284)**	**1,259,614,915**
Deposits	313,122,472	14,037,011	-	-	-	(485,210)	326,674,273
Securities sold under agreements to repurchase	256,848,348	9,695,221	-	-	-	-	266,543,569
Funds from issuance of securities	158,407,429	3,917,386	-	-	-	(4,818,005)	157,506,810
Interbank and interdepartmental accounts	23,523,987	-	-	-	-	-	23,523,987
Borrowing and on-lending	108,236,235	17,028,661	-	-	-	(65,320,621)	59,944,275
Derivative financial instruments	17,479,822	512,846	-	-	-	-	17,992,668
Technical provisions for insurance, pension plans and capitalization bonds	-	-	261,093,605	12,554	-	-	261,106,159
Other liabilities	123,135,475	14,561,888	14,366,380	5,716	1,362,163	(7,108,448)	146,323,174
Deferred income	**347,830**	**-**	**22,146**	**-**	**-**	**-**	**369,976**
Non-controlling interests in subsidiaries	**1,544,233**	**60,863,281**	**32,755,076**	**12,589**	**4,283,278**	**(97,688,622)**	**1,769,835**
Shareholders' equity	**126,674,052**	**-**	**-**	**-**	**-**	**-**	**126,674,052**
Total in 2019	**1,129,319,883**	**120,616,294**	**308,237,207**	**30,859**	**5,645,441**	**(175,420,906)**	**1,388,428,778**
Total in 2018	**1,050,543,030**	**97,049,534**	**295,709,560**	**20,328**	**5,716,944**	**(145,197,277)**	**1,303,842,119**

Notes to the Consolidated Financial Statements

	Three months ended on March 31 - R$ thousand						
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Statement of Income
	Brazil	Overseas	Brazil	Overseas			
Revenue from financial intermediation	27,891,469	2,661,963	5,485,215	358	63,049	(624,358)	35,477,696
Expenses from financial intermediation	(12,740,641)	(546,836)	(4,100,811)	-	(28)	624,358	(16,763,958)
Financial margin	**15,150,828**	**2,115,127**	**1,384,404**	**358**	**63,021**	**-**	**18,713,738**
Allowance for loan losses	(4,803,847)	(1,488,430)	-	-	-	-	(6,292,277)
Gross income from financial intermediation	**10,346,981**	**626,697**	**1,384,404**	**358**	**63,021**	**-**	**12,421,461**
Income from insurance, pension plans and capitalization bonds	-	-	2,486,660	3,924	-	542	2,491,126
Fee and commission income	7,314,290	105,970	536,235	-	88,295	(44,168)	8,000,622
Personnel expenses	(4,591,083)	(52,942)	(440,527)	(1,528)	(71,532)	-	(5,157,612)
Other administrative expenses	(4,710,119)	(63,433)	(327,901)	(1,065)	(48,706)	125,371	(5,025,853)
Tax expenses	(1,448,926)	(9,112)	(247,570)	(44)	(19,973)	-	(1,725,625)
Share of profit (loss) of unconsolidated and jointly controlled companies	3,153	-	43,244	-	1,507	-	47,904
Other operating income / expenses	(2,873,006)	(26,333)	(470,673)	(741)	31,768	(81,745)	(3,420,730)
Operating income	**4,041,290**	**580,847**	**2,963,872**	**904**	**44,380**	**-**	**7,631,293**
Non-operating income	(110,237)	3,262	6,922	-	2,125	-	(97,928)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(515,939)	(18,153)	(1,158,080)	(77)	(20,674)	-	(1,712,923)
Net Income in 2019	**3,415,114**	**565,956**	**1,812,714**	**827**	**25,831**	**-**	**5,820,442**
Net Income in 2018	**2,608,273**	**219,776**	**1,562,779**	**181**	**75,712**	**-**	**4,466,721**

(1) The Financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;
(2) The asset, liability, income and expense balances among companies from the same segment are eliminated;
(3) The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and
(4) Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

5) CASH AND CASH EQUIVALENTS

	On March 31 - R$ thousand	
	2019	2018
Cash and due from banks in domestic currency	12,790,772	14,013,030
Cash and due from banks in foreign currency	5,039,894	3,794,104
Investments in gold	1,172	265
Total cash and due from banks	**17,831,838**	**17,807,399**
Interbank investments (1)	98,405,541	128,955,617
Total cash and cash equivalents	**116,237,379**	**146,763,016**

(1) Refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

Notes to the Consolidated Financial Statements

6) INTERBANK INVESTMENTS

a) Breakdown and maturity

	On March 31 - R$ thousand					
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2019	2018
Securities purchased under agreements to resell:						
Own portfolio position	**22,592,110**	**1,294,742**	**39**	-	**23,886,891**	**19,953,246**
• National treasury notes	3,314,033	955,852	-	-	4,269,885	15,753,321
• Financial treasury bills	4,230,568	-	-	-	4,230,568	-
• National treasury bills	14,498,684	338,890	-	-	14,837,574	4,146,925
• Other	548,825	-	39	-	548,864	53,000
Funded position	**33,641,093**	**43,231,016**	-	-	**76,872,109**	**110,016,118**
• National treasury notes	24,693,269	25,584,064	-	-	50,277,333	40,253,565
• Financial treasury bills	626	-	-	-	626	34,704,107
• National treasury bills	8,947,198	17,646,952	-	-	26,594,150	35,058,446
Unrestricted position	**244,263**	**2,606,753**	-	-	**2,851,016**	**3,570,789**
• National treasury bills	244,263	2,606,753	-	-	2,851,016	3,570,789
Subtotal	**56,477,466**	**47,132,511**	**39**	-	**103,610,016**	**133,540,153**
Interest-earning deposits in other banks:						
• Interest-earning deposits in other banks:	2,913,403	1,948,630	1,084,253	1,322,767	7,269,053	7,334,231
• Provision for losses	-	(732)	(404)	-	(1,136)	(4,217)
Subtotal	**2,913,403**	**1,947,898**	**1,083,849**	**1,322,767**	**7,267,917**	**7,330,014**
Total in 2019	**59,390,869**	**49,080,409**	**1,083,888**	**1,322,767**	**110,877,933**	
%	**53.5**	**44.3**	**1.0**	**1.2**	**100.0**	
Total in 2018	**55,348,120**	**81,775,179**	**2,594,593**	**1,152,275**		**140,870,167**
%	**39.3**	**58.1**	**1.8**	**0.8**		**100.0**

b) Income from interbank investments

Classified in the statement of income as income from operations with securities.

	Three months ended on March 31 - R$ thousand	
	2019	2018
Income from investments in purchase and sale commitments:		
• Own portfolio position	417,734	88,310
• Funded position	1,201,437	2,113,025
• Unrestricted position	169,658	113,455
Subtotal	**1,788,829**	**2,314,790**
Income from interest-earning deposits in other banks	**111,451**	**111,303**
Total (Note 7g)	**1,900,280**	**2,426,093**

Notes to the Consolidated Financial Statements

7) SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a) Summary of the consolidated classification of securities by operating segment and issuer

	On March 31 - R$ thousand							
	Financial	Insurance Group		Other Activities	2019	%	2018	%
		Insurance and Capitalization bonds	Pension plans					
Trading securities	**50,544,429**	**17,378,405**	**187,125,601**	**72,663**	**255,121,098**	**45.5**	**240,670,973**	**46.6**
- Government securities	27,696,998	13,750,581	171,644,278	7,120	213,098,977	38.0	197,812,665	38.3
- Corporate securities	5,947,568	3,625,002	15,438,900	65,543	25,077,013	4.5	24,490,156	4.7
- Derivative financial instruments (1) (5)	16,899,863	2,822	42,423	-	16,945,108	3.0	18,368,152	3.6
Available-for-sale securities (2)	**170,661,062**	**23,728,650**	**17,963,270**	**21,572**	**212,374,554**	**37.9**	**237,263,297**	**45.9**
- Government securities	101,320,946	19,751,917	16,546,368	16,477	137,635,708	24.6	177,677,870	34.4
- Corporate securities	69,340,116	3,976,733	1,416,902	5,095	74,738,846	13.3	59,585,427	11.5
Held-to-maturity securities (2)	**64,534,285**	**5,363,715**	**23,291,684**	**-**	**93,189,684**	**16.6**	**38,624,819**	**7.5**
- Government securities	55,050,888	5,363,715	23,291,684	-	83,706,287	14.9	26,949,975	5.2
- Corporate securities	9,483,397	-	-	-	9,483,397	1.7	11,674,844	2.3
Total	**285,739,776**	**46,470,770**	**228,380,555**	**94,235**	**560,685,336**	**100.0**	**516,559,089**	**100.0**
- Government securities	184,068,832	38,866,213	211,482,330	23,597	434,440,972	77.5	402,440,510	77.9
- Corporate securities	101,670,944	7,604,557	16,898,225	70,638	126,244,364	22.5	114,118,579	22.1
Total	**285,739,776**	**46,470,770**	**228,380,555**	**94,235**	**560,685,336**	**100.0**	**516,559,089**	**100.0**

Notes to the Consolidated Financial Statements

b) Consolidated classification by category, maturity and operating segment

I) Trading securities

Securities	On March 31 - R$ thousand								
	2019							2018	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	**8,816,603**	**2,025,931**	**1,458,250**	**38,243,645**	**50,544,429**	**51,725,538**	**(1,181,109)**	**50,327,131**	**(3,477,488)**
Financial treasury bills	-	-	622,436	13,332,833	13,955,269	13,954,716	553	14,392,612	1,224
National treasury notes	-	164,382	-	7,770,637	7,935,019	7,751,030	183,989	8,739,627	130,144
Financial bills	70,119	306,718	16,166	366,599	759,602	760,140	(538)	752,709	564
Debentures	-	1,357	157,666	819,793	978,816	1,013,021	(34,205)	1,604,240	(237,079)
National treasury bills	2,240,664	4,186	263,008	2,314,585	4,822,443	4,803,114	19,329	919,743	6,864
Brazilian foreign debt securities	-	-	-	444,377	444,377	426,250	18,127	91,218	2,815
Derivative financial instruments (1) (5)	3,694,659	1,186,337	340,324	11,678,542	16,899,862	18,216,532	(1,316,670)	17,373,035	(3,338,706)
Other	2,811,161	362,951	58,650	1,516,279	4,749,041	4,800,735	(51,694)	6,453,947	(43,314)
- Insurance companies and capitalization bonds	**3,398,301**	**69,995**	**636,780**	**13,273,329**	**17,378,405**	**17,378,405**	**-**	**14,523,570**	**-**
Financial treasury bills	-	-	147,447	11,467,053	11,614,500	11,614,500	-	9,471,644	-
Financial bills	-	35,110	3,334	82,086	120,530	120,530	-	75,245	-
Other	3,398,301	34,885	485,999	1,724,190	5,643,375	5,643,375	-	4,976,681	-
- Pension plans	**3,270,339**	**723,250**	**10,960,190**	**172,171,822**	**187,125,601**	**187,125,601**	**-**	**175,698,582**	**-**
Financial treasury bills	-	-	4,698,863	94,388,542	99,087,405	99,087,405	-	56,063,139	-
National treasury notes	-	129,385	-	21,623,391	21,752,776	21,752,776	-	43,321,701	-
National treasury bills	96	94,963	5,989,625	44,719,413	50,804,097	50,804,097	-	62,595,054	-
Financial bills	8,396	276,597	81,361	7,824,453	8,190,807	8,190,807	-	4,733,721	-
Debentures	-	56,530	36,100	3,239,155	3,331,785	3,331,785	-	3,729,737	-
Other	3,261,847	165,775	154,241	376,868	3,958,731	3,958,731	-	5,255,230	-
- Other activities	**67,529**	**-**	**-**	**5,134**	**72,663**	**72,664**	**(1)**	**121,690**	**(1)**
Financial treasury bills	1,986	-	-	5,134	7,120	7,121	(1)	17,258	(1)
Other	65,543	-	-	-	65,543	65,543	-	104,432	-
Total	**15,552,772**	**2,819,176**	**13,055,220**	**223,693,930**	**255,121,098**	**256,302,208**	**(1,181,110)**	**240,670,973**	**(3,477,489)**
Derivative financial instruments (liabilities) (5)	**(4,375,467)**	**(3,559,615)**	**(2,858,842)**	**(7,379,238)**	**(18,173,162)**	**(15,552,164)**	**(2,620,998)**	**(18,277,419)**	**(4,360,920)**

Notes to the Consolidated Financial Statements

II) Available-for-sale securities

Securities (2) (6)	On March 31 - R$ thousand								
	2019							2018	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	**35,465,763**	**11,180,801**	**13,156,180**	**110,858,318**	**170,661,062**	**170,134,115**	**526,947**	**199,912,278**	**1,324,313**
National treasury bills	26,550,375	8,372	11,605,472	33,944,254	72,108,473	71,374,522	733,951	123,393,021	2,508,627
Debentures	242,193	2,160,273	782,572	44,706,964	47,892,002	47,726,895	165,107	35,786,312	(846,670)
National treasury notes	-	1,227,722	-	19,114,235	20,341,957	19,747,698	594,259	11,327,820	529,303
Foreign corporate securities	34,725	1,554,018	62,097	7,605,982	9,256,822	9,166,208	90,614	9,582,886	42,488
Shares	6,475,709	-	-	-	6,475,709	7,525,027	(1,049,318)	7,303,397	(921,131)
Foreign government bonds	-	5,811,933	-	20,048	5,831,981	5,949,093	(117,112)	5,229,014	(19,588)
Promissory Notes	-	306,812	-	53,940	360,752	360,186	566	801,851	5,790
Certificates of real estate receivables	-	-	5,880	1,638,549	1,644,429	1,596,182	48,247	1,028,700	(15,100)
Other	2,162,761	111,671	700,159	3,774,346	6,748,937	6,688,304	60,633	5,459,277	40,594
- Insurance companies and capitalization bonds	**3,923,117**	**-**	**12,457**	**19,793,076**	**23,728,650**	**22,274,768**	**1,453,882**	**21,736,755**	**1,072,541**
National treasury notes	-	-	-	13,627,513	13,627,513	12,815,279	812,234	13,242,112	381,466
Shares	3,569,860	-	-	-	3,569,860	3,154,321	415,539	1,656,677	512,952
National treasury bills	-	-	-	5,940,168	5,940,168	5,721,520	218,648	6,186,170	167,835
Other	353,257	-	12,457	225,395	591,109	583,648	7,461	651,796	10,288
- Pension plans	**1,330,052**	**-**	**9,679**	**16,623,539**	**17,963,270**	**15,030,088**	**2,933,182**	**15,591,490**	**2,079,616**
National treasury notes	-	-	-	16,257,298	16,257,298	13,576,701	2,680,597	13,041,216	1,701,477
Shares	1,330,052	-	-	-	1,330,052	1,094,617	235,435	1,569,504	348,397
Debentures	-	-	-	86,850	86,850	76,096	10,754	94,890	10,056
Other	-	-	9,679	279,391	289,070	282,674	6,396	885,880	19,686
- Other activities	**5,095**	**-**	**-**	**16,477**	**21,572**	**16,635**	**4,937**	**22,774**	**7,121**
Other	5,095	-	-	16,477	21,572	16,635	4,937	22,774	7,121
Subtotal	**40,724,027**	**11,180,801**	**13,178,316**	**147,291,410**	**212,374,554**	**207,455,606**	**4,918,948**	**237,263,297**	**4,483,591**
Accounting Hedge (Note 7f)	-	-	-	-	-	-	(403,222)	-	(236,504)
Securities reclassified to "Held-to-maturity securities"	-	-	-	-	-	-	(561,668)	-	(378,859)
Total	**40,724,027**	**11,180,801**	**13,178,316**	**147,291,410**	**212,374,554**	**207,455,606**	**3,954,058**	**237,263,297**	**3,868,228**

Notes to the Consolidated Financial Statements

III) Held-to-maturity securities

Securities (2) (6)	On March 31 - R$ thousand								
	2019							2018	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Amortized cost (3)	Fair value (4)	Gain (loss) not accounted for	Amortized cost (3)	Gain (loss) not accounted for
- Financial	**433**	**28,853**	**13,019,022**	**51,485,977**	**64,534,285**	**66,080,272**	**1,545,987**	**11,684,221**	**1,868**
National treasury bills	-	-	13,012,340	41,236,547	54,248,887	55,832,215	1,583,328	-	-
Certificates of real estate receivables	433	27,661	2,644	9,451,801	9,482,539	9,373,404	(109,135)	11,674,844	1,868
National treasury notes	-	1,192	1,029	796,771	798,992	870,786	71,794	6,547	-
Other	-	-	3,009	858	3,867	3,867	-	2,830	-
- Insurance companies and capitalization bonds	**-**	**-**	**-**	**5,363,715**	**5,363,715**	**6,114,098**	**750,383**	**5,150,519**	**440,428**
National treasury notes	-	-	-	5,363,715	5,363,715	6,114,098	750,383	5,150,519	440,428
- Pension plans	**-**	**-**	**-**	**23,291,684**	**23,291,684**	**28,575,346**	**5,283,662**	**21,790,079**	**2,664,125**
National treasury notes	-	-	-	23,291,684	23,291,684	28,575,346	5,283,662	21,790,079	2,664,125
Total	**433**	**28,853**	**13,019,022**	**80,141,376**	**93,189,684**	**100,769,716**	**7,580,032**	**38,624,819**	**3,106,421**

Notes to the Consolidated Financial Statements

c) Breakdown of the portfolios by financial statement classification

Securities	On March 31 - R$ thousand					
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total in 2019 (3) (4)	Total in 2018 (3) (4)
Own portfolio	**38,448,346**	**10,031,780**	**24,637,532**	**333,904,945**	**407,022,603**	**387,236,666**
Fixed income securities	**23,093,776**	**10,031,780**	**24,637,532**	**333,904,945**	**391,668,033**	**373,054,825**
• National treasury notes	-	331,380	1,029	83,352,384	83,684,793	94,174,288
• Financial treasury bills	441	-	5,008,501	108,928,373	113,937,315	78,085,038
• National treasury bills	14,778,649	107,521	17,946,191	71,141,395	103,973,756	119,724,634
• Debentures	242,193	2,173,425	969,736	43,100,915	46,486,269	40,846,078
• Financial bills	78,515	618,425	100,860	8,379,387	9,177,187	5,561,792
• Certificates of real estate receivables	433	27,661	8,526	11,337,707	11,374,327	12,939,865
• Foreign government bonds	76,637	5,815,812	3,803	475,616	6,371,868	5,583,277
• Foreign corporate securities	1,400,520	228,729	94,153	3,723,253	5,446,655	6,343,910
• Brazilian foreign debt securities	-	-	-	1,669,744	1,669,744	977,153
• Promissory Notes	-	341,580	134,982	370,184	846,746	976,787
• Bank deposit certificates	235,387	253,855	19,269	8,691	517,202	513,267
• Other	6,281,001	133,392	350,482	1,417,296	8,182,171	7,328,736
Equity securities	**15,354,570**	**-**	**-**	**-**	**15,354,570**	**14,181,841**
• Shares of listed companies	1,331,265	-	-	-	1,331,265	1,572,527
• Shares of other companies	14,023,305	-	-	-	14,023,305	12,609,314
Restricted securities	**14,088,981**	**2,810,713**	**11,897,611**	**104,799,385**	**133,596,690**	**104,307,930**
Subject to repurchase agreements	**13,906,498**	**2,810,713**	**10,554,872**	**85,144,043**	**112,416,126**	**84,995,296**
• National treasury bills	13,874,750	-	10,429,166	55,016,049	79,319,965	66,466,767
• Foreign corporate securities	31,748	1,544,540	-	4,361,109	5,937,397	6,495,246
• National treasury notes	-	1,221,437	-	19,607,280	20,828,717	9,564,319
• Brazilian foreign debt securities	-	-	-	418,150	418,150	905,195
• Debentures	-	44,736	6,603	5,538,729	5,590,068	
• Financial treasury bills	-	-	119,103	202,726	321,829	1,563,769
Privatization rights	**-**	**-**	**-**	**38,010**	**38,010**	**42,913**
Given in guarantee	**182,483**	**-**	**1,342,739**	**19,617,332**	**21,142,554**	**19,269,721**
• National treasury notes	-	-	-	4,693,781	4,693,781	12,247,324
• National treasury bills	137,737	-	603,996	3,214,444	3,956,177	3,493,062
• Financial treasury bills	4,322	-	738,743	11,350,545	12,093,610	2,954,157
• Other	40,424	-	-	358,562	398,986	575,178
Derivative financial instruments (1) (5)	**3,739,905**	**1,186,337**	**340,324**	**11,678,542**	**16,945,108**	**18,368,152**

Notes to the Consolidated Financial Statements

Securities	On March 31 - R$ thousand					
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total in 2019 (3) (4)	Total in 2018 (3) (4)
Securities sold under repurchase agreements - unrestricted	**-**	**-**	**2,377,091**	**743,844**	**3,120,935**	**6,646,341**
• National treasury bills	-	-	2,377,091	7,192	2,384,283	5,694,009
• National treasury notes	-	-	-	736,652	736,652	945,731
• Financial treasury bills	-	-	-	-	-	6,601
Total	**56,277,232**	**14,028,830**	**39,252,558**	**451,126,716**	**560,685,336**	**516,559,089**
%	**10.0**	**2.5**	**7.0**	**80.5**	**100.0**	**100.0**

(1) Consistent with the criteria in Bacen Circular Letter No. 3,068/01 and due to the characteristics of the securities, we are classifying the derivative financial instruments, in the "Securities for Trading" category. For derivative financial instruments considered as accounting hedges, the category used is "Available-for-Sale Securities;

(2) In compliance with Article 8 of Bacen Circular Letter No. 3,068/01, Bradesco declares that it has the financial capacity and intention to maintain held-to-maturity securities until their maturity dates. At the time of preparation of the consolidated financial statements as from June 30, 2018, Management decided to reclassify Securities Available for Sale to Held to Maturity, in the amount of R$17,022,922 thousand, without any result, as the result (loss) in the gross amount of R$(297,343) thousand, is being retained in shareholders' equity and will be recognized in income over the remaining period of the securities, according to article 5 of said Circular. This reclassification was based on the alignment of the risk management strategy. In the first quarter of 2019 and in 2018, there were no sales or reclassifications of securities classified in this category;

(3) The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification;

(4) The fair value of securities is determined based on the market price available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics. For investment funds, the original amortized cost reflects the fair value of the respective quotas;

(5) Includes hedge for protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities. For a better analysis of these items, consider the net exposure (Note 7d II); and

(6) In the first quarter of 2019, there was reversal for impairment on financial assets (mostly debentures), related to securities classified as "Available-for-Sale" and "Held-to-Maturity" in the amount of R$47,185 thousand (R$(192,122) thousand in 2018), net of constitution/reversal.

Notes to the Consolidated Financial Statements

d) Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position or in off-balance-sheet accounts, to meet its own needs in managing its global exposure, as well as to meet its customer's requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco's risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from Securities, Commodities and Futures Exchange (B3), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or prices received from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility. To estimate the fair value of the over-the-counter (OTC) financial derivative instruments, the credit quality of each counterparty is also taken into account, based on an expected loss for each derivative portfolio (Credit valuation adjustment).

Derivative financial instruments in Brazil primarily consist of swaps and futures and are registered at B3.

Operations involving forward contracts of interest rates, indexes and currencies are contracted by Management to hedge Bradesco's overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and primarily out at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Macro strategy are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, look for gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that may be fully or partly settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges.

Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds.

The Financial Statements include a Risk Management and Capital Note on the main risk-control metrics and the risk management structure's key aspects. This Note complements the Securities and Derivatives Note and shows these instruments' exposures under various views, as well as derivatives' revenues and expenses.

Notes to the Consolidated Financial Statements

l) Amount of derivative financial instruments recognized by index

	On March 31 - R$ thousand									
	2019					2018				
	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value
Futures contracts										
Purchase commitments:	**168,902,000**		**25,243**	**-**	**25,243**	**117,904,368**		**1,164**	**-**	**1,164**
- Interbank market	127,135,389	54,274,937	24,441	-	24,441	60,412,071	-	10,520	-	10,520
- Foreign currency	41,474,724	-	697	-	697	57,068,344	-	(9,397)	-	(9,397)
- Other	291,887	-	105	-	105	423,953	-	41	-	41
Sale commitments:	**143,638,857**		**(8,040)**	**-**	**(8,040)**	**181,737,217**		**(84,369)**	**-**	**(84,369)**
- Interbank market (1)	72,860,452	-	(7,271)	-	(7,271)	122,310,985	61,898,914	(95,982)	-	(95,982)
- Foreign currency (2)	70,478,252	29,003,528	(642)	-	(642)	58,757,867	1,689,523	12,021	-	12,021
- Other	300,153	8,266	(127)	-	(127)	668,365	244,412	(408)	-	(408)
Option contracts										
Purchase commitments:	**116,103,160**		**1,348,608**	**117,802**	**1,466,410**	**65,037,325**		**1,170,857**	**(27,328)**	**1,143,529**
- Interbank market	97,525,773	-	456,463	10,770	467,233	55,944,776	-	522,045	105,118	627,163
- Foreign currency	14,871,797	2,951,126	808,780	125,725	934,505	8,899,340	-	642,620	(132,173)	510,447
- Other	3,705,590	921,661	83,365	(18,693)	64,672	193,209	106,593	6,192	(273)	5,919
Sale commitments:	**135,471,332**		**(1,674,969)**	**48,805**	**(1,626,164)**	**105,911,937**		**(969,311)**	**88,240**	**(881,071)**
- Interbank market	120,766,732	23,240,959	(1,007,850)	(13,349)	(1,021,199)	94,938,559	38,993,783	(475,684)	(54,840)	(530,524)
- Foreign currency	11,920,671	-	(569,938)	40,772	(529,166)	10,886,762	1,987,422	(468,100)	140,617	(327,483)
- Other	2,783,929	-	(97,181)	21,382	(75,799)	86,616	-	(25,527)	2,463	(23,064)
Forward contracts										
Purchase commitments:	**19,318,864**		**960,180**	**-**	**960,180**	**13,616,513**		**(1,155,664)**	**-**	**(1,155,664)**
- Interbank market	217,975	217,975	13,265	-	13,265	-	-	-	-	-
- Foreign currency	16,560,704	372,722	279,455	-	279,455	12,164,239	-	(1,155,269)	-	(1,155,269)
- Other	2,540,185	944,384	667,460	-	667,460	1,452,274	440,015	(395)	-	(395)
Sale commitments:	**17,783,783**		**(183,821)**	**-**	**(183,821)**	**18,421,371**		**1,284,201**	**-**	**1,284,201**
- Foreign currency (2)	16,187,982	-	(193,012)	-	(193,012)	17,409,112	5,244,873	952,765	-	952,765
- Other	1,595,801	-	9,191	-	9,191	1,012,259	-	331,436	-	331,436

Notes to the Consolidated Financial Statements

On March 31 - R$ thousand

	2019					2018				
	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value
Swap contracts										
Assets (long position):	**71,764,846**		**13,175,875**	**(1,434,472)**	**11,741,403**	**68,675,683**		**17,187,138**	**(3,311,378)**	**13,875,760**
- Interbank market	2,847,882	1,615,773	140,355	53,056	193,411	6,957,213	4,396,707	546,490	181,423	727,913
- Fixed rate	51,501,094	23,580,885	11,564,642	(2,075,334)	9,489,308	52,450,142	25,532,921	15,795,964	(3,820,164)	11,975,800
- Foreign currency	15,748,386	-	1,308,207	424,592	1,732,799	7,375,673	-	789,964	132,587	922,551
- IGPM	752,698	56,698	78,675	83,735	162,410	712,450	-	9,268	53,144	62,412
- Other	914,786	-	83,996	79,479	163,475	1,180,205	-	45,452	141,632	187,084
Liabilities (unrestricted position):	**58,025,500**		**(10,933,462)**	**(2,669,803)**	**(13,603,265)**	**48,950,888**		**(9,643,657)**	**(4,449,160)**	**(14,092,817)**
- Interbank market	1,232,109	-	(13,330)	(14,897)	(28,227)	2,560,506	-	(71,357)	(83,462)	(154,819)
- Fixed rate	27,920,209	-	(6,848,394)	(2,389,609)	(9,238,003)	26,917,221	-	(7,661,936)	(4,109,609)	(11,771,545)
- Foreign currency	25,483,994	9,735,608	(3,644,957)	36,091	(3,608,866)	16,216,254	8,840,581	(1,672,573)	97,050	(1,575,523)
- IGPM	696,000	-	(130,881)	(108,872)	(239,753)	726,000	13,550	(50,441)	(79,281)	(129,722)
- Other	2,693,188	1,778,402	(295,900)	(192,516)	(488,416)	2,530,907	1,350,702	(187,350)	(273,858)	(461,208)
Total	**731,008,342**		**2,709,614**	**(3,937,668)**	**(1,228,054)**	**620,255,302**		**7,790,359**	**(7,699,626)**	**90,733**

Derivatives include operations maturing in D+1.

(1) Includes: (i) accounting hedges to protect CDI-related funding totaling R$10,625,240 thousand (R$4,733,963 thousand in 2018); and (ii) accounting hedges to protect interbank investments, in 2018 was R$10,358,828 thousand (Note 7f);
(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling the amount of R$60,800,701 thousand (R$50,043,473 thousand in 2018); and
(3) Reflects the net balance between the Asset and Liability position.

Notes to the Consolidated Financial Statements

II) Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost, fair value and maturity

On March 31 - R$ thousand

	2019									2018
	Original amortized cost	Mark-to-market adjustment	Fair value	%	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total	Total
Adjustment receivable - swaps	13,175,875	(1,434,472)	11,741,403	69.3	844,318	18,051	99,851	10,779,183	11,741,403	13,875,760
Adjustment receivable - future	25,243	-	25,243	0.1	25,243	-	-	-	25,243	1,164
Receivable forward purchases	2,555,762	-	2,555,762	15.1	2,407,908	75,579	49,719	22,556	2,555,762	1,555,088
Receivable forward sales (1)	1,156,290	-	1,156,290	6.8	1,089,396	34,194	22,495	10,205	1,156,290	1,770,585
Premiums on exercisable options	1,348,608	117,802	1,466,410	8.7	404,799	26,754	168,259	866,598	1,466,410	1,143,529
Total assets (A)	**18,261,778**	**(1,316,670)**	**16,945,108**	**100.0**	**4,771,664**	**154,578**	**340,324**	**11,678,542**	**16,945,108**	**18,346,126**
Adjustment payables - swaps	(10,933,462)	(2,669,803)	(13,603,265)	74.9	(1,107,996)	(2,968,115)	(2,611,982)	(6,915,172)	(13,603,265)	(14,092,817)
Adjustment payables - future	(8,040)	-	(8,040)	-	(8,040)	-	-	-	(8,040)	(84,369)
Payable forward purchases	(1,595,582)	-	(1,595,582)	8.8	(1,505,649)	(34,429)	(41,307)	(14,197)	(1,595,582)	(2,710,752)
Payable forward sales	(1,340,111)	-	(1,340,111)	7.4	(1,264,577)	(28,917)	(34,694)	(11,923)	(1,340,111)	(486,384)
Premiums on written options	(1,674,969)	48,805	(1,626,164)	8.9	(970,547)	(46,812)	(170,859)	(437,946)	(1,626,164)	(881,071)
Total liabilities (B)	**(15,552,164)**	**(2,620,998)**	**(18,173,162)**	**100.0**	**(4,856,809)**	**(3,078,273)**	**(2,858,842)**	**(7,379,238)**	**(18,173,162)**	**(18,255,393)**
Net Effect (A-B)	**2,709,614**	**(3,937,668)**	**(1,228,054)**		**(85,145)**	**(2,923,695)**	**(2,518,518)**	**4,299,304**	**(1,228,054)**	**90,733**

(1) Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

III) Futures, options, forward and swap contracts – (Nominal Value)

On March 31 - R$ thousand

	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2019	2018
Futures contracts (1)	101,334,736	9,435,356	63,364,826	138,405,939	312,540,857	299,641,585
Option contracts	17,761,777	39,912,269	186,115,780	7,784,666	251,574,492	170,949,262
Forward contracts (1)	22,299,687	5,478,757	5,207,223	4,116,980	37,102,647	32,037,884
Swap contracts	7,576,282	36,584,510	28,397,907	57,231,647	129,790,346	117,626,571
Total in 2019	**148,972,482**	**91,410,892**	**283,085,736**	**207,539,232**	**731,008,342**	
Total in 2018	**129,126,144**	**30,780,289**	**204,824,946**	**255,523,923**		**620,255,302**

(1) Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

Notes to the Consolidated Financial Statements

IV) Types of margin offered in guarantee of derivative financial instruments, primarily futures contracts

	On March 31 - R$ thousand	
	2019	2018
Government securities		
National treasury bills	1,775,228	1,707,413
National treasury notes	5,070,138	4,496,860
Total	**6,845,366**	**6,204,273**

V) Revenues and expenses, net

	Three months ended on March 31 - R$ thousand	
	2019	2018
Swap contracts	131,858	282,139
Forward contracts (1)	55,765	(167,533)
Option contracts	(48,943)	101,858
Futures contracts (1)	(1,155,647)	(2,026,606)
Foreign exchange variation of assets and liabilities overseas	110,748	120,721
Total (Note 7g)	**(906,219)**	**(1,689,421)**

(1) Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments.

VI) Reference values of derivative financial instruments, by trading location and counterparty

	On March 31 - R$ thousand	
	2019	2018
B3 (stock exchange)	524,300,472	404,376,605
B3 (over-the-counter)	**168,984,532**	**157,935,249**
Financial Institutions	92,164,164	93,781,951
Companies	76,685,181	64,058,537
Individuals	135,187	94,761
Overseas (stock exchange) (1)	22,838,808	49,632,494
Overseas (over-the-counter) (1)	14,884,530	8,310,954
Total	**731,008,342**	**620,255,302**

(1) Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

e) Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

	On March 31 - R$ thousand	
	2019	2018
Risk received in credit Swaps:	**3,285,557**	**1,468,588**
- Debt securities issued by companies	748,517	503,689
- Bonds of the Brazilian public debt	2,491,449	964,899
- Bonds of foreign public debt	45,591	-
Risk transferred in credit Swaps:	**(487,088)**	-
- Brazilian public debt derivatives	(448,121)	-
- Foreign public debt derivatives	(38,967)	-
Total net credit risk value	**2,798,469**	**1,468,588**
Effect on Shareholders' Equity	**51,963**	**52,887**
Remuneration on the counterparty receiving the risk	**(9,855)**	**1,152**

Notes to the Consolidated Financial Statements

The contracts related to credit derivatives transactions described above are due in 2025. There were no credit events, as defined in the agreements, during the period.

f) Hedge Accounting

On March 31, 2019, Bradesco maintained hedge, in accordance with Bacen's Circular No. 3,082/02, composed by:

I) Cash Flow Hedge - the financial instruments classified in this category, aims to reduce exposure to future changes in interest rates, which impact the outcome of the organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) in case of ineffectiveness of the hedge; or (ii) the realization of the hedge object. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy	On March 31 - R$ thousand			
	Hedge instrument nominal value	**Hedge object accounting value**	**Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)**	**Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)**
Hedge of interest payments on funding (1)	10,625,240	10,369,780	(106,720)	(64,032)
Total in 2019	**10,625,240**	**10,369,780**	**(106,720)**	**(64,032)**
Hedge of interest receipts from investments in securities (2)	10,358,828	9,726,704	73,584	44,150
Hedge of interest payments on funding (1)	4,733,963	4,561,735	(153,069)	(91,841)
Total in 2018	**15,092,791**	**14,288,439**	**(79,485)**	**(47,691)**

(1) Referring to the DI interest rate risk, using DI Futures contracts in B3, with the maturity in 2020, making the cash flow fixed; and
(2) Referring to the DI interest rate risk, using DI Futures contracts in B3, with maturity dates in 2019, making the cash flow fixed.
The effectiveness of the hedge portfolio is in accordance with Bacen's Circular No. 3,082/02.

For the next 12 months, the gains/(losses) related to the cash flow hedge, which we expect to recognize in the income statement, amount to R$(34,669) thousand.

There were no gains/(losses) related to the cash flow hedge recorded in the income statements in the first quarter of 2019 (2018 – R$3,568 thousand).

II) Hedge of investments abroad - the financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the national currency, which impacts the result of the organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy	On March 31 - R$ thousand			
	Hedge instrument nominal value	**Hedge object accounting value**	**Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)**	**Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)**
Hedge of exchange variation on future cash flows (1)	1,465,024	871,156	(296,502)	(177,901)
Total in 2019	**1,465,024**	**871,156**	**(296,502)**	**(177,901)**
Hedge of exchange variation on future cash flows (1)	1,271,022	698,844	(157,019)	(94,211)
Total in 2018	**1,271,022**	**698,844**	**(157,019)**	**(94,211)**

(1) Whose functional currency is different from the real, using Forward contracts, with the object of hedging the foreign investment referenced to MXN (Mexican Peso).
The effectiveness of the hedge portfolio is in accordance with Bacen's Circular No. 3,082/02.

Notes to the Consolidated Financial Statements

For the next 12 months, the gains/(losses) related to the hedge of investments abroad, which we expect to recognize in the result, amount to R$(154) thousand.

There were no gains/(losses) related to the cash flow hedge recorded in income accounts in the first quarter of 2019 (2018 – R$(342) thousand).

g) Income from securities, insurance, pension plans and capitalization bonds, and derivative financial instruments

	Three months ended on March 31 - R$ thousand	
	2019	**2018**
Fixed income securities (1)	5,913,996	5,028,560
Interbank investments (Note 6b)	1,900,280	2,426,093
Equity securities	57,291	(122,971)
Subtotal	**7,871,567**	**7,331,682**
Income from insurance, pension plans and capitalization bonds	6,285,944	9,074,226
Income from derivative financial instruments (Note 7d V)	(906,219)	(1,689,421)
Total	**13,251,292**	**14,716,487**

(1) In the first quarter of 2019, there were reversal due to impairment of financial assets (mostly debentures), in the amount of R$47,185 thousand (R$(192,122) thousand in 2018), net of constitution/reversal.

8) INTERBANK ACCOUNTS – RESERVE REQUIREMENT

a) Reserve requirement

	On March 31 - R$ thousand		
	Remuneration	**2019**	**2018**
Compulsory deposit – demand deposits	not remunerated	7,791,730	6,832,025
Compulsory deposit – savings deposits	savings index	21,613,412	24,762,604
Compulsory deposit – time deposits	Selic rate	57,241,405	39,173,049
Requirement rural loans funds	not remunerated	-	46,225
Reserve requirement – SFH	TR + interest rate	754,096	1,238,177
Total		**87,400,643**	**72,052,080**

For more information on compulsory deposits see Note 34.

b) Revenue from reserve requirement

	Three months ended on March 31 - R$ thousand	
	2019	**2018**
Reserve requirement – Bacen (Compulsory deposit)	1,127,492	903,333
Reserve requirement – SFH	11,189	12,228
Total	**1,138,681**	**915,561**

Notes to the Consolidated Financial Statements

9) LOANS

Information relating to loans, including advances on foreign exchange contracts, leases and other receivables with credit characteristics is shown below:

a) By type and maturity

	On March 31 - R$ thousand									
	Performing loans									
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total in 2019 (A)	% (4)	Total in 2018 (A)	% (4)
Discounted trade receivables and loans (1)	21,348,781	12,145,746	13,002,184	20,864,609	26,696,936	77,990,054	172,048,310	36.5	150,077,011	35.8
Financing	5,220,771	3,740,766	4,054,192	10,346,286	17,623,354	96,773,824	137,759,193	29.2	123,936,663	29.6
Agricultural and agribusiness loans	987,323	1,262,909	1,090,835	3,947,924	4,173,064	7,993,965	19,456,020	4.1	20,725,724	5.0
Subtotal	**27,556,875**	**17,149,421**	**18,147,211**	**35,158,819**	**48,493,354**	**182,757,843**	**329,263,523**	**69.8**	**294,739,398**	**70.4**
Leases	95,523	82,688	80,055	227,434	387,808	1,162,367	2,035,875	0.4	2,010,254	0.5
Advances on foreign exchange contracts (2)	3,775,455	1,796,473	2,146,303	4,466,137	5,739,465	65,079	17,988,912	3.8	11,877,675	2.8
Subtotal	**31,427,853**	**19,028,582**	**20,373,569**	**39,852,390**	**54,620,627**	**183,985,289**	**349,288,310**	**74.0**	**308,627,327**	**73.7**
Other receivables (3)	19,792,762	8,866,273	4,561,426	6,534,209	4,113,265	520,775	44,388,710	9.4	32,974,143	7.9
Total loans	**51,220,615**	**27,894,855**	**24,934,995**	**46,386,599**	**58,733,892**	**184,506,064**	**393,677,020**	**83.4**	**341,601,470**	**81.6**
Acquisition of credit card receivables	1,588,086	668,709	843,097	1,007,168	677,863	-	4,784,923	1.0	2,764,635	0.7
Subtotal	**52,808,701**	**28,563,564**	**25,778,092**	**47,393,767**	**59,411,755**	**184,506,064**	**398,461,943**	**84.4**	**344,366,105**	**82.3**
Sureties and guarantees	4,052,200	988,855	2,013,088	5,309,662	12,540,061	48,410,201	73,314,067	15.5	72,675,797	17.4
Loan assignment - real estate receivables certificate	-	-	-	-	-	-	-	-	873,155	0.2
Guarantee given on rural loans assigned	-	-	-	-	9,723	62,932	72,655	-	77,062	-
Letters of credit for imports	90,009	131,024	129,508	41,673	6,646	19,604	418,464	0.1	415,733	0.1
Confirmed exports loans	2,411	706	20,280	48,873	51,380	1,948	125,598	-	102,929	-
Total - Off-balance-sheet accounts	**4,144,620**	**1,120,585**	**2,162,876**	**5,400,208**	**12,607,810**	**48,494,685**	**73,930,784**	**15.6**	**74,144,676**	**17.7**
Total in 2019	**56,953,321**	**29,684,149**	**27,940,968**	**52,793,975**	**72,019,565**	**233,000,749**	**472,392,727**	**100.0**		
Total in 2018	**43,929,488**	**27,821,277**	**21,834,387**	**48,718,736**	**59,456,078**	**216,750,815**			**418,510,781**	**100.0**

Notes to the Consolidated Financial Statements

	On March 31 - R$ thousand								
	Non-performing loans								
	Past-due installments								
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	Total in 2019 (B)	% (4)	Total in 2018 (B)	% (4)
Discounted trade receivables and loans (1)	1,018,399	1,211,157	902,851	2,163,331	3,202,677	8,498,415	82.0	10,004,816	82.9
Financing	252,227	195,442	117,467	227,440	216,562	1,009,138	9.7	1,228,529	10.2
Agricultural and agribusiness loans	24,243	25,978	9,205	58,068	67,796	185,290	1.8	261,809	2.2
Subtotal	**1,294,869**	**1,432,577**	**1,029,523**	**2,448,839**	**3,487,035**	**9,692,843**	**93.5**	**11,495,154**	**95.3**
Leases	3,275	2,940	2,898	4,149	2,381	15,643	0.2	28,080	0.2
Advances on foreign exchange contracts (2)	11,085	5,317	812	2,592	89,175	108,981	1.1	76,957	0.6
Subtotal	**1,309,229**	**1,440,834**	**1,033,233**	**2,455,580**	**3,578,591**	**9,817,467**	**94.8**	**11,600,191**	**96.1**
Other receivables (3)	58,243	225,471	48,861	144,724	61,455	538,754	5.2	474,884	3.9
Total in 2019	**1,367,472**	**1,666,305**	**1,082,094**	**2,600,304**	**3,640,046**	**10,356,221**	**100.0**		
Total in 2018	**1,600,332**	**1,806,841**	**1,146,681**	**3,344,023**	**4,177,198**			**12,075,075**	**100.0**

	On March 31 - R$ thousand									
	Non-performing loans									
	Installments not yet due									
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total in 2019 (C)	% (4)	Total in 2018 (C)	% (4)
Discounted trade receivables and loans (1)	734,885	546,569	477,697	1,157,717	1,846,381	4,869,769	9,633,018	63.0	10,417,804	61.0
Financing	199,804	172,831	160,724	450,675	725,946	3,605,327	5,315,307	34.8	6,271,316	36.7
Agricultural and agribusiness loans	1,997	4,677	2,950	14,325	28,305	56,685	108,939	0.7	262,061	1.5
Subtotal	**936,686**	**724,077**	**641,371**	**1,622,717**	**2,600,632**	**8,531,781**	**15,057,264**	**98.5**	**16,951,181**	**99.2**
Leases	3,255	3,171	2,898	8,622	16,297	36,912	71,155	0.5	76,136	0.4
Subtotal	**939,941**	**727,248**	**644,269**	**1,631,339**	**2,616,929**	**8,568,693**	**15,128,419**	**99.0**	**17,027,317**	**99.6**
Other receivables (3)	5,759	5,194	4,745	12,976	18,991	102,304	149,969	1.0	59,808	0.4
Total in 2019	**945,700**	**732,442**	**649,014**	**1,644,315**	**2,635,920**	**8,670,997**	**15,278,388**	**100.0**		
Total in 2018	**997,352**	**841,342**	**777,807**	**1,925,281**	**3,138,490**	**9,406,853**			**17,087,125**	**100.0**

Notes to the Consolidated Financial Statements

	On March 31 - R$ thousand			
	Total			
	Total in 2019 (A+B+C)	% (4)	Total in 2018 (A+B+C)	% (4)
Discounted trade receivables and loans (1)	190,179,743	38.2	170,499,631	38.1
Financing	144,083,638	28.9	131,436,508	29.4
Agricultural and agribusiness loans	19,750,249	4.0	21,249,594	4.7
Subtotal	**354,013,630**	**71.1**	**323,185,733**	**72.2**
Leases	2,122,673	0.4	2,114,470	0.5
Advances on foreign exchange contracts (2) (Note 10a)	18,097,893	3.6	11,954,632	2.7
Subtotal	**374,234,196**	**75.1**	**337,254,835**	**75.4**
Other receivables (3)	45,077,433	9.1	33,508,835	7.5
Total loans	**419,311,629**	**84.2**	**370,763,670**	**82.9**
Acquisition of credit card receivables	4,784,923	1.0	2,764,635	0.6
Subtotal	**424,096,552**	**85.2**	**373,528,305**	**83.5**
Sureties and guarantees	73,314,067	14.7	72,675,797	16.2
Loan assignment - real estate receivables certificate	-	-	873,155	0.2
Guarantee given on rural loans assigned	72,655	-	77,062	-
Letters of credit for imports	418,464	0.1	415,733	0.1
Confirmed exports loans	125,598	-	102,929	-
Total - Off-balance-sheet accounts	**73,930,784**	**14.8**	**74,144,676**	**16.5**
Total in 2019	**498,027,336**	**100.0**		
Total in 2018			**447,672,981**	**100.0**

(1) Including credit card loans of R$12,932,510 thousand (R$14,340,737 thousand in 2018);
(2) Advances on foreign exchange contracts are classified as a deduction from "Other Liabilities";
(3) The item "Other Receivables" comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants) totaling R$28,074,927 thousand (R$25,125,584 thousand in 2018); and
(4) Percentage of each type in relation to the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables, co-obligations in rural loan assignments, credits opened for importation and confirmed export credits.

Notes to the Consolidated Financial Statements

b) By type and levels of risk

	On March 31 - R$ thousand												
	Levels of risk												
	AA	A	B	C	D	E	F	G	H	Total in 2019	% (1)	Total in 2018	% (1)
Discounted trade receivables and loans	22,932,404	89,431,572	16,391,169	29,121,484	6,735,379	4,416,851	5,189,960	2,625,679	13,335,245	190,179,743	38.6	170,499,631	38.4
Financing	84,988,193	30,622,586	10,157,577	8,891,830	1,846,648	1,382,757	828,653	1,174,355	4,191,039	144,083,638	29.2	131,436,508	29.6
Agricultural and agribusiness loans	4,764,753	7,940,131	4,277,850	2,220,398	252,651	74,864	32,662	29,082	157,858	19,750,249	4.1	21,249,594	4.8
Subtotal	**112,685,350**	**127,994,289**	**30,826,596**	**40,233,712**	**8,834,678**	**5,874,472**	**6,051,275**	**3,829,116**	**17,684,142**	**354,013,630**	**71.9**	**323,185,733**	**72.8**
Leases	394,540	326,138	1,196,455	29,151	16,825	9,440	57,637	25,761	66,726	2,122,673	0.4	2,114,470	0.5
Advances on foreign exchange contracts (2)	9,832,588	2,785,216	2,794,825	1,963,727	52,477	41,460	344,294	57,253	226,053	18,097,893	3.7	11,954,632	2.7
Subtotal	**122,912,478**	**131,105,643**	**34,817,876**	**42,226,590**	**8,903,980**	**5,925,372**	**6,453,206**	**3,912,130**	**17,976,921**	**374,234,196**	**76.0**	**337,254,835**	**76.0**
Other receivables	13,865,399	20,682,111	4,564,500	4,574,761	253,938	385,483	102,118	60,148	588,975	45,077,433	9.1	33,508,835	7.6
Subtotal	**136,777,877**	**151,787,754**	**39,382,376**	**46,801,351**	**9,157,918**	**6,310,855**	**6,555,324**	**3,972,278**	**18,565,896**	**419,311,629**	**85.1**	**370,763,670**	**83.6**
Financial guarantees provided (3)	60,461,261	1,934,116	2,231,796	6,601,196	2,085,698	-	-	-	-	73,314,067	14.9	72,675,797	16.4
Total in 2019	**197,239,138**	**153,721,870**	**41,614,172**	**53,402,547**	**11,243,616**	**6,310,855**	**6,555,324**	**3,972,278**	**18,565,896**	**492,625,696**	**100.0**		
%	**40.0**	**31.2**	**8.5**	**10.8**	**2.3**	**1.3**	**1.3**	**0.8**	**3.8**	**100.0**			
Total in 2018	**173,680,110**	**129,245,186**	**43,087,984**	**50,686,536**	**12,018,048**	**8,578,215**	**5,101,144**	**2,681,827**	**18,360,417**			**443,439,467**	**100.0**
%	**39.2**	**29.1**	**9.7**	**11.4**	**2.7**	**1.9**	**1.2**	**0.6**	**4.1**			**100.0**	

(1) Percentage of each type in relation to the total loan portfolio, excluding sureties and guarantees, loan assignments, acquisition of receivables and co-obligation in rural loan assignments;
(2) Note 10a; and
(3) The provision for losses, associated to the financial guarantees provided, is being assessed as provided by CMN Resolution No. 4,512/16, for more information on the methodology used, see Note 19c.

Notes to the Consolidated Financial Statements

c) Composition of loan operations by risk level and delay situation

I) Levels of risk

On March 31 - R$ thousand

	Levels of risk												
			Non-performing loans (3)										
	AA	A	B	C	D	E	F	G	H	Total in 2019	% (1)	Total in 2018	% (1)
Installments not yet due	**-**	**-**	**1,369,740**	**3,377,833**	**1,913,067**	**1,425,427**	**1,405,979**	**1,211,851**	**4,574,491**	**15,278,388**	**100.0**	**17,087,125**	**100.0**
1 to 30	-	-	171,274	221,906	108,016	86,381	59,624	52,141	246,358	945,700	6.2	997,352	5.8
31 to 60	-	-	117,776	164,108	87,230	66,880	49,923	42,417	204,108	732,442	4.8	841,342	4.9
61 to 90	-	-	106,464	136,099	77,441	60,868	45,633	38,929	183,580	649,014	4.2	777,807	4.6
91 to 180	-	-	182,377	327,559	213,601	168,670	132,299	112,049	507,760	1,644,315	10.8	1,925,281	11.3
181 to 360	-	-	260,453	542,177	347,045	268,466	227,734	195,136	794,909	2,635,920	17.3	3,138,490	18.4
More than 360	-	-	531,396	1,985,984	1,079,734	774,162	890,766	771,179	2,637,776	8,670,997	56.7	9,406,853	55.0
Past-due installments (2)	**-**	**-**	**420,386**	**1,033,248**	**833,767**	**1,225,352**	**775,624**	**703,490**	**5,364,354**	**10,356,221**	**100.0**	**12,075,075**	**100.0**
1 to 14	-	-	7,928	84,027	38,462	36,756	21,530	18,498	174,539	381,740	3.7	494,852	4.1
15 to 30	-	-	401,946	233,237	79,646	50,764	41,886	23,706	154,547	985,732	9.5	1,105,480	9.2
31 to 60	-	-	10,512	699,429	185,402	363,963	70,395	56,716	279,888	1,666,305	16.1	1,806,841	15.0
61 to 90	-	-	-	12,105	504,564	188,699	69,210	48,903	258,613	1,082,094	10.4	1,146,681	9.5
91 to 180	-	-	-	4,450	25,693	575,795	544,503	535,504	914,359	2,600,304	25.1	3,344,023	27.7
181 to 360	-	-	-	-	-	9,375	28,100	20,163	3,522,441	3,580,079	34.6	4,046,769	33.4
More than 360	-	-	-	-	-	-	-	-	59,967	59,967	0.6	130,429	1.1
Subtotal	**-**	**-**	**1,790,126**	**4,411,081**	**2,746,834**	**2,650,779**	**2,181,603**	**1,915,341**	**9,938,845**	**25,634,609**		**29,162,200**	
Specific provision	-	-	17,901	132,332	274,684	795,234	1,090,802	1,340,738	9,938,845	13,590,536		16,438,810	

(1) Percentage of maturities by installment;
(2) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by Resolution No. 2,682/99; and
(3) For contracts with installments past-due for more than 14 days or which have been restructured or where the borrower is bankrupt or in judicial recovery.

Notes to the Consolidated Financial Statements

	On March 31 - R$ thousand												
	Levels of risk												
	Performing loans (2)												
	AA	A	B	C	D	E	F	G	H	Total in 2019	% (1)	Total in 2018	% (1)
Installments not yet due	**136,396,016**	**151,157,414**	**37,496,045**	**42,165,647**	**6,378,117**	**3,327,375**	**4,367,867**	**2,050,160**	**8,540,779**	**391,879,420**	**99.5**	**340,077,193**	**99.6**
1 to 30	12,092,474	21,539,924	5,887,792	6,216,775	693,081	207,020	1,678,281	111,424	996,244	49,423,015	12.5	38,460,950	11.3
31 to 60	7,424,960	11,782,414	3,392,287	4,254,486	237,655	160,587	63,010	176,080	403,376	27,894,855	7.1	26,399,290	7.7
61 to 90	8,296,254	9,354,524	2,648,213	3,322,028	176,817	124,334	713,666	78,137	221,022	24,934,995	6.3	19,678,602	5.8
91 to 180	13,866,051	18,466,248	4,675,219	7,515,890	424,442	296,341	223,100	460,629	458,679	46,386,599	11.8	41,553,551	12.2
181 to 360	20,262,952	23,243,145	6,144,578	6,327,982	1,184,166	469,471	141,918	395,220	564,460	58,733,892	14.9	50,701,925	14.8
More than 360	74,453,325	66,771,159	14,747,956	14,528,486	3,661,956	2,069,622	1,547,892	828,670	5,896,998	184,506,064	46.9	163,282,875	47.8
Past due up to 14 days	**381,861**	**630,340**	**96,205**	**224,623**	**32,967**	**332,701**	**5,854**	**6,777**	**86,272**	**1,797,600**	**0.5**	**1,524,277**	**0.4**
Subtotal	**136,777,877**	**151,787,754**	**37,592,250**	**42,390,270**	**6,411,084**	**3,660,076**	**4,373,721**	**2,056,937**	**8,627,051**	**393,677,020**	**100.0**	**341,601,470**	**100.0**
Generic provision	-	758,939	375,923	1,271,708	641,108	1,098,023	2,186,860	1,439,856	8,627,051	16,399,468		12,343,901	
Total in 2019	**136,777,877**	**151,787,754**	**39,382,376**	**46,801,351**	**9,157,918**	**6,310,855**	**6,555,324**	**3,972,278**	**18,565,896**	**419,311,629**			
Existing provision	-	853,662	434,581	1,522,078	1,413,576	4,697,404	5,490,682	3,898,001	18,565,896	36,875,880			
Minimum required provision	-	758,939	393,824	1,404,040	915,792	1,893,257	3,277,662	2,780,594	18,565,896	29,990,004			
Excess provision	-	94,723	40,757	118,038	497,784	2,804,147	2,213,020	1,117,407	-	6,885,876			
Total in 2018	**115,314,965**	**125,689,969**	**41,723,367**	**42,198,190**	**11,126,630**	**8,567,161**	**5,101,144**	**2,681,827**	**18,360,417**			**370,763,670**	
Existing provision	-	710,158	451,003	1,411,204	1,708,812	5,391,181	4,975,430	2,661,010	18,360,417			35,669,215	
Minimum required provision	-	628,450	417,234	1,265,946	1,112,664	2,570,149	2,550,572	1,877,279	18,360,417			28,782,711	
Excess provision	-	81,708	33,769	145,258	596,148	2,821,032	2,424,858	783,731	-			6,886,504	

(1) Percentage of maturities by installment; and
(2) Transactions past-due for less than 15 days and which have not been restructured and where the borrower is not bankrupt or in judicial recovery.

II) Operations

Exposure	Operation							
	On time	Past-due until 14 days	Past-due 15 to 60 days	Past-due 61 to 90 days	Past-due 91 to 180 days	Past-due 181 to 360 days	Past-due more than 360	Total
Loans	379,995,396	9,666,006	12,928,176	3,048,784	5,818,021	7,693,612	161,634	419,311,629

Notes to the Consolidated Financial Statements

d) Concentration of loans

	On March 31 - R$ thousand			
	2019	% (1)	2018	% (1)
Largest borrower	8,629,222	2.1	8,905,999	2.4
10 largest borrowers	38,197,660	9.1	29,579,665	8.0
20 largest borrowers	55,931,262	13.3	43,792,696	11.8
50 largest borrowers	80,316,627	19.2	65,790,253	17.7
100 largest borrowers	98,791,772	23.6	82,332,371	22.2

(1) Percentage on total portfolio (as defined by Bacen).

e) By economic sector

	On March 31 - R$ thousand			
	2019	%	2018	%
Public sector	**8,798,390**	**2.1**	**9,178,099**	**2.5**
Oil, derivatives and aggregate activities	8,629,222	2.1	8,905,999	2.4
Production and distribution of electricity	2,786	-	2,589	-
Other industries	166,382	-	269,511	0.1
Private sector	**410,513,239**	**97.9**	**361,585,571**	**97.5**
Companies	**211,935,852**	**50.5**	**185,239,543**	**50.0**
Real estate and construction activities	25,693,327	6.1	28,407,869	7.7
Retail	30,213,259	7.2	23,441,178	6.3
Services	21,527,303	5.1	17,872,147	4.8
Transportation and concession	17,978,690	4.3	14,993,680	4.0
Automotive	13,147,496	3.1	9,512,839	2.6
Food products	11,804,778	2.8	9,156,100	2.5
Wholesale	11,097,559	2.6	8,923,004	2.4
Production and distribution of electricity	4,480,598	1.1	6,661,671	1.8
Iron and steel industry	7,983,854	1.9	7,029,045	1.9
Sugar and alcohol	7,709,188	1.8	7,025,419	1.9
Holding	3,953,340	0.9	3,673,288	1.0
Capital goods	3,347,686	0.8	3,123,320	0.8
Pulp and paper	3,133,970	0.7	2,743,598	0.7
Chemical	3,968,272	0.9	3,408,867	0.9
Cooperative	2,418,671	0.6	3,390,135	0.9
Financial	2,445,141	0.6	2,655,094	0.7
Leisure and tourism	3,188,566	0.8	2,557,819	0.7
Textiles	2,052,460	0.5	1,788,534	0.5
Agriculture	1,949,157	0.5	1,807,053	0.5
Oil, derivatives and aggregate activities	2,357,398	0.6	2,048,175	0.6
Other industries	31,485,139	7.5	25,020,708	6.7
Individuals	**198,577,387**	**47.4**	**176,346,028**	**47.6**
Total	**419,311,629**	**100.0**	**370,763,670**	**100.0**

Notes to the Consolidated Financial Statements

f) Breakdown of loans and allowance for loan losses

Level of risk	On March 31 - R$ thousand							
	Portfolio balance							
	Non-performing loans			Performing loans	Total	% (1)	% 2019 YTD (2)	% 2018 YTD (2)
	Installments past due	Installments not yet due	Total - non-performing loans					
AA	-	-	-	136,777,877	136,777,877	32.6	32.6	31.1
A	-	-	-	151,787,754	151,787,754	36.2	68.8	65.0
B	420,386	1,369,740	1,790,126	37,592,250	39,382,376	9.4	78.2	76.2
C	1,033,248	3,377,833	4,411,081	42,390,270	46,801,351	11.2	89.4	87.6
Subtotal	**1,453,634**	**4,747,573**	**6,201,207**	**368,548,151**	**374,749,358**	**89.4**		
D	833,767	1,913,067	2,746,834	6,411,084	9,157,918	2.2	91.6	90.6
E	1,225,352	1,425,427	2,650,779	3,660,076	6,310,855	1.5	93.1	92.9
F	775,624	1,405,979	2,181,603	4,373,721	6,555,324	1.6	94.7	94.3
G	703,490	1,211,851	1,915,341	2,056,937	3,972,278	0.9	95.6	95.0
H	5,364,354	4,574,491	9,938,845	8,627,051	18,565,896	4.4	100.0	100.0
Subtotal	**8,902,587**	**10,530,815**	**19,433,402**	**25,128,869**	**44,562,271**	**10.6**		
Total in 2019	**10,356,221**	**15,278,388**	**25,634,609**	**393,677,020**	**419,311,629**	**100.0**		
%	**2.5**	**3.6**	**6.1**	**93.9**	**100.0**			
Total in 2018	**12,075,075**	**17,087,125**	**29,162,200**	**341,601,470**	**370,763,670**			
%	**3.3**	**4.6**	**7.9**	**92.1**	**100.0**			

(1) Percentage of level of risk in relation to the total portfolio; and
(2) Cumulative percentage of level of risk in relation to the total portfolio.

Notes to the Consolidated Financial Statements

Level of risk	On March 31 - R$ thousand									
	Provision									
	% Minimum provisioning required	Minimum required					Excess	Existing	% 2019 YTD (1)	% 2018 YTD (1)
		Specific			Generic	Total				
		Installments past due	Installments not yet due	Total specific						
AA	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	758,939	758,939	94,723	853,662	0.6	0.6
B	1.0	4,204	13,697	17,901	375,923	393,824	40,757	434,581	1.1	1.1
C	3.0	30,997	101,335	132,332	1,271,708	1,404,040	118,038	1,522,078	3.3	3.3
Subtotal		**35,201**	**115,032**	**150,233**	**2,406,570**	**2,556,803**	**253,518**	**2,810,321**	**0.7**	**0.8**
D	10.0	83,377	191,307	274,684	641,108	915,792	497,784	1,413,576	15.4	15.4
E	30.0	367,606	427,628	795,234	1,098,023	1,893,257	2,804,147	4,697,404	74.4	62.9
F	50.0	387,812	702,990	1,090,802	2,186,860	3,277,662	2,213,020	5,490,682	83.8	97.5
G	70.0	492,443	848,295	1,340,738	1,439,856	2,780,594	1,117,407	3,898,001	98.1	99.2
H	100.0	5,364,354	4,574,491	9,938,845	8,627,051	18,565,896	-	18,565,896	100.0	100.0
Subtotal		**6,695,592**	**6,744,711**	**13,440,303**	**13,992,898**	**27,433,201**	**6,632,358**	**34,065,559**	**76.4**	**72.2**
Total in 2019		**6,730,793**	**6,859,743**	**13,590,536**	**16,399,468**	**29,990,004**	**6,885,876**	**36,875,880**	**8.8**	
%		**18.2**	**18.6**	**36.8**	**44.5**	**81.3**	**18.7**	**100.0**		
Total in 2018		**8,261,511**	**8,177,299**	**16,438,810**	**12,343,901**	**28,782,711**	**6,886,504**	**35,669,215**		**9.6**
%		**23.2**	**22.9**	**46.1**	**34.6**	**80.7**	**19.3**	**100.0**		

(1) Percentage of existing provision in relation to total portfolio, by level of risk.

Notes to the Consolidated Financial Statements

g) Changes in allowance for loan losses

	R$ thousand	
	2019	**2018**
- **Specific provision (1)**	**14,039,739**	**16,828,454**
- **Generic provision (2)**	**14,061,801**	**12,699,936**
- **Excess provision (3)**	**6,881,309**	**6,895,477**
Opening balance on December 31	**34,982,849**	**36,423,867**
Accounting for allowance for loan losses (Note 9h-1)	6,258,796	4,579,695
Write-offs	(4,373,981)	(5,340,398)
Exchange variation	8,216	6,051
Closing balance on March 31	**36,875,880**	**35,669,215**
- **Specific provision (1)**	**13,590,536**	**16,438,810**
- **Generic provision (2)**	**16,399,468**	**12,343,901**
- **Excess provision (3)**	**6,885,876**	**6,886,504**

(1) For contracts with installments past-due for more than 14 days;
(2) Recognized based on the customer/transaction classification and therefore not included in the preceding item; and
(3) The excess provision is recognized based on Management's experience and the expectation in relation to the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risk, when considered together with the provision calculated based on levels of risk and the corresponding minimum percentage in the provision established by Resolution No. 2,682/99. The excess provision per customer was classified according to the level of risk (Note 9f).

h) Allowance for Loan Losses expense net of amounts recovered

Expenses with the allowance for loan losses, net of credit write-offs recovered, are as follows.

	Three months ended on March 31 - R$ thousand	
	2019	**2018**
Amount recorded	6,258,796	4,579,695
Amount recovered (1) (2)	(3,006,115)	(1,436,599)
Allowance for Loan Losses expense net of amounts recovered	**3,252,681**	**3,143,096**

(1) Classified in income from loans (Note 9j); and
(2) In the first quarter of 2018, there were credit granted for operations already written-off for losses, without the retention of risks and benefits in the amount of R$5,323,120 thousand, whose sale value was R$110,189 thousand.

Notes to the Consolidated Financial Statements

i) Changes in the renegotiated portfolio

	On March 31 - R$ thousand	
	2019	**2018**
Opening balance on December 31	**17,143,212**	**17,183,869**
Amount renegotiated	5,467,391	3,016,875
Amount received	(2,349,049)	(2,196,324)
Write-offs	(1,280,356)	(1,527,163)
Closing balance on March 31	**18,981,198**	**16,477,257**
Allowance for loan losses	15,240,205	12,595,196
Percentage on renegotiated portfolio	80.3%	76.4%

j) Income from loans and leases

	Three months ended on March 31 - R$ thousand	
	2019	**2018**
Discounted trade receivables and loans	11,464,806	11,025,283
Financing	4,061,851	3,775,530
Agricultural and agribusiness loans	383,830	432,306
Subtotal	**15,910,487**	**15,233,119**
Recovery of credits charged-off as losses	3,006,115	1,436,599
Subtotal	**18,916,602**	**16,669,718**
Leases, net of expenses	51,835	72,851
Total	**18,968,437**	**16,742,569**

10) OTHER RECEIVABLES

a) Foreign exchange portfolio

Balances

	On March 31 - R$ thousand	
	2019	**2018**
Assets – other receivables		
Exchange purchases pending settlement	28,957,597	19,288,564
Foreign exchange and forward documents in foreign currencies	21,714	42,717
Exchange sale receivables	11,469,400	7,861,940
(-) Advances in domestic currency received	(298,537)	(431,493)
Income receivable on advances granted	339,349	157,929
Total	**40,489,523**	**26,919,657**
Liabilities – other liabilities		
Exchange sales pending settlement	11,779,811	8,298,649
Exchange purchase payables	28,049,485	18,907,511
(-) Advances on foreign exchange contracts	(18,097,893)	(11,954,632)
Other	1,785	3,610
Total	**21,733,188**	**15,255,138**
Net foreign exchange portfolio	**18,756,335**	**11,664,519**
Off-balance-sheet accounts:		
- Loans available for import	418,464	415,733
- Confirmed exports loans	125,598	102,929

Notes to the Consolidated Financial Statements

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

	Three months ended on March 31 - R$ thousand	
	2019	**2018**
Foreign exchange income	**1,424,934**	**(98,572)**
Adjustments:		
- Income on foreign currency financing (1)	58,849	35,552
- Income on export financing (1)	445,526	360,592
- Expenses of liabilities with foreign bankers (2) (Note 16c)	(1,046,633)	(145,446)
- Funding expenses (3)	(445,178)	(370,896)
- Other (4)	(164,999)	508,882
Total adjustments	**(1,152,435)**	**388,684**
Adjusted foreign exchange income	**272,499**	**290,112**

(1) Recognized in "Income from loans";

(2) Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in "Borrowing and on-lending expenses";

(3) Refers to funding expenses of investments in foreign exchange; and

(4) Primarily includes the exchange rate variations of resources invested in foreign currency.

b) Sundry

	On March 31 - R$ thousand	
	2019	**2018**
Deferred tax assets (Note 33c)	54,838,483	52,397,447
Credit card operations	28,074,927	27,890,219
Debtors for escrow deposits	18,846,908	17,944,848
Trade and credit receivables	16,339,420	8,160,961
Prepaid taxes	13,093,978	10,668,016
Other debtors	3,289,914	4,933,673
Payments to be reimbursed	782,548	792,134
Receivables from sale of assets	185,480	215,199
Other	784,433	726,864
Total	**136,236,091**	**123,729,361**

Notes to the Consolidated Financial Statements

11) OTHER ASSETS

a) Foreclosed assets/other

	On March 31 - R$ thousand			
	Cost	Allowance for losses	Cost net of provision	
			2019	2018
Real estate	2,508,588	(1,403,039)	1,105,549	1,230,843
Vehicles and similar	545,961	(297,621)	248,340	279,654
Inventories/warehouse	13,755	-	13,755	28,299
Machinery and equipment	5,848	(3,509)	2,339	1,366
Other	11,597	(11,597)	-	1,213
Total in 2019	**3,085,749**	**(1,715,766)**	**1,369,983**	
Total in 2018	**2,976,856**	**(1,435,481)**		**1,541,375**

b) Prepaid expenses

	On March 31 - R$ thousand	
	2019	2018
Deferred insurance acquisition costs (1)	939,615	1,032,506
Commission on the placement of loans and financing (2)	565,306	413,277
Advertising and marketing expenses (3)	178,221	110,302
Other (4)	793,605	1,094,601
Total	**2,476,747**	**2,650,686**

(1) Commissions paid to brokers and representatives on sale of insurance, pension plans and capitalization bond products;
(2) Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;
(3) Prepaid expenses of future advertising and marketing campaigns on media; and
(4) It includes, primarily: (i) anticipation of commissions concerning the operational agreement to offer credit cards and other products; and (ii) card issue costs.

12) INVESTMENTS

a) Composition of investments in the consolidated financial statements

Associates and Jointly Controlled Companies	On March 31 - R$ thousand	
	2019	2018
- Cielo S.A.	4,028,408	4,299,960
- Elo Participações S.A.	1,325,839	1,112,249
- Fleury S.A.	703,976	687,796
- IRB-Brasil Resseguros S.A.	620,077	498,769
- Swiss Re Corporate Solutions Brasil	335,267	459,742
- Aquarius Participações S.A. (1)	33,125	290,897
- Haitong Banco de Investimento do Brasil S.A.	101,299	107,174
- Others	483,351	399,070
Total investment in Associates and Jointly Controlled Companies – in Brazil and Overseas	**7,631,342**	**7,855,657**
- Tax incentives	95,540	234,717
- Other investments	142,613	168,140
Provision for:		
- Tax incentives	(51,445)	(207,933)
- Other investments	(32,379)	(46,802)
Total investments	**7,785,671**	**8,003,779**

(1) In December 2018, the partial spin-off of Fidelity Processadora S.A. occurred, a company controlled by Aquarius Participações S.A.

Notes to the Consolidated Financial Statements

b) The income/expense from the equity method accounting of investments was recognized in the statement of income, under "Share of profit (loss) of unconsolidated and jointly controlled companies", and are demonstrated below:

Companies	Three months ended on March 31 - R$ thousand							
	Capital	Shareholders' equity adjusted	Number of shares held (in thousands)		Equity interest consolidated on capital stock	Adjusted income	Equity accounting adjustments (1)	
			Ordinary (ON)	Preferential (PN)			2019	2018
- Elo Participações S.A. (2)	1,052,000	2,651,148	372	-	50.01%	129,834	64,930	67,609
- Aquarius Participações S.A. (3)	63,600	67,602	30,541	623	49.00%	1,520	745	27,268
- Haitong Banco de Investimento do Brasil S.A.	420,000	506,495	12,734	12,734	20.00%	6,195	1,239	952
- Others (4)	-	-	-	-	-	-	219,647	332,016
Share of profit (loss) of unconsolidated and jointly controlled companies							**286,561**	**427,845**

(1) The adjustment considers income periodically calculated by the companies and includes equity variations recognized by the investees not recognized in profit or loss, as well as alignment of accounting practice adjustments, where applicable;
(2) Investment in jointly controlled companies;
(3) In December 2018, the partial spin-off of Fidelity Processadora S.A. occurred, a company controlled by Aquarius Participações S.A.; and
(4) Includes, primarily, the adjustments resulting from the assessment by the equity method in public companies (Cielo S.A., Fleury S.A. and IRB-Brasil Resseguros S.A.).

Notes to the Consolidated Financial Statements

13) PREMISES AND EQUIPMENT

	On March 31 - R$ thousand				
	Annual depreciation rate	Cost	Depreciation	Cost net of depreciation	
				2019	2018
Property and equipment:					
- Buildings	4%	2,344,393	(720,093)	1,624,300	1,627,160
- Land	-	828,923	-	828,923	825,445
Facilities, furniture and premises and equipment	10%	5,714,887	(2,777,704)	2,937,183	2,376,303
Security and communication systems	10%	383,737	(239,159)	144,578	135,997
Data processing systems	20 to 40%	8,427,776	(5,311,362)	3,116,414	2,760,938
Transportation systems	10 to 20%	97,806	(64,073)	33,733	36,892
Fixed Assets in course	-	86,693	-	86,693	48,913
Total in 2019		**17,884,215**	**(9,112,391)**	**8,771,824**	
Total in 2018		**16,258,570**	**(8,446,922)**		**7,811,648**

The fixed assets to shareholders' equity ratio is 35.3% when considering only the companies and payment institutions within the economic group (the "Prudential Conglomerate"), where the maximum limit is 50.0% as required by Resolution No 2,669/99.

14) INTANGIBLE ASSETS

a) Goodwill

The goodwill recognized from investment acquisitions totaled R$7,157,970 thousand, net of accumulated amortization, as applicable, of which: (i) R$1,717,222 thousand recognized in 'Permanent Assets – Investments' arose from the acquisition of shares of associates and jointly controlled companies (Cielo/Fleury/Swiss Re); and (ii) R$5,440,748 thousand arose from the acquisition of shares of subsidiaries, relating to the future profitability/client portfolio/fair value, which is amortized in up to twenty years, net of accrued amortizations, if applicable, recognized in Fixed Assets – Intangible Assets.

In the first quarter of 2019, goodwill was amortized totaling R$404,199 thousand (R$611,513 thousand in 2018) (Note 28).

b) Intangible assets

Acquired intangible assets consist of:

	On March 31 - R$ thousand				
	Rate of Amortization (1)	Cost	Amortization	Cost net of amortization	
				2019	2018
Acquisition of financial services rights	Contract	6,771,074	(2,152,208)	4,618,866	3,912,946
Software (2)	20%	11,009,341	(7,700,157)	3,309,184	3,604,218
Goodwill (3)	Up to 20%	11,955,809	(6,515,062)	5,440,747	6,735,912
Other	Contract	49,384	(26,811)	22,573	33,688
Total in 2019		**29,785,608**	**(16,394,238)**	**13,391,370**	
Total in 2018		**29,098,312**	**(14,811,548)**		**14,286,764**

(1) Intangible assets are amortized over an estimated period of economic benefit, composed of: (i) Software and Other recorded under "Other Administrative Expenses"; and (ii) Acquisition of Payroll and Goodwill in "Other Operating Expenses";
(2) Software acquired and/or developed by specialized companies; and
(3) On March 31, 2019, primarily composed of goodwill on the acquisition of equity interest in Bradescard - R$536,728 thousand, Odontoprev - R$32,473 thousand, Odonto System – R$195,056 thousand, Bradescard Mexico - R$15,153 thousand, Bradesco BBI S.A. - R$96,563 thousand, Kirton Bank - R$4,117,845 thousand, Fidelity Processadora - R$211,301 thousand and RCB Investimentos - R$229,115 thousand (value subject to change due to price adjustment).

Notes to the Consolidated Financial Statements

c) Changes in intangible assets by type

	On March 31 - R$ thousand			
	Opening balance (1)	**Additions / (reductions)**	**Amortization for the period**	**Closing balance**
Acquisition of financial services rights	4,795,136	145,012	(321,282)	4,618,866
Software	3,241,280	336,650	(268,746)	3,309,184
Goodwill – Future profitability	3,404,652	8,078	(240,660)	3,172,070
Goodwill – Based on intangible assets and other reasons	1,798,358	-	(161,458)	1,636,900
Goodwill – Difference in fair value of assets/liabilities	633,858	-	(2,081)	631,777
Other	22,067	1,756	(1,250)	22,573
Total in 2019	**13,895,351**	**491,496**	**(995,477)**	**13,391,370**
Total in 2018	**15,233,850**	**263,264**	**(1,210,350)**	**14,286,764**

(1) Opening balance on December 31, 2018.

Notes to the Consolidated Financial Statements

15) DEPOSITS, SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a) Deposits

	On March 31 - R$ thousand					
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2019	2018
• Demand deposits (1)	32,157,527	-	-	-	**32,157,527**	**33,186,022**
• Savings deposits (1)	108,574,753	-	-	-	**108,574,753**	**101,777,091**
• Interbank deposits	23,720	313,903	7,970	21,188	**366,781**	**1,647,899**
• Time deposits (2)	7,934,164	17,202,683	33,996,312	125,802,849	**184,936,008**	**135,047,583**
Total in 2019	**148,690,164**	**17,516,586**	**34,004,282**	**125,824,037**	**326,035,069**	
%	**45.6**	**5.4**	**10.4**	**38.6**	**100.0**	
Total in 2018	**143,649,045**	**11,171,906**	**11,678,918**	**105,158,726**		**271,658,595**
%	**52.9**	**4.1**	**4.3**	**38.7**		**100.0**

(1) Classified as 1 to 30 days, not considering average historical turnover; and
(2) Considers the actual maturities of the investments.

b) Securities sold under agreements to repurchase

	On March 31 - R$ thousand					
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2019	2018
Own portfolio	**111,438,971**	**6,436,584**	**70,255**	**1,080,627**	**119,026,437**	**108,248,299**
• Government securities	100,673,157	207,650	68,827	-	100,949,634	76,735,250
• Debentures of own issuance	6,076,262	2,276,516	752	28,052	8,381,582	22,194,712
• Foreign	4,689,552	3,952,418	676	1,052,575	9,695,221	9,318,337
Third-party portfolio (1)	**76,311,159**	-	-	-	**76,311,159**	**110,419,012**
Unrestricted portfolio (1)	**5,580,333**	**422,065**	-	-	**6,002,398**	**10,216,681**
Total in 2019	**193,330,463**	**6,858,649**	**70,255**	**1,080,627**	**201,339,994**	
%	**96.1**	**3.4**	-	**0.5**	**100.0**	
Total in 2018	**207,176,768**	**7,037,036**	**10,572,118**	**4,098,070**		**228,883,992**
%	**90.5**	**3.1**	**4.6**	**1.8**		**100.0**

(1) Represented by government securities.

Notes to the Consolidated Financial Statements

c) Funds from issuance of securities

	On March 31 - R$ thousand					
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2019	2018
Securities – Brazil:						
- Financial bills	6,563,729	10,424,592	24,770,628	70,273,590	112,032,539	101,627,964
- Letters of credit for real estate	955,076	11,780,443	10,502,847	1,928,498	25,166,864	26,355,375
- Letters of credit for agribusiness	1,075,865	6,554,849	2,654,855	2,604,274	12,889,843	11,292,023
- Letters of credit property guaranteed (2)	-	-	-	2,761,625	2,761,625	-
Subtotal	**8,594,670**	**28,759,884**	**37,928,330**	**77,567,987**	**152,850,871**	**139,275,362**
Securities – Overseas:						
- Securitization of future flow of money orders received from overseas	13,594	377,609	516,415	1,746,769	2,654,387	2,212,867
- MTN Program Issues (1)	14,691	19,430	-	1,248,495	1,282,616	675,723
- Issuance costs	-	-	(205)	(19,412)	(19,617)	(18,774)
Subtotal	**28,285**	**397,039**	**516,210**	**2,975,852**	**3,917,386**	**2,869,816**
Structured Operations Certificates	**91,049**	**174,731**	**266,686**	**206,087**	**738,553**	**444,648**
Total in 2019	**8,714,004**	**29,331,654**	**38,711,226**	**80,749,926**	**157,506,810**	
%	**5.5**	**18.6**	**24.6**	**51.3**	**100.0**	
Total in 2018	**6,491,541**	**38,595,653**	**32,019,474**	**65,483,158**		**142,589,826**
%	**4.5**	**27.1**	**22.5**	**45.9**		**100.0**

(1) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term; and

(2) Funding is secured by the Real Estate Credit Portfolio, for the amount of R$3,557,010 thousand, which meets all Central Bank (BACEN) Resolution No. 4,598/17 requirements: 128.78% sufficiency (including fiduciary agent remuneration), liquidity; the asset portfolio's weighted average tenor being 245 months, issuing LIGs (secured real estate notes or 'covered bonds') with tenor 34 months, none due within 180 days, receivables corresponding to 0.32% of total assets and 40.92% of the properties' guarantee amount. The credit portfolio's guarantor assets are mostly rated AA and A (81.27% and 13.17% respectively). In addition, the LIG Issue and the asset portfolio management policy, as required by Article 11 of BACEN Resolution No. 4,598/17, can be found at the Bradesco RI website.

Notes to the Consolidated Financial Statements

d) Movement of funds from issuance of securities

	R$ thousand	
	2019	2018
Opening balance on December 31	**147,720,730**	**135,011,308**
Issuance	18,736,370	23,551,222
Interest	2,318,372	2,182,416
Settlement and interest payments	(11,291,791)	(18,169,821)
Exchange variation	23,129	14,701
Closing balance on March 31	**157,506,810**	**142,589,826**

e) Cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds

	Three months ended on March 31 - R$ thousand	
	2019	2018
Savings deposits	1,192,983	1,170,820
Time deposits	1,941,648	1,188,934
Securities sold under agreements to repurchase	3,079,863	4,147,952
Funds from issuance of securities	2,318,372	2,182,416
Subordinated debts (Note 18)	953,851	887,749
Other funding expenses	153,694	156,248
Subtotal	**9,640,411**	**9,734,119**
Cost for inflation and interest adjustment of technical provisions of insurance, pension plans and capitalization bonds	**4,100,811**	**3,821,387**
Total	**13,741,222**	**13,555,506**

16) BORROWING AND ON-LENDING

a) Borrowing

	On March 31 - R$ thousand					
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2019	2018
In Brazil - Other Institutions	**2,281**	**-**	**-**	**8,980**	**11,261**	**2,232**
Overseas	**5,225,786**	**18,492,183**	**7,658,981**	**1,874,623**	**33,251,573**	**19,449,595**
Total in 2019	**5,228,067**	**18,492,183**	**7,658,981**	**1,883,603**	**33,262,834**	
%	**15.7**	**55.6**	**23.0**	**5.7**	**100.0**	
Total in 2018	**1,840,079**	**11,684,166**	**4,477,807**	**1,449,775**		**19,451,827**
%	**9.5**	**60.1**	**23.0**	**7.4**		**100.0**

b) On-lending

	On March 31 - R$ thousand					
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2019	2018
In Brazil	**878,791**	**3,317,336**	**3,189,558**	**17,216,682**	**24,602,367**	**28,282,930**
- FINAME	469,899	2,355,705	2,052,264	9,083,041	13,960,909	15,916,543
- BNDES	408,767	961,631	1,017,377	8,133,641	10,521,416	12,291,997
- National Treasury	-	-	118,598	-	118,598	72,879
- Other institutions	125	-	1,319	-	1,444	1,511
Total in 2019	**878,791**	**3,317,336**	**3,189,558**	**17,216,682**	**24,602,367**	
%	**3.6**	**13.5**	**13.0**	**69.9**	**100.0**	
Total in 2018	**813,295**	**4,900,168**	**3,920,417**	**18,649,050**		**28,282,930**
%	**2.9**	**17.3**	**13.9**	**65.9**		**100.0**

Notes to the Consolidated Financial Statements

c) Borrowing and on-lending expenses

	Three months ended on March 31 - R$ thousand	
	2019	**2018**
Borrowing:		
- In Brazil	6,593	91,094
- Overseas	712,830	308,756
- Exchange variation from assets and liabilities overseas	(209,924)	(105,943)
Subtotal borrowing	**509,499**	**293,907**
On-lending in Brazil:		
- BNDES	192,749	237,628
- FINAME	207,984	171,619
- National Treasury	1,292	1,265
- Other institutions	-	1
On-lending overseas:		
- Payables to foreign bankers (Note 10a)	1,046,633	145,446
Subtotal on-lending	**1,448,658**	**555,959**
Total	**1,958,157**	**849,866**

17) PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a) Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b) Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

I - Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid “overtime”, pursuant to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For proceedings with similar characteristics and for which there has been no official court decision, the provision is recognized based on the average calculated value of payments made for labor complaints settled in the past 12 months; and for proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history.

Notes to the Consolidated Financial Statements

Overtime is monitored by using electronic time cards and paid regularly during the employment contract, so that the claims filed by former Bradesco employees do not represent individually relevant amounts.

II - Civil claims

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not have a significant impact on the Organization's financial position.

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government's economic policy to reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss, of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ), such as, for example, the application of default interest in executions arising from Public Civil Actions, interest payments and succession.

In December 2017, with the mediation of the Attorney's General Office (AGU), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018, the period of adhesion for interested parties is for two (02) years from this date. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer. It is important to note that Bradesco understands that the provisioning was made to cover the eligible proceedings to the related agreement. The proceedings that are not in the scope of the agreement, including those related to merged banks are evaluated individually based on the procedural stage they are in.

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

III - Provision for tax risks

The Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recognized in full, although there is a good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these provisions for cases for which the risk of loss is deemed as probable and legal obligations is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

- PIS and COFINS – R$2,565,428 thousand (R$2,514,742 thousand in 2018): a request for authorization to calculate and pay PIS and COFINS based on effective billing, as set forth in Article 2 of Supplementary Law No. 70/91, removing from the calculation base the unconstitutional inclusion of other revenues other than those billed;

Notes to the Consolidated Financial Statements

- Pension Contributions – R$1,749,243 thousand (R$1,511,346 thousand in 2018): official notifications related to the pension contributions made to private pension plans, considered by the authorities to be employee compensation subject to the incidence of mandatory pension contributions and to an isolated fine for not withholding IRRF on such financial contributions;

- IRPJ/CSLL on losses of credits – R$1,237,832 thousand (R$1,628,319 thousand in 2018): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

- IRPJ/CSLL on MTM - R$610,062 thousand: assessment received in December 2018 challenging the deduction of certain mark-to-market gains from securities in the calculation of IRPJ and CSLL in 2007;

- INSS Autonomous Brokers – R$475,370 thousand (R$652,723 thousand in 2018): The Bradesco Organization is questioning the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law No. 8,212/91, as new wording in Law No. 9,876/99; and

- INSS – Contribution to SAT – R$421,410 thousand (R$405,170 thousand in 2018): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, is questioned the classification of banks at the highest level of risk, with respect to Work Accident Risk – RAT, which eventually raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07.

In general, the provisions relating to lawsuits are classified as non-current, due to the unpredictability of the duration of the proceedings in the Brazilian justice system. For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be finalized.

IV - Provisions by nature

	On March 31 - R$ thousand	
	2019	**2018**
Labor claims	5,945,689	5,760,051
Civil claims	5,724,663	5,381,613
Provision for tax risks	8,028,706	7,700,999
Total (Note 19b)	**19,699,058**	**18,842,663**

V - Changes in provisions

	R$ thousand		
	2019		
	Labor	**Civil**	**Tax (1)**
Balance on December 31, 2018	**5,983,603**	**5,614,362**	**8,204,206**
Adjustment for inflation	165,106	132,633	73,086
Provisions, net of (reversals and write-offs) (1)	252,941	325,237	(244,828)
Payments	(455,961)	(347,569)	(3,758)
Balance on March 31, 2019	**5,945,689**	**5,724,663**	**8,028,706**

(1) Includes reversal of IR and CS on losses on receivables in the amount of R$230,852 thousand.

c) Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the

Notes to the Consolidated Financial Statements

related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements. The main proceedings in this category are the following:

- IRPJ and CSLL – 2006 to 2013 – R$6,923,062 thousand (R$6,323,649 thousand in 2018), relating to goodwill amortization being disallowed on the acquisition of investments;

- COFINS – R$5,110,980 thousand (R$4,944,665 thousand in 2018): Fines and disallowances of Cofins loan compensations, released after a favorable decision in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base was discussed for revenues other than those from billing (Law No. 9,718/98);

- Leasing companies' Tax on Services of any Nature (ISSQN), R$2,511,906 thousand (R$2,413,331 thousand in 2018) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected;

- IRPJ and CSLL deficiency note – 2004 to 2012 – R$1,777,013 thousand (R$2,459,455 thousand in 2018): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;

- IRPJ and CSLL deficiency note – 2012 and 2013 – R$1,708,533 thousand (R$515,090 thousand in 2018): due to the disallowance of operating expenses (CDI), related to resources that were capitalized between the companies of the Organization;

- PIS and COFINS notifications and disallowances of compensations – R$1,460,500 thousand (R$1,410,874 thousand in 2018): related to the unconstitutional extension of the basis of calculation intended for other income other than the billing (Law No. 9,718/98), from acquired companies;

- Social Security Contribution Taxes – 2014 and 2015 – R$1,199,423 thousand: related to food and meal allowance made available to employees through card and not "in natura", according to the Worker's Food Program – PAT;

- IRPJ and CSLL deficiency note – R$868,107 thousand (R$569,956 thousand in 2018): relating to disallowance of expenses with credit losses; and

- IRPJ and CSLL deficiency note – 2008 and 2009 – R$534,663 thousand (R$494,361 thousand in 2018): relating to profit of subsidiaries based overseas.

d) Other matters

On May 31, 2016, three members of Bradesco's Board of Executive Officers have been charged by the Brazilian Federal Police under the so-called "Operation Zealots", which investigates the alleged improper performance of members of CARF - Administrative Council of Tax Appeals. On July 28, 2016, the Public Prosecutor's Office filed charges against the three members of the Board of Executive Officers, and a former member of the Board of Directors, which was received by the Federal District Judiciary Section's 10th Federal Court Judge. Currently, only two members of Bradesco's Board of Executive Officers remain in the process. The business executives presented their responses in the criminal case, pointing out facts and evidence demonstrating their innocence. The investigation phase of the process was already completed, and is currently waiting for the decision of the first degree court.

The Company's Management conducted a careful internal evaluation of records and documents related to the matter and found no evidence of any illegal conduct practiced by its representatives. Bradesco provided all of the information to the authorities and competent regulatory bodies, both in Brazil and abroad.

As a result of the news about the Operation Zealots, a Class Action was filed against Bradesco and three members of its Board of Executive Officers before the District Court of New York, on June 3,

Notes to the Consolidated Financial Statements

2016, based on Section 10 (b) and 20 (a) of the Securities Exchange Act of 1934. The demand is based on the allegation that investors who purchased preferred American Depositary Shares ("ADS") of Bradesco between April 30, 2012 and July 27, 2016 had suffered losses caused by alleged violation regarding the American laws of capital markets. On September 29, 2017, the Court limited the proposed class to investors who purchased preferred ADS Bradesco between August 8, 2014 and July 27, 2016, as well as excluding one of the executives. The Class Action is currently, in the phase of pre-trial Discovery, and is awaiting a decision regarding the petition of class certification by the Lead Plaintiff, which Bradesco has already contested.

Bradesco was also summoned by the Corregedoria Geral do Ministério da Fazenda for the opening of an administrative investigation to verify the need to file an Administrative Accountability Process ("PAR"). The Administrative Accountability Process may imply the application of fine and/or be mentioned in public lists that may eventually bring restrictions on business with public entities.

Notes to the Consolidated Financial Statements

18) SUBORDINATED DEBT

a) Composition by maturity

	On March 31 - R$ thousand			
	Original term in years	Nominal amount	2019	2018
In Brazil:				
Subordinated CDB:				
2019	10	20,000	72,043	64,090
Financial bills:				
2018 (1)	6	-	-	6,211,215
2019 (2)	6	-	-	36,879
2018 (1)	7	-	-	325,581
2019	7	3,151,124	3,503,788	3,502,163
2020	7	1,700	3,108	2,858
2022	7	4,305,011	6,121,240	5,705,481
2023	7	1,359,452	1,861,905	1,731,662
2024	7	67,450	82,279	75,463
2025 (3)	7	5,425,906	5,671,061	-
2019	8	12,245	31,453	29,016
2020	8	28,556	60,713	55,590
2021	8	1,236	2,239	2,067
2023	8	1,706,846	2,516,310	2,314,235
2024	8	136,695	176,096	162,466
2025	8	6,193,653	6,331,017	6,316,994
2026 (3)	8	870,300	909,191	-
2021	9	7,000	14,301	13,357
2024	9	4,924	7,667	6,808
2025	9	400,944	498,790	464,773
2027 (3)	9	144,900	151,916	-
2021	10	19,200	46,124	41,475
2022	10	54,143	111,022	101,525
2023	10	688,064	1,162,141	1,083,795
2025	10	284,137	467,846	406,128
2026	10	361,196	491,233	448,898
2027	10	258,743	302,381	279,293
2028 (3)	10	248,300	263,774	-
2026	11	3,400	4,530	4,163
2027	11	47,046	59,460	55,061
2028	11	74,764	86,263	78,821
Perpetual (3)		9,201,200	9,426,846	5,104,783
Subtotal in Brazil			**40,436,737**	**34,624,640**
Overseas:				
2019	10	1,333,575	2,923,621	2,493,785
2021	11	2,766,650	6,304,872	5,374,841
2022	11	1,886,720	4,300,909	3,666,825
Issuance costs on funding			(8,231)	(11,829)
Subtotal overseas			**13,521,171**	**11,523,622**
Total (4) (5)			**53,957,908**	**46,148,262**

(1) Subordinated debt transactions that matured in 2018;
(2) Transactions in subordinated debt due in the first quarter of 2019;
(3) Issues of financial letters subordinate were recognized under the heading "Eligible Debt Capital Instruments";
(4) It includes the amount of R$35,429,807 thousand (R$23,155,027 thousand in 2018), referring to subordinated debts recognized in "Eligible Debt Capital Instruments"; and
(5) The information on results is presented on Note 15e, cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds.

Notes to the Consolidated Financial Statements

b) Movement of subordinated debts

	R$ thousand	
	2019	**2018**
Opening balance on December 31	**53,643,444**	**50,179,401**
Interest	953,851	887,749
Settlement and interest payments	(716,486)	(4,974,473)
Exchange variation	77,099	55,585
Closing balance on March 31	**53,957,908**	**46,148,262**

19) OTHER LIABILITIES

a) Tax and social security

	On March 31 - R$ thousand	
	2019	**2018**
Provision for deferred income tax (Note 33e)	4,853,653	5,265,594
Taxes and contributions on profit payable	1,518,756	1,303,213
Taxes and contributions payable	1,260,223	1,105,568
Total	**7,632,632**	**7,674,375**

b) Sundry

	On March 31 - R$ thousand	
	2019	**2018**
Credit card operations	3,396,962	5,460,915
Civil, tax and labor provisions (Note 17b)	19,699,058	18,842,663
Loan assignment obligations	6,739,634	7,894,081
Provision for payments	7,304,889	7,506,586
Sundry creditors	4,355,784	4,191,922
Liabilities for acquisition of assets and rights	1,922,482	1,362,537
Obligations by quotas of investment funds	1,120,629	1,662,013
Other (1)	4,672,966	4,574,204
Total	**49,212,404**	**51,494,921**

(1) Includes a specific provision for financial guarantees provided, pursuant to Resolution No. 4,512/16.

c) Financial guarantees

Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument. The provision for financial guarantees provided is formed based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely. The provisioning parameters are established based on the internal credit risk management models. In case of retail operations, these models use historical information, while in wholesale operations, in addition to historical information, we adopted simulation processes to capture unobserved events. Any increase in liabilities related to financial guarantees is recognized in the statement of income under "Other operating income/expenses".

	On March 31 - R$ thousand			
	2019		**2018**	
	Guaranteed Values	**Provisions**	**Guaranteed Values**	**Provisions**
Surety and guarantees in judicial and administrative proceedings of a fiscal nature	40,277,800	(236,817)	38,300,793	(315,188)
Bank sureties	32,070,732	(403,119)	33,240,565	(426,482)
Others	965,535	(15,650)	1,134,439	(57,573)
Total	**73,314,067**	**(655,586)**	**72,675,797**	**(799,243)**

Notes to the Consolidated Financial Statements

20) INSURANCE, PENSION PLANS AND CAPITALIZATION BONDS

a) Technical provisions by account

	On March 31 - R$ thousand							
	Insurance (1)		Life and pension plans (2)		Capitalization bonds		Total	
	2019	2018	2019	2018	2019	2018	2019	2018
Current and long-term liabilities								
Mathematical reserve for unvested benefits	1,230,228	1,188,185	219,980,302	210,927,204	-	-	**221,210,530**	**212,115,389**
Mathematical reserve for vested benefits	348,390	326,790	8,601,066	8,090,020	-	-	**8,949,456**	**8,416,810**
Mathematical reserve for capitalization bonds	-	-	-	-	7,288,225	6,679,396	**7,288,225**	**6,679,396**
Reserve for claims incurred but not reported (IBNR)	3,543,810	3,348,554	916,076	1,029,586	-	-	**4,459,886**	**4,378,140**
Unearned premium reserve (3)	4,166,600	3,975,460	701,315	661,244	-	-	**4,867,915**	**4,636,704**
Complementary reserve for coverage (4)	-	-	-	847,593	-	-	**-**	**847,593**
Reserve for unsettled claims	4,403,097	4,261,582	1,353,478	1,637,005	-	-	**5,756,575**	**5,898,587**
Reserve for financial surplus	-	-	565,483	524,314	-	-	**565,483**	**524,314**
Reserve for draws and redemptions	-	-	-	-	948,319	915,037	**948,319**	**915,037**
Other reserves (5)	2,189,862	2,159,600	4,770,007	4,552,216	99,901	107,465	**7,059,770**	**6,819,281**
Total technical provisions	**15,881,987**	**15,260,171**	**236,887,727**	**228,269,182**	**8,336,445**	**7,701,898**	**261,106,159**	**251,231,251**

Notes to the Consolidated Financial Statements

b) Guarantees for technical provisions

	On March 31 - R$ thousand							
	Insurance		Life and pension plans		Capitalization bonds		Total	
	2019	2018	2019	2018	2019	2018	2019	2018
Total technical provisions	**15,881,987**	**15,260,171**	**236,887,727**	**228,269,182**	**8,336,445**	**7,701,898**	**261,106,159**	**251,231,251**
(-) Commercialization surcharge – extended warranty	(39,573)	(116,101)	-	-	-	-	**(39,573)**	**(116,101)**
(-) Portion corresponding to contracted reinsurance	(121,051)	(156,832)	(10,117)	(21,948)	-	-	**(131,168)**	**(178,780)**
(-) Receivables	(923,407)	(865,259)	-	-	-	-	**(923,407)**	**(865,259)**
(-) Unearned premium reserve – Health and dental insurance (6)	(1,379,460)	(1,260,404)	-	-	-	-	**(1,379,460)**	**(1,260,404)**
(-) Reserves from DPVAT agreements	(628,708)	(543,659)	-	-	-	-	**(628,708)**	**(543,659)**
To be insured	**12,789,788**	**12,317,916**	**236,877,610**	**228,247,234**	**8,336,445**	**7,701,898**	**258,003,843**	**248,267,048**
Investment fund quotas (VGBL and PGBL)	-	-	200,302,894	193,861,861	-	-	**200,302,894**	**193,861,861**
Investment fund quotas (excluding VGBL and PGBL)	5,912,909	4,947,883	23,370,039	22,631,805	1,318,066	1,185,602	**30,601,014**	**28,765,290**
Government securities	9,687,755	9,260,169	19,390,219	19,267,104	7,338,420	7,462,085	**36,416,394**	**35,989,358**
Shares	1,213	3,023	1,330,052	1,569,504	-	-	**1,331,265**	**1,572,527**
Private securities	15,616	14,668	139,519	154,799	34,537	38,904	**189,672**	**208,371**
Total technical provision guarantees	**15,617,493**	**14,225,743**	**244,532,723**	**237,485,073**	**8,691,023**	**8,686,591**	**268,841,239**	**260,397,407**

(1) "Other reserves" - Insurance includes the Provision for Insufficient Premiums (PIP) of R$2,133,130 thousand and the Reserve for Related Expenses of R$36,498 thousand;
(2) "Other reserves" - Life and Pension Plan mainly includes the "Reserve for redemption and other amounts to be settled" in the amount of R$2,205,296 thousand, "Reserve for related expenses" of R$526,374 thousand and "Other technical provisions" of R$2,007,136 thousand;
(3) Includes the unearned Premium Reserve of risks covered not yet issued (PPNG-RVNE) in the amount of R$155,218 thousand;
(4) The liability adequacy test result, conducted for the reference date of December 31, 2018, presented a total insufficiency of R$1,058,152 thousand which, in compliance with SUSEP Circular No. 517/15 and its amendments, was fully offset by the amount corresponding to the difference between the market value and the book-entry value of the securities given in guarantee of the technical provisions classified under the category "held to maturity". For this reason the Complementary Reserve for Coverage (PCC) was fully reversed on the reference date of December 31, 2018;
(5) In Other technical provisions, Life and Pension Plan, includes the transfer of R$2,007,136 thousand of the mathematical provisions of benefits to be granted and benefits granted, with the authorization of SUSEP; and
(6) Deduction set forth in Article 4 of ANS Normative Resolution No. 392/15.

Notes to the Consolidated Financial Statements

c) Insurance, pension plan contribution and capitalization bond retained premiums

	Three months ended on March 31 - R$ thousand	
	2019	2018
Written premiums	9,783,074	9,199,035
Pension plan contributions (including VGBL)	6,832,442	7,056,032
Capitalization bond income	1,477,955	1,425,529
Granted coinsurance premiums	(11,258)	(9,054)
Refunded premiums	(20,083)	(101,456)
Net written premiums earned	**18,062,130**	**17,570,086**
Reinsurance premiums paid	(20,810)	(18,164)
Insurance, pension plan and capitalization bond retained premiums	**18,041,320**	**17,551,922**

21) NON-CONTROLLING INTERESTS IN SUBSIDIARIES

	On March 31 - R$ thousand	
	2019	2018
Banco Bradesco BBI S.A.	5,191	18,201
Other (1)	666,658	580,810
Total	**671,849**	**599,011**

(1) Primarily relates to the non-controlling interest in the subsidiary "Odontoprev".

22) SHAREHOLDERS' EQUITY (PARENT COMPANY)

a) Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On March 31	
	2019	2018
Common	4,031,915,068	3,359,929,223
Preferred	4,031,914,646	3,359,928,872
Subtotal	**8,063,829,714**	**6,719,858,095**
Treasury (common shares)	(6,642,963)	(5,535,803)
Treasury (preferred shares)	(24,889,584)	(20,741,320)
Total outstanding shares	**8,032,297,167**	**6,693,580,972**

b) Transactions of capital stock involving quantities of shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2018	**3,354,393,420**	**3,339,187,552**	**6,693,580,972**
Increase of capital stock with issuing of shares – bonus of 20% (1)	671,985,845	671,985,774	1,343,971,619
Increase of shares in treasury – bonus of 20%	(1,107,160)	(4,148,264)	(5,255,424)
Number of outstanding shares as at March 31, 2019	**4,025,272,105**	**4,007,025,062**	**8,032,297,167**

(1) It benefited the shareholders registered in the records of Bradesco on March 29, 2018.

In the Special Shareholders' Meeting of March 11, 2019, the approval was proposed by the Board of Directors to increase the capital stock by R$8,000,000 thousand, increasing it from R$67,100,000 thousand to R$75,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account "Profit Reserves - Statutory Reserve", in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 1,343,971,619 new nominative-book entry shares, with no nominal value, whereby 671,985,845 are common and 671,985,774 are preferred shares, which will be allocated free-of-charge to the shareholders as bonus, to the ratio of 2 new shares for every 10 shares of the same type that they own on the base date, and was approved by the Bacen on March 19, 2019.

Notes to the Consolidated Financial Statements

c) Interest on Shareholders' Equity

Bradesco's capital remuneration policy aims to distribute interest on shareholders' equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company's Bylaws.

Interest on shareholders' equity for the period ended on March 31, 2019 is calculated as follows:

	R$ thousand	% (1)
Net income for the period	5,820,442	
(-) Legal reserve	291,022	
Adjusted calculation basis	**5,529,420**	
Monthly, intermediaries and supplementary interest on shareholders' equity (gross), paid and/or provisioned	2,061,617	
Withholding income tax on interest on shareholders' equity	(309,243)	
Interest on shareholder's equity (net) accumulated in March 2019	**1,752,374**	**31.69**
Interest on shareholder's equity (net) accumulated in March 2018	**1,519,406**	**35.81**

(1) Percentage of interest on shareholders' equity after adjustments.

Interest on shareholders' equity were paid or recognized in provisions, as follows:

Description	R$ thousand				
	Per share (gross)		Gross amount paid/ recognized in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid/recognized in provision
	Common	Preferred			
Monthly interest on shareholders' equity paid	0.051749	0.056924	330,604	49,591	281,013
Supplementary interest on shareholders´ equity paid	0.207319	0.228051	1,456,933	218,540	1,238,393
Total accrued on March 31, 2018	**0.259068**	**0.284975**	**1,787,537**	**268,131**	**1,519,406**
Monthly interest on shareholders' equity paid	0.051749	0.056924	363,664	54,550	309,114
Supplementary interest on shareholders' equity provisioned	0.201346	0.221481	1,697,953	254,693	1,443,260
Total accrued on March 31, 2019	**0.253095**	**0.278405**	**2,061,617**	**309,243**	**1,752,374**

d) Treasury shares

Bradesco acquired a total of 6,642,963 common shares and 24,889,584 preferred shares for a total amount of R$440,514 thousand until March 31, 2019 which all remain in treasury. The minimum, average and maximum cost per common share is R$19.34962, R$24.55863 and R$27.14350, and per preferred share is R$19.37456, R$26.98306 and R$33.12855, respectively. The fair value was R$37.85 per common share and R$42.94 per preferred share on March 31, 2019.

Notes to the Consolidated Financial Statements

23) FEE AND COMMISSION INCOME

	Three months ended on March 31 - R$ thousand	
	2019	2018
Credit card income	1,781,986	1,691,320
Checking account	1,849,607	1,746,519
Loans	725,677	724,134
Collections	488,686	499,533
Consortium management	457,178	383,067
Asset management	377,691	410,311
Underwriting/ Financial Advisory Services	121,468	153,512
Custody and brokerage services	262,553	149,068
Payments	120,399	111,715
Other	195,030	166,630
Total	**6,380,275**	**6,035,809**

24) PAYROLL AND RELATED BENEFITS

	Three months ended on March 31 - R$ thousand	
	2019	2018
Salaries	2,315,473	2,045,003
Benefits	1,144,860	1,094,353
Social security charges	773,930	700,673
Employee profit sharing	452,651	372,994
Provision for labor claims	252,941	403,484
Training	30,944	18,866
Total	**4,970,799**	**4,635,373**

25) OTHER ADMINISTRATIVE EXPENSES

	Three months ended on March 31 - R$ thousand	
	2019	2018
Outsourced services	1,152,180	1,137,730
Depreciation and amortization	673,132	684,360
Data processing	520,346	546,053
Communication	392,593	392,501
Asset maintenance	284,985	272,070
Rental	301,961	286,568
Financial system services	264,126	241,084
Advertising and marketing	229,537	228,117
Security and surveillance	183,203	193,925
Transport	185,578	185,474
Water, electricity and gas	120,886	104,967
Supplies	44,459	53,299
Travel	65,064	57,765
Other	294,295	238,774
Total	**4,712,345**	**4,622,687**

Notes to the Consolidated Financial Statements

26) TAX EXPENSES

	Three months ended on March 31 - R$ thousand	
	2019	2018
Contribution for Social Security Financing (COFINS)	1,004,124	962,668
Social Integration Program (PIS) contribution	163,642	159,271
Tax on Services (ISSQN)	267,598	239,560
Municipal Real Estate Tax (IPTU) expenses	69,610	61,741
Other	87,662	86,882
Total	**1,592,636**	**1,510,122**

27) OTHER OPERATING INCOME

	Three months ended on March 31 - R$ thousand	
	2019	2018
Other interest income	515,719	505,449
Reversal of other operating provisions	564,118	501,078
Revenues from recovery of charges and expenses	134,122	103,323
Gains on sale of goods	1,324	4,298
Other	417,319	569,780
Total	**1,632,602**	**1,683,928**

28) OTHER OPERATING EXPENSES

	Three months ended on March 31 - R$ thousand	
	2019	2018
Other finance costs	491,876	413,050
Sundry losses	83,148	71,004
Discount granted	270,712	309,936
Commissions on loans and financing	139,693	162,510
Intangible assets amortization - payroll	321,282	267,929
Goodwill amortization (Note 14a)	404,199	611,513
Card marketing expenses	777,116	880,201
Expenses with civil, tax and other contingencies	349,179	318,019
Other	2,100,711	1,346,730
Total	**4,937,916**	**4,380,892**

29) NON-OPERATING INCOME (LOSS)

	Three months ended on March 31 - R$ thousand	
	2019	2018
Gain/loss on sale and write-off of assets and investments	(91,377)	(181,032)
Recording/reversal of non-operating provisions (1)	(33,927)	(31,214)
Other	27,609	2,308
Total	**(97,695)**	**(209,938)**

(1) Includes primarily allowance for non-use assets (BNDU).

Notes to the Consolidated Financial Statements

30) RELATED-PARTY TRANSACTIONS

a) Related-party transactions (direct and indirect) are carried out according to CMN Resolution No. 3,750/99 and CVM Resolution No. 642/10. The Organization has a Transaction Policy with related parts disclosed on the Investor Relations website. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

	On March 31 - R$ thousand							
	Controllers (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total	
	2019	2018	2019	2018	2019	2018	2019	2018
Assets								
Interbank investments	-	-	550,141	655,936	-	-	550,141	655,936
Securities and derivative financial instruments	18,548	-	24,725	2,752	-	-	43,273	2,752
Loans, other receivables and assets	17	-	213,036	7,703	59,834	-	270,887	7,703
Liabilities								
Demand deposits/Savings accounts	15	25	13,605	12,843	17,442	16,251	31,062	29,119
Time deposits	1,567,076	922,430	898,749	324,107	135,279	89,164	2,601,104	1,335,701
Securities sold under agreements to repurchase	2,036,012	-	46,672	5,009	903	6,528	2,083,587	11,537
Funds from issuance of securities and subordinated debts	9,225,078	7,580,187	-	-	904,425	857,494	10,129,503	8,437,681
Derivative financial instruments	1,755	27,800	-	-	-	-	1,755	27,800
Interest on own capital and dividends payable	565,674	603,235	-	-	-	-	565,674	603,235
Other liabilities	-	-	10,410,616	7,981,401	2,948	-	10,413,564	7,981,401

	Three months ended on March 31 - R$ thousand							
	Controllers (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total	
	2019	2018	2019	2018	2019	2018	2019	2018
Income from financial intermediation	944	(249)	9,073	10,365	-	-	10,017	10,116
Financial intermediation expenses	(204,155)	(141,228)	(15,988)	(5,265)	(13,540)	(13,834)	(233,683)	(160,327)
Income from services provided	33	-	96,573	72,309	67	-	96,673	72,309
Other expenses net of other operating revenues	(13,184)	(315)	(409,087)	(46,983)	(166,993)	-	(589,264)	(47,298)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;
(2) Companies listed in Note 12; and
(3) Members of the Board of Directors and the Board of Executive Officers.

Notes to the Consolidated Financial Statements

b) Remuneration of Key Management Personnel

Each year, the Annual Shareholders' Meeting approves:

- The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company's Bylaws; and

- The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization.

For 2019, the maximum amount of R$859,469 thousand was determined for the remuneration of the Directors, and part of this refers to the social security contribution to the INSS, which is an obligation of the Organization, and R$482,672 thousand to cover supplementary pension plan defined contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred class b shares issued by BBD Participações S.A. and /or preferred shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short and medium term remuneration to Managers

	Three months ended on March 31 - R$ thousand	
	2019	**2018**
Remuneration and Social Security Contribution to the INSS	228,730	129,672
Total	**228,730**	**129,672**

Post-employment benefits

	Three months ended on March 31 - R$ thousand	
	2019	**2018**
Defined contribution supplementary pension plans	131,508	114,402
Total	**131,508**	**114,402**

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

	On March 31	
	2019	**2018**
• Common shares	0.55%	0.45%
• Preferred shares	1.05%	1.02%
• Total shares (1)	0.80%	0.73%

(1) On March 31, 2019, direct and indirect shareholding of the members of Bradesco's Board of Directors and Board of Executive Officers amounted to 2.55% of common shares, 1.09% of preferred shares and 1.82% of all shares (2.27% of common shares, 1.05% of preferred shares and 1.67% of all shares in 2018).

Notes to the Consolidated Financial Statements

31) RISK AND CAPITAL MANAGEMENT

a) Risk Management

Bradesco carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. Within Bradesco the dissemination of knowledge amongst employees at all hierarchical levels is stimulated, from the business areas to the Board of Directors.

Risk and capital management structures have established policies, standards and procedures, ensuring that the Bradesco Organization maintains a control process consistent with the nature of its operations, complexity of its products and services, activities, processes, systems and the extent of its exposure to risks. These structures are also composed by a number of committees, commissions and departments that provide support to the Board of Directors and the Executive Board in decision-making. The most notable amongst these are the Integrated Risk Management and Capital Allocation Committee, whose role is to ensure compliance with the Organization's risk management processes and policies, and the Risk Committee, whose main objective is to assess the Organization's risk management framework and eventually propose improvements. Both advise the Board of Directors in the performance of its duties in the management and control of risks and capital.

Detailed information on risk management process, reference equity and also Bradesco's risk exposures may be found in Investors Relations website at bradescori.com.br – Market Information.

b) Capital Management

The Basel Ratio is part of the set of indicators that are monitored and evaluated in the process of Capital Management, and is intended to measure the sufficiency of capital in relation to the exposure to risks. The table below shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the period, Bradesco has fulfilled all the minimum regulatory requirements.

Below is the Basel Ratio:

Calculation basis - Basel Ratio	On March 31 - R$ thousand	
	Prudential Conglomerate	
	2019	2018
Tier I capital	**98,370,385**	**78,206,022**
Common equity	88,943,539	73,101,239
Shareholders' equity	126,674,052	113,775,893
Non-controlling interest / Other	152,270	186,400
Prudential adjustments	(37,882,783)	(40,861,054)
Additional Capital (1)	9,426,846	5,104,783
Tier II capital	**25,041,502**	**21,963,699**
Subordinated debts (Resolution No. 4,192/13)	21,987,940	16,312,783
Subordinated debts (previous to CMN Resolution No. 4,192/13)	3,053,562	5,650,916
Reference Equity (a)	**123,411,887**	**100,169,721**
- Credit risk	612,394,209	567,007,118
- Market risk	12,746,976	10,641,832
- Operational risk	57,494,077	53,509,834
Risk-weighted assets – RWA (b)	**682,635,262**	**631,158,784**
Basel ratio (a/b)	**18.1%**	**15.9%**
Tier I capital	**14.4%**	**12.4%**
- Principal capital	13.0%	11.6%
- Additional capital	1.4%	0.8%
Tier II capital	**3.7%**	**3.5%**

(1) Authorization of subordinated debts to compose Tier I in the amount of R$4,179,700 thousand (R$1,737,700 thousand in December 2018 and in R$2,442,000 thousand in January 2019).

Notes to the Consolidated Financial Statements

c) Indicator of Global Systemic Importance (IAISG)

According to Bacen Circular Letter No. 3,751/15, Bradesco calculated the indicators for the evaluation of global systemic importance (IAISG), disclosed in Investor Relations website (bradescori.com.br - Market Information - Risk Management – Global Systemic Importance Index – Annex I and II).

d) Market Risk

Our market risk management process is run on a corporate wide basis, from business areas to the Board of Directors. This process involves several areas with specific purposes, ensuring an efficient structure, with market risk measurement and control carried out on a centralized and independent basis. This process allowed the Organization to be the first financial institution in the country authorized by the Central Bank of Brazil to use, since January 2013, its in-house models of market risk to determine our regulatory capital requirement. The management process, approved by the Board of Directors, is also reassessed at least annually by the relevant committees and the Board of Directors itself. Proposed market risk limits are validated by specific committees for approval by the Integrated Risk Management and Capital Allocation Committee, to be submitted to the Board of Directors depending on the characteristics of business, which are separated into the following portfolios:

Trading Portfolio: it is composed of all the operations made with financial instruments, including derivatives, retained for negotiation or destined to hedge other instruments of the portfolio itself, and that are not subject to the limitation of their negotiability. The operations detained for negotiation are those destined for resale, to obtain benefits based on the variation of effective or expected prices, or for arbitrage. Portfolio risks in these cases are monitored by:

- Value at Risk (VaR): by the Delta-Normal methodology, with a 99% confidence level, and 10-day horizon. For the option, the models of historical simulation and the Delta-Gama-Vega are applied, whereby the most conservative of the two prevails;
- Stress: quantifies the negative impact of extreme events, based on historical and prospective scenarios;
- Results Management;
- Financial Exposure/ Concentration; and
- Sensitivity analysis.

Banking Portfolio: composed of operations not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges. Portfolio risks in these cases are monitored by:

- Interest Rate Risk – EVE (Economic Value of Equity); and
- Sensitivity analysis.

The Market Risk unit provides daily management reports for the controlling of the business areas and positions to the Senior Management, in addition to weekly reports and periodic presentations to the Board of Directors. The reports are realized according to system of alerts, which determines the recipients of the risk reports in accordance with the percentage of use of limits. Thus, the higher the risk limit consumption, the more members of the Senior Management will receive the reports.

In addition to daily reports, every fortnight the positions of the Trading Portfolio are discussed in the Treasury Executive Committee and the positions of the Banking Portfolio and liquidity reports are handled by the Treasury Executive Committee for the Management of Assets and Liabilities. In both committees, the results and the risks are evaluated and the strategies are discussed. Both the governance process and the existing limits are validated by the Integrated Risk Management and Capital Allocation Committee and submitted for approval by the Board of Directors, being reviewed at least once a year.

In case of any risk limit breach monitored by the Integrated Risk Control Department – DCIR, the head of the business unit in charge is informed of the limit usage and, in a timely manner, Integrated Risk Management and Capital Allocation Committee is called in order to make a decision. If the committee chooses to increase the limit and/or change or maintain the positions, the Board of Directors is called to approve a new limit or to review our strategy with regard to this particular risk.

Notes to the Consolidated Financial Statements

Below is the 1-day VaR:

Risk factors	On March 31 - R$ thousand	
	2019	**2018**
Fixed rates	4,542	2,837
IGPM/IPCA	5,054	4,153
Exchange coupon	194	98
Foreign currency	3,668	4,881
Equities	1,274	205
Sovereign/Eurobonds and Treasuries	3,850	4,743
Other	1,632	2
Correlation/diversification effect	(7,322)	(1,324)
VaR (Value at Risk)	**12,892**	**15,595**

Amounts net of tax.

Sensitivity analysis - CVM Instruction No. 475/08

Sensitivity analysis of the Organization's financial exposures (Trading and Banking Portfolio) were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$3.91 a scenario of R$3.95 was used, while for a 1-year fixed interest rate of 6.56%, a 6.57% scenario was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$3.91 a scenario of R$4.89 was used, while for a 1-year fixed interest rate of 6.56%, a 8.20% scenario was applied. The scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$3.91 a scenario of R$5.86 was used, while for a 1-year fixed interest rate of 6.56%, a 9.84% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

The results presented reveal the impacts for each scenario in a static position of the portfolio. The dynamism of the market and portfolios means that these positions change continuously and do not necessarily reflect the position demonstrated here. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Senior Management. Therefore, where there are indicators of deterioration in certain positions, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization.

Notes to the Consolidated Financial Statements

I - Sensitivity Analysis – Trading Portfolio

		On March 31 - R$ thousand					
		Trading Portfolio (1)					
		2019			2018		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(215)	(34,074)	(67,815)	(95)	(14,225)	(28,389)
Price indexes	Exposure subject to variations in price index coupon rates	(248)	(23,392)	(45,539)	(208)	(22,775)	(42,804)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(10)	(844)	(1,677)	(5)	(414)	(823)
Foreign currency	Exposure subject to exchange rate variations	(559)	(13,967)	(27,934)	(2,776)	(69,898)	(139,796)
Equities	Exposure subject to variation in stock prices	(334)	(8,352)	(16,704)	(54)	(1,359)	(2,719)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(460)	(49,089)	(93,893)	(134)	(19,447)	(38,611)
Other	Exposure not classified in other definitions	-	(12)	(24)	-	(2)	(5)
Total excluding correlation of risk factors		**(1,826)**	**(129,730)**	**(253,586)**	**(3,272)**	**(128,120)**	**(253,147)**
Total including correlation of risk factors		**(701)**	**(74,781)**	**(145,284)**	**(2,464)**	**(45,682)**	**(91,426)**

(1) Amounts net of tax.

Notes to the Consolidated Financial Statements

Presented below are the impacts of the financial exposures also considering the Banking Portfolio (composed of operations not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges).

II - Sensitivity Analysis – Trading and Banking Portfolios

		On March 31 - R$ thousand					
		Trading and Banking Portfolios (1)					
		2019			2018		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(17,431)	(3,439,826)	(6,646,563)	(15,039)	(2,687,713)	(5,217,110)
Price indexes	Exposure subject to variations in price index coupon rates	(9,520)	(963,403)	(1,741,095)	(5,017)	(586,674)	(1,063,304)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1,470)	(123,974)	(238,932)	(815)	(71,431)	(138,596)
Foreign currency	Exposure subject to exchange rate variations	(2,372)	(62,924)	(125,848)	(3,697)	(86,715)	(173,429)
Equities	Exposure subject to variation in stock prices	(21,981)	(549,513)	(1,099,025)	(16,648)	(416,206)	(832,412)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(1,561)	(96,338)	(187,810)	(2,550)	(66,941)	(133,427)
Other	Exposure not classified in other definitions	(791)	(19,782)	(39,564)	(31)	(764)	(1,527)
Total excluding correlation of risk factors		**(55,126)**	**(5,255,760)**	**(10,078,837)**	**(43,797)**	**(3,916,444)**	**(7,559,805)**
Total including correlation of risk factors		**(39,428)**	**(4,348,739)**	**(8,367,070)**	**(29,681)**	**(3,402,425)**	**(6,565,404)**

(1) Amounts net of tax effects.

Notes to the Consolidated Financial Statements

e) Social and environmental risk

The social and environmental risk is represented by potential damages that an economic activity can cause to society and to the environment. The social and environmental risks associated with financial institutions are mostly indirect and stem from business relationships, including those with the supply chain and with customers, through financing and investment activities.

The social and environmental risk management process has a robust governance structure, comprised of committees, policies, standards and procedures, allowing the risk to be properly identified, measured, mitigated, monitored and reported. This process complies with Resolution No. 4,327/14 of the Central Bank and observes the principles of relevance and proportionality, which is necessary in view of the complexity of the financial products and the profile of Organization's activities.

The Organization seeks to constantly incorporate and improve the criteria for managing the social and environmental risk arising from business relations with customers, through loan and financing operations, guarantees, suppliers and investments, which comprise the scope of analysis reflected in the Organization's Social and Environmental Risk Standard.

The Organization has made several commitments related to environmental and social aspects, such as the Carbon Disclosure Project (CDP), the Principles for Responsible Investment (PRI), the Business Charter for Human Rights and Promotion of Decent Work (Ethos), the United Nations Environment Program (UNEP-FI), the Global Compact, among others.

Moreover, the Organization has been a signatory of the Equator Principles since 2004, and among the requirements evaluated are as follows the working conditions, impacts to the community and the environment of projects financed by the Organization, pursuant to the Brazilian legislation and the standards and guidelines of the International Finance Corporation (IFC), besides the World Bank Group's Health, Safety and Environment Guidelines. During the credit granting process, transactions under Equator Principles undergo a social and environmental risk analysis.

In 2018 and in the first quarter of 2019, there was no hiring Advisory Service and Financing Project Finance and Corporate Loan to projects classified under the criteria of the Equator Principles III.

Notes to the Consolidated Financial Statements

f) Below is the statement of financial position by currency and maturity

I – The statement of financial position by currency

	On March 31 - R$ thousand			
	2019			2018
	Balance	Local	Foreign (1) (2)	Foreign (1) (2)
Assets				
Current and long-term assets	**1,285,577,092**	**1,189,644,012**	**95,933,080**	**77,343,569**
Cash and due from banks	17,831,838	12,791,944	5,039,894	3,794,104
Interbank investments	110,877,933	108,427,531	2,450,402	1,192,235
Securities and derivative financial instruments	560,685,336	537,164,609	23,520,727	22,978,186
Interbank and interdepartmental accounts	87,570,128	87,570,128	-	-
Loans and leases	321,377,954	287,263,044	34,114,910	28,815,506
Other receivables and assets	187,233,903	156,426,756	30,807,147	20,563,538
Permanent assets	**29,948,865**	**29,913,138**	**35,727**	**35,297**
Investments	7,785,671	7,785,671	-	-
Premises and equipment and leased assets	8,771,824	8,751,776	20,048	22,176
Intangible assets	13,391,370	13,375,691	15,679	13,121
Total	**1,315,525,957**	**1,219,557,150**	**95,968,807**	**77,378,866**
Liabilities				
Current and long-term liabilities	**1,187,810,080**	**1,096,899,338**	**90,910,742**	**68,548,715**
Deposits	326,035,069	312,690,581	13,344,488	12,144,926
Securities sold under agreements to repurchase	201,339,994	191,644,773	9,695,221	9,318,337
Funds from issuance of securities	157,506,810	153,589,424	3,917,386	2,869,816
Interbank and interdepartmental accounts	23,175,240	19,981,052	3,194,188	3,417,063
Borrowing and on-lending	57,865,201	24,429,638	33,435,563	19,772,087
Derivative financial instruments	18,173,162	16,800,766	1,372,396	634,962
Technical provision for insurance, pension plans and capitalization bonds	261,106,159	261,093,605	12,554	5,536
Other liabilities:				
- Subordinated debts	53,957,908	40,436,737	13,521,171	11,523,622
- Others	88,650,537	76,232,762	12,417,775	8,862,366
Deferred income	**369,976**	**369,976**	-	-
Non-controlling interests in subsidiaries	**671,849**	**671,849**	-	-
Shareholders' equity	**126,674,052**	**126,674,052**	-	-
Total	**1,315,525,957**	**1,224,615,215**	**90,910,742**	**68,548,715**
Net position of assets and liabilities			**5,058,065**	**8,830,151**
Net position of derivatives (2)			(53,769,292)	(57,232,695)
Other net off-balance-sheet accounts (3)			23,865	(563,970)
Net foreign exchange position (passive) (4)			**(48,687,362)**	**(48,966,514)**

(1) Amounts originally recognized and/or indexed mainly in USD;
(2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month;
(3) Other commitments recorded in off-balance-sheet accounts; and
(4) Assets, liabilities and results of foreign investments and dependencies are translated into Brazilian reais at the local currency exchange rates, and the effects resulting from the conversion process totaled R$346,306 thousand in the period and were recorded in the result. These effects were off-set by the results obtained by the financial instruments used to hedge the effects of the exchange variation produced by our investments abroad. For investments abroad that have a functional currency different from the real, the effects of the conversion are recorded in Shareholders' Equity in the reserve for Asset Valuation Adjustments.

Notes to the Consolidated Financial Statements

II - The statement of financial position by maturity

	On March 31 - R$ thousand					
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets						
Current and long-term assets	**685,583,160**	**130,322,532**	**64,744,443**	**404,926,957**	**-**	**1,285,577,092**
Cash and due from banks	17,831,838	-	-	-	-	17,831,838
Interbank investments (1)	88,258,518	20,212,761	1,083,887	1,322,767	-	110,877,933
Securities and derivative financial instruments (1) (2)	382,383,847	13,694,544	4,865,173	159,741,772	-	560,685,336
Interbank and interdepartmental accounts	86,836,228	-	-	733,900	-	87,570,128
Loans and leases	28,329,999	69,032,991	46,792,849	177,222,115	-	321,377,954
Other receivables and assets	81,942,730	27,382,236	12,002,534	65,906,403	-	187,233,903
Permanent assets	**470,492**	**2,354,195**	**2,825,482**	**15,358,095**	**8,940,601**	**29,948,865**
Investments	-	-	-	-	7,785,671	7,785,671
Premises and equipment	123,276	616,379	739,654	6,463,592	828,923	8,771,824
Intangible assets	347,216	1,737,816	2,085,828	8,894,503	326,007	13,391,370
Total in March 31, 2019	**686,053,652**	**132,676,727**	**67,569,925**	**420,285,052**	**8,940,601**	**1,315,525,957**
Total in March 31, 2018	**671,534,007**	**116,029,194**	**73,163,668**	**361,852,995**	**8,829,224**	**1,231,409,088**
Liabilities						
Current and long-term liabilities	**662,082,578**	**84,344,463**	**96,086,192**	**335,870,001**	**9,426,846**	**1,187,810,080**
Deposits (3)	148,690,164	17,516,586	34,004,282	125,824,037	-	326,035,069
Securities sold under agreements to repurchase (1)	193,330,463	6,858,649	70,255	1,080,627	-	201,339,994
Funds from issuance of securities	8,714,004	29,331,654	38,711,226	80,749,926	-	157,506,810
Interbank and interdepartmental accounts	23,175,240	-	-	-	-	23,175,240
Borrowing and on-lending	6,106,858	21,809,519	10,848,539	19,100,285	-	57,865,201
Derivative financial instruments	4,375,467	3,559,615	2,858,842	7,379,238	-	18,173,162
Technical provisions for insurance, pension plans and capitalization bonds (3)	222,584,458	3,927,406	1,522,192	33,072,103	-	261,106,159
Other liabilities:						
- Subordinated debts	636	216,648	6,424,152	37,889,626	9,426,846	53,957,908
- Others	55,105,288	1,124,386	1,646,704	30,774,159	-	88,650,537
Deferred income	**369,976**	**-**	**-**	**-**	**-**	**369,976**
Non-controlling interests in subsidiaries	**-**	**-**	**-**	**-**	**671,849**	**671,849**
Shareholders' equity	**-**	**-**	**-**	**-**	**126,674,052**	**126,674,052**
Total in March 31, 2019	**662,452,554**	**84,344,463**	**96,086,192**	**335,870,001**	**136,772,747**	**1,315,525,957**
Total in March 31, 2018	**670,670,465**	**83,577,245**	**66,651,597**	**296,134,877**	**114,374,904**	**1,231,409,088**
Net assets accumulated on March 31, 2019	**23,601,098**	**71,933,362**	**43,417,095**	**127,832,146**		
Net assets accumulated on March 31, 2018	**863,542**	**33,315,491**	**39,827,562**	**105,545,680**		

(1) Repurchase agreements are classified according to the maturity of the transactions;

(2) Investments in investment funds are classified as 1 to 30 days; and

(3) Demand and savings deposits and technical provisions for insurance, pension plans and capitalization bonds comprising "VGBL" and "PGBL" products are classified as 1 to 30 days, without considering average historical turnover.

Notes to the Consolidated Financial Statements

32) EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and managers, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The Plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The Supplementary Pension Plan counts on contributions from employees and managers of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) maintains variable contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases related to the former employees of Baneb.

Bradesco sponsors both variable benefit and defined contribution retirement plans, through *Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão* (Capof), to employees originating from Banco BEM S.A.

Bradesco sponsors a defined benefit plan through *Caixa de Previdência Privada Bec* – Cabec for employees of Banco do Estado do Ceará S.A.

Kirton Bank S.A. Banco Múltiplo, Kirton Capitalização S.A., Kirton Corretora de Seguros S.A., Bradesco-Kirton Corretora de Câmbio S.A. and Kirton Seguros S.A. sponsor a defined benefit plan called APABA for employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsors for its employees a defined contribution plan, known as the Kirton Prev Benefits Plan (*Plano de Benefícios Kirton Prev*), both managed by MultiBRA – Pension Fund.

Banco Losango S.A. Banco Múltiplo, Kirton Bank S.A. Banco Múltiplo and Credival – Participações, Administração e Assessoria Ltda. sponsor three pension plans for its employees, which are: Losango I Benefits Plan – Basic Part, in the defined benefit mode, Losango I – Supplementary Part and PREVMAIS Losango Plan, the last two in the form of contribution variable, all managed by MultiBRA – Settlor – Multiple Fund.

Bradesco also took on the obligations of Kirton Bank S.A. Banco Múltiplo with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A., as well as complementing Retirement and Health Plan of employees from Lloyds.

Bradesco, in its offices abroad, provides pension plans for its employees and management, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Total expenses related to contributions made in the first quarter of 2019 was R$248,337 thousand (R$260,337 thousand in 2018).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and administrators, including health insurance, dental care, life and personal accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled R$1,175,804 thousand in the first quarter of 2019 (R$1,113,219 thousand in 2018).

Notes to the Consolidated Financial Statements

33) INCOME TAX AND SOCIAL CONTRIBUTION

a) Calculation of income tax and social contribution charges

	Three months ended on March 31 - R$ thousand	
	2019	**2018**
Income before income tax and social contribution	**7,407,012**	**7,550,892**
Total burden of income tax and social contribution at the current rates (Note 3h)	(2,962,805)	(3,397,901)
Effect on the tax calculation:		
Equity investment in unconsolidated and jointly controlled companies	114,624	192,530
Net non-deductible expenses of nontaxable income	82,272	11,112
Interest on shareholders' equity (paid and payable)	824,647	804,392
Other amounts (1)	396,171	(633,579)
Income tax and social contribution for the period	**(1,545,091)**	**(3,023,446)**

(1) Primarily, includes: (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the equalization of the effective rate in relation to the rate 40% for 2019 and 45% for 2018, shown; and (iii) the deduction incentives.

b) Breakdown of income tax and social contribution in the statement of income

	Three months ended on March 31 - R$ thousand	
	2019	**2018**
Current taxes:		
Income tax and social contribution payable	**(2,871,400)**	**(3,103,977)**
Deferred taxes:		
Amount recorded/realized in the period on temporary differences	1,766,774	382,538
Use of opening balances of:		
Social contribution loss	(167,764)	(204,537)
Income tax loss	(280,170)	(195,356)
Constitution in the period on:		
Social contribution loss	2,170	66,544
Income tax loss	5,299	31,342
Total deferred tax assets	**1,326,309**	**80,531**
Income tax and social contribution for the period	**(1,545,091)**	**(3,023,446)**

Notes to the Consolidated Financial Statements

c) Deferred income tax and social contribution

	R$ thousand			
	Balance on 12/31/2018	Amount recorded	Realized / Decrease	Balance on 03/31/2019
Allowance for loan losses	31,425,769	2,213,057	(951,638)	32,687,188
Civil provisions	2,218,971	168,348	(120,743)	2,266,576
Tax provisions	2,935,174	38,856	(35,648)	2,938,382
Labor provisions	2,380,578	237,931	(251,874)	2,366,635
Provision for devaluation of securities and investments	105,186	1,574	(1,222)	105,538
Provision for devaluation of foreclosed assets	665,765	69,714	(58,570)	676,909
Adjustment to fair value of trading securities	2,198,742	456,707	(774,634)	1,880,815
Amortization of goodwill	360,903	7,386	(4,663)	363,626
Provision for interest on shareholder's equity (1)		679,181	-	679,181
Other	4,099,057	1,025,935	(932,923)	4,192,069
Total deductible taxes on temporary differences	**46,390,145**	**4,898,689**	**(3,131,915)**	**48,156,919**
Income tax and social contribution losses in Brazil and overseas	6,679,495	7,469	(447,934)	6,239,030
Subtotal	**53,069,640**	**4,906,158**	**(3,579,849)**	**54,395,949**
Adjustment to fair value of available-for-sale securities	977,639	48,414	(583,519)	442,534
Total deferred tax assets (Note 3h and 10b)	**54,047,279**	**4,954,572**	**(4,163,368)**	**54,838,483**
Deferred tax liabilities (Note 33e)	**4,120,387**	**931,442**	**(198,176)**	**4,853,653**
Deferred tax assets, net of deferred tax liabilities	**49,926,892**	**4,023,130**	**(3,965,192)**	**49,984,830**
- Percentage of net deferred tax assets on capital (Note 31)	**42.3%**			**40.5%**
- Percentage of net deferred tax assets over total assets	**3.9%**			**3.8%**

(1) The tax credit on interest on shareholders' equity is accounted for up to the permitted tax limit.

The accounting record of the deferred tax assets was made using the rates applicable to the period projected for its realization and is based on the projection of future results and on a technical analysis. Due to being classified in the condition established by art.1, paragraph I of CMN Resolution No. 3,059/02, with amendments introduced by CMN Resolution No. 4,441/15 and article 3 of CMN Circular No. 3,776/15. In December, Bradesco protocolled with Bacen, an authorization request to maintain the stock and constitute new deferred tax assets, which was deferred on January 22, 2019, as at March 31, 2019, no deferred tax assets were constituted, substantially, on temporary differences, in the amount of R$515,219 thousand, which will be recorded upon the effective perspectives of realization, according to the technical study and analyses made by the Board and by the Standards of Bacen.

d) Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

	R$ thousand				
	Temporary differences		Income tax and social contribution losses		Total
	Income tax	Social contribution	Income tax	Social contribution	
2019	8,008,524	4,790,235	39,980	36,658	12,875,397
2020	7,841,288	4,689,040	63,777	37,684	12,631,789
2021	6,779,878	4,054,696	373,760	222,130	11,430,464
2022	5,043,464	3,018,808	693,856	412,265	9,168,393
2023	2,108,066	1,225,010	1,962,288	1,200,216	6,495,580
After 2023	373,493	224,417	327,605	868,811	1,794,326
Total	**30,154,713**	**18,002,206**	**3,461,266**	**2,777,764**	**54,395,949**

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

On March 31, 2019, the present value of deferred tax assets, calculated based on the average funding rate, net of tax effects, amounts to R$51,416,721 thousand (R$48,955,974 thousand in 2018), of which: R$45,825,313 thousand (R$44,731,319 thousand in 2018) of temporary differences; and R$5,591,408 thousand (R$4,224,655 thousand in 2018) to tax losses and negative basis of social contribution.

Notes to the Consolidated Financial Statements

e) Deferred tax liabilities

	On March 31 - R$ thousand	
	2019	**2018**
Fair value adjustment to securities and derivative financial instruments	1,934,508	2,290,085
Difference in depreciation	246,037	272,625
Judicial deposit and others	2,673,108	2,702,884
Total	**4,853,653**	**5,265,594**

The deferred tax liabilities of companies in the financial and insurance sectors were established considering the increased social contribution rate, established by Law No. 11,727/08 (Note 3h).

Notes to the Consolidated Financial Statements

34) OTHER INFORMATION

a) Fair value

The book value, net of loss provisions of the principal financial instruments is shown below:

Portfolio	On March 31 - R$ thousand					
			Unrealized gain/(loss) without tax effects			
	Book value	Fair value	In income statement		In shareholders' equity	
	2019		2019	2018	2019	2018
Securities and derivative financial instruments (Notes 3e, 3f and 7)	560,685,336	568,265,368	11,534,090	6,359,038	7,580,032	2,490,810
- Adjustment of available-for-sale securities (Note 7bII)	-	-	3,954,058	3,868,228	-	-
- Adjustment of held-to-maturity securities (Note 7c item 4)	-	-	7,580,032	2,490,810	7,580,032	2,490,810
Loan and leases (Notes 2, 3g and 9) (1)	419,311,629	420,437,083	1,125,454	500,360	1,125,454	500,360
Investments (Notes 3j and 12) (2)	7,785,671	23,400,145	15,614,474	22,574,437	15,614,474	22,574,437
Treasury shares (Note 22d)	440,514	1,320,195	-	-	879,681	591,730
Time deposits (Notes 3n and 15a)	184,936,008	184,674,400	261,608	221,768	261,608	221,768
Funds from issuance of securities (Note 15c)	157,506,810	157,018,281	488,529	300,691	488,529	300,691
Borrowing and on-lending (Notes 16a and 16b)	57,865,201	58,211,587	(346,386)	(159,792)	(346,386)	(159,792)
Subordinated debts (Note 18)	53,957,908	54,469,765	(511,857)	(540,451)	(511,857)	(540,451)
Unrealized gains excluding tax			**28,165,912**	**29,256,051**	**25,091,535**	**25,979,553**

(1) Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics; and
(2) Primarily includes the surplus of interest in subsidiaries, associates and jointly controlled companies (Cielo, Odontoprev, IRB and Fleury).

Determination of the fair value of financial instruments:

- Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the quoted market price at the reporting date. If no quoted market price is available, amounts are estimated based on the dealer quotations, pricing models, quotation models or quotations for instruments with similar characteristics;

- Fixed rate loans were determined by discounting estimated cash flows, using interest rates applied by the Organization for new contracts with similar features. These rates are consistent with the market at the reporting date; and

- Time deposits, funds from issuance of securities, borrowing and on-lending were calculated by discounting the difference between the cash flows under the contract terms and our prevailing market rates for the same product at the reporting date.

Notes to the Consolidated Financial Statements

b) The Organization manages investment funds and portfolios with net assets which, on March 31, 2019, amounted to R$954,385,903 thousand (R$878,721,247 thousand in 2018).

c) Consortium funds

	On March 31 - R$ thousand	
	2019	**2018**
Monthly estimate of funds receivable from consortium members	668,052	641,083
Contributions payable by the group	31,885,073	30,574,087
Consortium members - assets to be included	27,727,235	26,576,688
Credits available to consortium members	6,556,563	6,059,983

	On March 31 - In units	
	2019	**2018**
Number of groups managed	3,535	3,448
Number of active consortium members	1,528,016	1,422,020
Number of assets to be included	625,499	623,461

d) As part of the convergence process with international accounting standards, the Brazilian Accounting Pronouncements Committee (CPC) has issued several accounting pronouncements, as well as their interpretations and guidelines, which are applicable to financial institutions only after approval by CMN. Until March 31, 2019, the accounting pronouncements approved by CMN and adopted by Bradesco were as follows:

- Resolution No. 3,566/08 – Impairment of Assets (CPC 01);
- Resolution No. 3,604/08 – Statement of Cash Flows (CPC 03);
- Resolution No. 3,750/09 – Related Party Disclosures (CPC 05);
- Resolution No. 3,823/09 – Provisions, Contingent Liabilities and Contingent Assets (CPC 25);
- Resolution No. 3,973/11 – Subsequent Event (CPC 24);
- Resolution No. 3,989/11 – Share-based Payment (CPC 10 - R1);
- Resolution No. 4,007/11 – Accounting Policies, Changes in Estimates and Error Correction (CPC 23);
- Resolution No. 4,144/12 – Basic Conceptual Pronouncement (R1); and
- Resolution No. 4,424/15 – Employee Benefits (CPC 33 – R1).

Presently, it is not possible to estimate when the CMN will approve the other CPC accounting pronouncements or if they will be applied prospectively or retrospectively.

CMN Resolution No. 3,786/09 and Circular Letter No. 3,472/09 establish that financial institutions and other entities authorized by Bacen to operate, which are publicly-held companies or which are required to establish an Audit Committee shall, since December 31, 2010, annually prepare and publish in up to 90 days after the reference date of December 31 their consolidated financial statements, prepared under the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). As required by Resolution, on March 7, 2019, Bradesco published its consolidated financial statements for December 31, 2018 and 2017 on its website, in accordance with IFRS.

e) In the first quarter of 2019, there were no material changes in the compulsory collection rules.

Management Bodies

Base Date April 23, 2019

Board of Directors

Chairman
Luiz Carlos Trabuco Cappi

Vice Chairman
Carlos Alberto Rodrigues Guilherme

Members
Denise Aguiar Alvarez
João Aguiar Alvarez
Milton Matsumoto
Alexandre da Silva Glüher
Josué Augusto Pancini
Maurício Machado de Minas

Board of Executive Officers

Executive Officers
Chief Executive Officer
Octavio de Lazari Junior

Executive Vice-Presidents
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri

Managing Officers
Moacir Nachbar Junior
Renato Ejnisman
Walkiria Schirrmeister Marchetti
Guilherme Muller Leal
Rogério Pedro Câmara
João Carlos Gomes da Silva
Bruno D'Avila Melo Boetger

Deputy Officers
Glaucimar Peticov
José Ramos Rocha Neto
Antonio José da Barbara
Edson Marcelo Moreto
José Sérgio Bordin
Leandro de Miranda Araujo
Roberto de Jesus Paris

Department Officers
Alessandro Décio Farkuh
Amilton Nieto
André Bernardino da Cruz Filho
André Ferreira Gomes
Antonio Carlos Melhado
Antonio Daissuke Tokuriki
Antonio Gualberto Diniz
Carlos Wagner Firetti
Clayton Camacho
Edilson Dias dos Reis
Edilson Wiggers
Fernando Antônio Tenório
Fernando Freiberger
Fernando Honorato Barbosa
Frederico William Wolf
João Albino Winkelmann
José Gomes Fernandes
Julio Cardoso Paixão
Klayton Tomaz dos Santos
Layette Lamartine Azevedo Júnior
Leandro José Diniz
Lucio Rideki Takahama
Manoel Guedes de Araujo Neto
Marcelo Frontini
Marcelo Santos Dall'Occo
Marcio Henrique Araujo Parizotto
Marcos Aparecido Galende
Marlos Francisco de Souza Araujo
Mauricio Gomes Maciel
Oswaldo Tadeu Fernandes
Paulo Aparecido dos Santos
Paulo Eduardo Waack
Roberto Medeiros Paula
Waldemar Ruggiero Júnior

Officers
Albert Adell Roso
Alexandre Cesar Pinheiro Quercia
Alexandre Panico
Antranik Haroutiounian
Carlos Alberto Alástico
Carlos Henrique Villela Pedras
Carlos Leibowicz
Edmir José Domingues
Gilvandro Matos Silva
Jeferson Ricardo Garcia Honorato
Jefferson Ricardo Romon
José Augusto Ramalho Miranda
José Leandro Borges
Marcos Antônio Martins
Nairo José Martinelli Vidal Júnior
Nilton Pereira dos Santos Junior
Roberto França
Romero Gomes de Albuquerque
Ruy Celso Rosa Filho
Vasco Azevedo
Victor Rosa Marinho de Queiroz

Regional Officers
Ademir Aparecido Correa Junior
Alberto do Nascimento Lemos
Almir Rocha
Altair Luiz Guarda
Altair Naumann
Amadeu Emilio Suter Neto
César Cabús Berenguer Silvany
*Deborah D'Avila Pereira Campani Santana
Delvair Fidêncio de Lima
Francisco Henrique França Fernandes
Geraldo Dias Pacheco
João Pedro da Silva Villela
Joel Queiroz de Lima
José Flávio Ferreira Clemente
José Roberto Guzela
Marcos Daniel Boll
Nelson Veiga Neto
Osmar Sanches Biscuola
Paulo Roberto Andrade de Aguiar
Telma Maria dos Santos Calura

Committees Subordinated to the Board of Directors

Statutory Committees

Audit Committee
Milton Matsumoto - Coordinator
Paulo Roberto Simões da Cunha – Financial Specialist
Wilson Antonio Salmeron Gutierrez
Paulo Ricardo Satyro Bianchini
José Luis Elias

Remuneration Committee
Luiz Carlos Trabuco Cappi – Coordinator
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Valdirene Soares Secato (Non-Manager)

Non-Statutory Committees

Internal Controls and Compliance Committee
Carlos Alberto Rodrigues Guilherme – Coordinator
Milton Matsumoto
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Moacir Nachbar Junior
Frederico William Wolf
Marlos Francisco de Souza Araujo

Ethics Integrity and Conduct Committee
Carlos Alberto Rodrigues Guilherme - Coordinator
Milton Matsumoto
Alexandre da Silva Glüher
Josué Augusto Pancini
Maurício Machado de Minas
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Glaucimar Peticov
Clayton Camacho
Edilson Wiggers
Frederico William Wolf
Nairo José Martinelli Vidal Júnior

Integrated Risk Management and Capital Allocation Committee
André Rodrigues Cano – Coordinator
Octavio de Lazari Junior
Josué Augusto Pancini
Maurício Machado de Minas
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Moacir Nachbar Junior
Vinicius José de Almeida Albernaz
Marlos Francisco de Souza Araujo

Risk Committee
Alexandre da Silva Glüher - Coordinator
Carlos Alberto Rodrigues Guilherme
André Rodrigues Cano

Succession Planning and Nomination Committee
Luiz Carlos Trabuco Cappi - Coordinator
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Octavio de Lazari Junior
André Rodrigues Cano
Glaucimar Peticov

Sustainability and Diversity Committee
Luiz Carlos Trabuco Cappi - Coordinator
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Alexandre da Silva Glüher
Josué Augusto Pancini
Maurício Machado de Minas
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Eurico Ramos Fabri
Moacir Nachbar Junior
Glaucimar Peticov
Marcos Aparecido Galende

Committee Subordinated to the Chief Executive Officer

Disclosure Executive Committee
Leandro de Miranda Araujo - Coordinator
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Moacir Nachbar Junior
Antonio José de Barbara
Carlos Wagner Firetti
Marcelo Santos Dall'Occo
Marcos Aparecido Galende
Oswaldo Tadeu Fernandes
Antonio Campanha Junior
Vinicius José de Almeida Albernaz

Fiscal Council

Sitting Members
Ariovaldo Pereira - Coordinator
Domingos Aparecido Maia
José Maria Soares Nunes
Ivanyra Maura de Medeiros Correia
Walter Luis Bernardes Albertoni

Deputy Members
João Batista de Moraes
Nilson Pinhal
Renaud Roberto Teixeira
-
Reginaldo Ferreira Alexandre

Ombudsman Department
Nairo José Martinelli Vidal Júnior - Ombudsman

General Accounting Department
Oswaldo Tadeu Fernandes
Accountant – CRC 1SP271968/O-5

* Process in the process of homologation by the Central Bank.

Independent Auditors' Report on the Consolidated Financial Statements

To
The Shareholders and the Board of Directors of
Banco Bradesco S.A.
Osasco – SP

Introduction

We have reviewed the interim consolidated balance sheet of Banco Bradesco S.A. ("Bradesco" or the "Bank") as at March 31, 2019 and the related statements of income, changes in shareholders' equity and cash flows for the three-month period then ended, including the main explanatory notes.

Management is responsible for the preparation of this consolidated interim financial information in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil. Our responsibility is to express a conclusion on this interim consolidated financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review (NBC TR 2410 - *Revisão de Informações Intermediárias Executada pelo Auditor da Entidade* and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of people responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim consolidated financial information does not present fairly, in all material respects, the consolidated financial position of Bradesco as at March 31, 2019, the consolidated performance of its operations and its consolidated cash flows for the three month period then ended, in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil.

Other matter – Statement of added value

The interim consolidated financial information, related to the statement of value added ("DVA") for the three-month period ended as at March 31, 2019, which was prepared under Bradesco Management responsibility, and which presentation is not required in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, were subject to review procedures performed together with the review of the consolidated interim financial information of the Banco Bradesco S.A.. For the purposes of forming our opinion, we assessed whether these statements are reconciled with the financial information and accounting records, as applicable, and if their form and content are in accordance with the criteria set forth in the Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, we are not aware, of any fact that could lead us to believe that they were not prepared, in all material respects, consistently with the consolidated interim financial information taken as a whole.

Osasco, April 24, 2019

KPMG Auditores Independentes
CRC SP-028567/F

Original report in Portuguese signed by

André Dala Pola
Contador CRC 1SP214007/O-2

Fiscal Council Report

The members of the Fiscal Council, in the exercise of their legal and statutory duties, examined the Management Report and Financial Statements of Banco Bradesco S.A. for the first quarter of 2019 and the technical feasibility study for the generation of taxable income, and are presented at present value, whose purpose is the realization of Deferred Tax Assets in accordance with CVM Instruction No. 371/02, Resolutions 3,059/02 and 3,355/06, both of the National Monetary Council, and Circular No. 3,171/02, of Banco Central do Brasil, and in view of the report of KPMG Auditores Independentes, presented without reservations, are of the opinion that the aforementioned items, examined in light of the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil, adequately reflect the Company's equity and financial position.

Cidade de Deus, Osasco, SP, April 24, 2019.

Ariovaldo Pereira

Domingos Aparecido Maia

José Maria Soares Nunes

Ivanyra Maura de Medeiros Correia

Walter Luis Bernardes Albertoni

For further information, please contact:

Market Relations Department

Cidade de Deus, s/nº - Prédio Vermelho - 3º andar

Osasco – SP

Phone: (11) 2194-0922

Email: investidores@bradesco.com.br
www.bradescori.com.br

Leandro de Miranda Araújo
Executive Deputy Officer and Investor Relations Officer

Carlos Wagner Firetti

Director of Market Relations

bradesco

bradesco